SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of operations	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2012 to 09/30/2012	7
01/01/2011 to 09/30/2011	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet – Liabilities	11
Statement of operations	13
Statement of comprehensive income (loss)	14
Statement of cash flows	15
Statements of changes in Equity
01/01/2012 to 09/30/2012	16
01/01/2011 to 09/30/2011	17
Statement of value added	18
Comments on performance	19
Notes to interim financial information	53
Comments on Company’s Business Projections	121
Other information deemed relevant by the Company	122
Reports and statements
Report on review of interim financial information	N/A
Management statement of interim financial information	125
Management statement on the report on review of interim financial information	126

0

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 9/30/2012
Paid-in Capital
Common	432,872
Preferred	0
Total	432,872
Treasury shares
Common	600
Preferred	0
Total	600

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2012	PRIOR YEAR 12/31/2011
1	Total Assets	6,351,779	6,665,289
1.01	Current Assets	1,938,316	2,275,354
1.01.01	Cash and cash equivalents	37,092	32,226
1.01.01.01	Cash and banks	37,092	31,116
1.01.01.02	Short-term investments	-	1,110
1.01.02	Short-term investments	54,321	90,962
1.01.02.01	Short-term investments	54,321	90,962
1.01.02.01.02	Short-term investments – held for trading	54,321	90,962
1.01.03	Accounts receivable	975,872	1,390,694
1.01.03.01	Trade accounts receivable	975,872	1,390,694
1.01.03.01.01	Receivables from clients of developments	949,514	1,381,420
1.01.03.01.02	Receivables from clients of construction and services rendered	26,358	9,274
1.01.04	Inventories	689,860	504.489
1.01.04.01	Properties for sale	689,860	504,489
1.01.07	Prepaid expenses expenses	43,694	41,947
1.01.07.01	Prepaid expenses and others	43,694	41,947
1.01.08	Other current assets	137,477	215,036
1.01.08.01	Non current assets for sale	14,391	65,969
1.01.08.01.01	Land available for sale	14,391	65,969
1.01.08.03	Others	123,086	149,067
1.01.08.03.01	Others accounts receivable and others	31,133	26,503
1.01.08.03.02	Derivative financial instruments	10,801	4,418
1.01.08.03.03	Receivables from related parties	81,152	118,146
1.02	Non current assets	4,413,463	4,389,935
1.02.01	Non current assets	684,540	730,559
1.02.01.03	Accounts receivable	419,496	169,666
1.02.01.03.01	Receivables from clients of developments	419,496	169,666
1.02.01.04	Inventories	80,776	405,958
1.02.01.04.01	Properties for sale	80,776	405,958
1.02.01.09	Others non current assets	184,268	154,935
1.02.01.09.03	Others accounts receivable and others	111,905	95,869
1.02.01.09.04	Receivables from related parties	72,363	59,066
1.02.02	Investments	3,666,742	3,616,333
1.02.02.01	Interest in associates and affiliates	3,495,138	3,433,220
1.02.02.01.02	Interest in subsidiaries	3,259,722	3,134,293
1.02.02.01.04	Other investments	235,416	298,927
1.02.02.02.	Interest in subsidiaries	171,604	183,113
1.02.02.02.01	Interest in subsidiaries - goodwill	171,604	183,113
1.02.03	Property and equipment	15,051	12,074
1.02.03.01	Operation property and equipment	15,051	12,074
1.02.04	Intangible assets	47,130	30,969
1.02.04.01	Intangible assets	47,130	30,969

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2012	PRIOR YEAR 12/31/2011
2	Total Liabilities	6,351,779	6,665,289
2.01	Current liabilities	1,728,033	2,877,234
2.01.01	Social and labor obligations	50,545	26,996
2.01.01.02	Labor obligations	50,545	26,996
2.01.01.02.01	Salaries, payroll charges and profit sharing	50,545	26,996
2.01.02	Suppliers	47,667	54,295
2.01.02.01	Local suppliers	47,667	54,295
2.01.03	Tax obligations	42,969	50,868
2.01.03.01	Federal tax obligations	42,969	50,868
2.01.04	Loans and financing	827,311	2,007,964
2.01.04.01	Loans and financing	512,794	721,788
2.01.04.02	Debentures	314,517	1,286,176
2.01.05	Others obligations	712,319	702,236
2.01.05.01	Payables to related parties	361,521	198,197
2.01.05.02	Others	350,798	504,039
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	117,175	232,792
2.01.05.02.05	Other obligations	91,374	98,773
2.01.05.02.06	Payables to venture partners	113,932	139,907
2.01.05.02.07	Obligations assumed on the assignment of receivables	28,317	32,567
2.01.06	Provisions	47,222	34,875
2.01.06.01	Tax, labor and civel lawsuits	47,222	34,875
2.01.06.01.01	Tax lawsuits	940	1,894
2.01.06.01.02	Labor lawsuits	17,129	14,968
2.01.06.01.04	Civel lawsuits	29,153	18,013
2.02	Non current liabilities	1,986,102	1,139,582
2.02.01	Loans and financing	1,544,287	444,705
2.02.01.01	Loans and financing	661,215	444,705
2.02.01.01.01	Loans and financing in local currency	661,215	444,705
2.02.01.02	Debentures	883,072	0
2.02.02	Others obligations	303,193	554,354
2.02.02.02	Others	303,193	554,354
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	46,968	53,467
2.02.02.02.04	Other liabilities	44,808	36,489
2.02.02.02.05	Payables to venture partners	124,628	200,056
2.02.02.02.06	Obligations assumed on the assignment of receivables	86,789	264,342
2.02.03	Deferred taxes	63,926	66,801
2.02.03.01	Deferred income tax and social contribution	63,926	66,801
2.02.04	Provisions	74,696	73,722
2.02.04.01	Tax, labor and civel lawsuits	74,696	73,722
2.03	Equity	2,637,644	2,648,473
2.03.01	Capital	2,734,159	2,734,157
2.03.02	Capital Reserves	32,863	18,066
2.03.02.04	Granted options	104,080	89,283
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Reserves	-1,731	-1,731
2.03.04.09	Treasury shares	-1,731	-1,731
2.03.05	Accumulated losses	-127,647	-102,019

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE 1/1/2012 to 9/30/2012	PRIOR YEAR QUARTER 7/1/2011 to 9/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 9/30/2011
3.01	Gross Sales and/or Services	289,763	942,559	228,088	764,114
3.01.01	Real estate development and sales and construction services rendered	323,127	1,038,024	245,192	826,722
3.01.03	Taxes on sales and services	-33,364	-95,465	-17,104	-62,608
3.02	Cost of sales and/or services	-231,341	-740,081	-177,442	-681,186
3.02.01	Cost of real estate development	-231,341	-740,081	-177,442	-681,186
3.03	Gross profit	58,422	202,478	50,646	82,928
3.04	Operating expenses/income	-11,874	-96,476	-85,156	-175,995
3.04.01	Selling expenses	-25,999	-76,472	-33,406	-86,973
3.04.02	General and administrative expenses	-32,115	-98,174	-23,212	-68,443
3.04.05	Other operating expenses	-6,461	-26,622	-21,691	-77,228
3.04.05.01	Depreciation and amortization	-10,561	-21,777	-12,600	-34,985
3.04.05.02	Other operating expenses	4,100	-4,845	-9,091	-42,243
3.04.06	Equity pick-up	52,701	104,792	-6,847	56,649
3.05	Income (loss) before financial results and income taxes	46,548	106,002	-34,510	-93,067
3.06	Financial	-41,595	-134,504	-33,502	-75,006
3.06.01	Financial income	4,644	13,756	13,085	33,914
3.06.02	Financial expenses	-46,239	-148,260	-46,587	-108,920
3.07	Income before income taxes	4,953	-28,502	-68,012	-168,073
3.08	Income and social contribution taxes	-112	2,874	16,765	41,692
3.08.01	Current	-	-	-	-
3.08.02	Deferred	-112	2,874	16,765	41,692
3.09	Income (loss) from continuing operation	4,841	-25,628	-51,247	-126,381
3.11	Income (loss) for the period	4,841	-25,628	-51,247	-126,381
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	0,01120	-0,05930	-0,11880	-0,29290
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	0,00960	-0,05930	-0,11880	-0,29290

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE 1/1/2012 to 9/30/2012	PRIOR YEAR QUARTER 7/1/2011 to 9/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 9/30/2011
4.01	Income (loss) for the period	4,841	-25,628	-51,247	-126,381
4.03	Comprehensive income (loss) for the period	4,841	-25,628	-51,247	-126,381

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 9/30/2011
6.01	Net cash from operating activities	179,517	361,964
6.01.01	Cash generated in the operations	-32,071	-62,286
6.01.01.01	Loss before income and social contribution taxes	-28,502	-168,073
6.01.01.02	Equity pick-up	-104,792	-56,649
6.01.01.03	Stock options expenses	14,363	9,946
6.01.01.04	Unrealized interest and finance charges, net	28,716	91,482
6.01.01.05	Derivatives financial instruments	-6,383	-3,558
6.01.01.06	Depreciation and amortization	21,777	34,985
6.01.01.07	Provision for legal claims	37,250	27,951
6.01.01.08	Provision for profit sharing	19,500	36
6.01.01.09	Warranty provision	2,726	1,594
6.01.01.10	Write-off of property and equipment, net	1,186	-
6.01.01.11	Allowance for doubtful accounts	3,754	-
6.01.01.12	Provision for realization of non-financial assets – properties for sale	-28,630	-
6.01.01.13	Provision for penalties due to delay in construction works	-4,545	-
6.01.01.14	Write-off of Cipesa’s goodwill due to sale of landbank	11,509	-
6.01.02	Variation in Assets and Liabilities	211,588	424,250
6.01.02.01	Trade accounts receivable	161,238	79,482
6.01.02.02	Properties for sale	220,019	-46,185
6.01.02.03	Other accounts receivable	-20,668	-7,928
6.01.02.04	Prepaid expenses	-1,748	1,955
6.01.02.05	Obligations for purchase of land and adv. from customers	-122,117	42,006
6.01.02.06	Taxes and contributions	-7,898	-8,220
6.01.02.07	Suppliers	-6,629	-13,883
6.01.02.08	Salaries and payable charges	4,051	-12,983
6.01.02.09	Transactions with related parties	200,317	115,629
6.01.02.10	Other obligations	3,078	64,938
6.01.02.11	Assignment of credits receivable, net	-218,055	209,439
6.02	Net cash from investing activities	37,414	-194,560
6.02.01	Purchase of property and equipment and intangible assets	-42,101	-36,755
6.02.02	Additional investments in subsidiaries	42,874	-501,944
6.02.03	Redemption of short-term investments	180,507	2,569,638
6.02.04	Short-term investments	-143,866	-2,225,499
6.03	Net cash from financing activities	-212,065	-131,408
6.03.01	Capital increase	2	4,957
6.03.02	Loans and financing obtained	332,429	465,241
6.03.03	Payment of loans and financing	-442,216	-665,122
6.03.04	CCI - Assignment of credits receivable	16,165	43,468
6.03.06	Loan transactions with related parties	-13,296	-24,952
6.03.07	Payables to venture partners	-105,149	45,000
6.05	Net decrease of cash and cash equivalents	4,866	35,996
6.05.01	Cash and cash equivalents at the beginning of the period	32,226	66,092
6.05.02	Cash and cash equivalents at the end of the period	37,092	102,088

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2012 TO 09/30/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total Equity
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.03	Opening adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473
5.04	Capital transactions with shareholders	2	14,797	0	0	0	14,799
5.04.01	Capital increase	2	0	0	0	0	2
5.04.03	Stock options plan	0	14,797	0	0	0	14,797
5.05	Total of comprehensive loss	0	0	0	-25,628	0	-25,628
5.05.01	Loss for the period	0	0	0	-25,628	0	-25,628
5.07	Closing balance	2,734,159	31,132	0	-127,647	0	2,637,644

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 09/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total equity
5.01	Opening balance	2,729,198	294,148	547,404	0	0	3,570,750
5.03	Opening Adjusted balance	2,729,198	294,148	547,404	0	0	3,570,750
5.04	Capital transactions with shareholders	4,957	13,604	0	0	0	18,561
5.04.01	Capital increase	4,957	0	0	0	0	4,957
5.04.03	Stock options plan	0	13,604	0	0	0	13,604
5.05	Comprehensive Income	0	0	0	-126,381	0	-126,381
5.05.01	Loss for the period	0	0	0	-126,381	0	-126,381
5.07	Closing balance	2,734,155	307,752	547,404	-126,381	0	3,462,930

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 9/30/2011
7.01	Revenues	1,038,024	826,722
7.01.01	Real estate development, sale and services	1,041,778	826,722
7.01.04	Allowance for doubtful accounts	-3,754	-
7.02	Inputs acquired from third parties	-723,820	-640,599
7.02.01	Cost of Sales and/or Services	-681,097	-597,452
7.02.02	Materials, energy, outsourced labor and other	-42,723	-43,147
7.03	Gross added value	314,204	186,123
7.04	Retentions	-21,777	-34,985
7.04.01	Depreciation, amortization and depletion	-21,777	-34,985
7.05	Net added value produced by the Company	292,427	151,138
7.06	Added value received on transfer	118,548	90,563
7.06.01	Equity accounts	104,792	56,649
7.06.02	Financial income	13,756	33,914
7.07	Total added value to be distributed	410,975	241,701
7.08	Added value distribution	410,975	241,701
7.08.01	Personnel and payroll charges	116,503	120,677
7.08.02	Taxes and contributions	112,853	46,531
7.08.03	Compensation – Interest	207,245	200,874
7.08.04	Compensation – Company capital	-25,626	-126,381
7.08.04.03	Retained losses	-25,626	-126,381

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2012	PRIOR YEAR 12/31/2011
1	Total Assets	9,025,658	9,506,624
1.01	Current Assets	7,020,400	7,314,358
1.01.01	Cash and cash equivalents	463,846	137.598
1.01.01.01	Cash and banks	309,668	86,628
1.01.01.02	Short-term investments	154,178	50,970
1.01.02	Short-term investments	770,980	846,062
1.01.02.01	Short-term investments	770,980	846,062
1.01.02.01.02	Short-term investments – held for trading	770,980	846,062
1.01.03	Accounts receivable	3,325,239	3,962,574
1.01.03.01	Trade accounts receivable	3,325,239	3,962,574
1.01.03.01.01	Receivables from clients of developments	3,322,011	3,951,170
1.01.03.01.02	Receivables from clients of construction and services rendered	3,228	11,404
1.01.04	Inventories	2,038,646	2,049,084
1.01.04.01	Properties for sale	2,038,646	2,049,084
1.01.07	Prepaid expenses expenses	71,817	73,532
1.01.07.01	Prepaid expenses and others	71,817	73,532
1.01.08	Other current assets	349,872	245,508
1.01.08.01	Non current assets for sale	180,703	93,188
1.01.08.01.01	Land available for sale	180,703	93,188
1.01.08.03	Others	169,169	152,320
1.01.08.03.01	Others accounts receivable and others	83,091	60,378
1.01.08.03.02	Receivables from related parties	67,896	84,207
1.01.08.03.03	Derivative financial instruments	18,182	7,735
1.02	Non Current assets	2,005,258	2,192,266
1.02.01	Non current assets	1,725,446	1,909,989
1.02.01.03	Accounts receivable	1,161,268	863,874
1.02.01.03.01	Receivables from clients of developments	1,161,268	863,874
1.02.01.04	Inventories	319,929	798,206
1.02.01.04.01	Properties for sale	319,929	798,206
1.02.01.09	Others non current assets	244,249	247,909
1.02.01.09.03	Others accounts receivable and others	164,335	143,850
1.02.01.09.04	Receivables from related parties	79,914	104,059
1.02.03	Property and equipment	41,294	52,793
1.02.03.01	Operation property and equipment	41,294	52,793
1.02.04	Intangible assets	238,518	229,484
1.02.04.01	Intangible assets	66,914	46,371
1.02.04.02	Goodwill	171,604	183,113

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2012	PRIOR YEAR 12/31/2011
2	Total Liabilities	9,025,658	9,506,624
2.01	Current liabilities	2,992,548	4,815,939
2.01.01	Social and labor obligations	112,214	75,002
2.01.01.02	Labor obligations	112,214	75,002
2.01.01.02.01	Salaries, payroll charges and profit sharing	112,214	75,002
2.01.02	Suppliers	156,197	135,720
2.01.02.01	Local suppliers	156,197	135,720
2.01.03	Tax obligations	297,006	250,578
2.01.03.01	Federal tax obligations	297,006	250,578
2.01.04	Loans and financing	1,418,033	3,034,743
2.01.04.01	Loans and financing	952,608	1,135,543
2.01.04.01.01	In Local Currency	952,608	1,135,543
2.01.04.02	Debentures	465,425	1,899,200
2.01.05	Others obligations	961,876	1,285,021
2.1.05.01	Paybales to related parties	88,463	97,937
2.01.05.02	Others	873,413	1,187,084
2.01.05.02.02	Minimum mandatory dividends	7,684	11,774
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	457,153	610,555
2.01.05.02.05	Payables to venture partners	156,773	219,796
2.01.05.02.06	Other obligations	193,136	274,214
2.01.05.02.07	Obligations assumed on assignment of receivables	58,667	70,745
2.01.06	Provisions	47,222	34,875
2.01.06.01	Tax, labor and civel lawsuits	47,222	34,875
2.01.06.01.01	Tax lawsuits	940	1,894
2.01.06.01.02	Labor lawsuits	17,129	14,968
2.01.06.01.04	Civel lawsuits	29,153	18,013
2.02	Non current liabilities	3,261,139	1,943,591
2.02.01	Loans and financing	2,432,012	721,067
2.02.01.01	Loans and financing	1,074,063	721,067
2.02.01.01.01	Loans and financing in local currency	1,074,063	721,067
2.02.01.02	Debentures	1,357,949	0
2.02.02	Other obligations	584,827	1,004,608
2.02.02.02	Others	584,827	1,004,608
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	113,175	177,135
2.02.02.02.04	Other obligations	110,085	142,857
2.02.02.02.05	Payables to venture partners	167,425	253,390
2.02.02.02.06	Obligations assumed on assignment of receivables	194,142	431,226
2.02.03	Deferred taxes	93,373	83,002
2.02.03.01	Deferred income tax and social contribution	93,373	83,002
2.02.04	Provisions	150,927	134,914
2.02.04.01	Tax, labor and civel lawsuits	150,927	134,914
2.02.04.01.01	Tax lawsuits	14,163	13,958
2.02.04.01.02	Labor lawsuits	33,679	24,792
2.02.04.01.04	Civel lawsuits	103,085	96,164
2.03	Equity	2,771,971	2,747,094
2.03.01	Capital	2,734,159	2,734,157
2.03.02	Capital Reserves	32,863	18,066
2.03.02.04	Granted options	104,080	89,283
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2012	PRIOR YEAR 12/31/2011
2.03.04	Reserves	-1,731	-1,731
2.03.04.09	Treasury shares	-1,731	-1,731
2.03.05	Retained earnings/accumulated losses	-127,647	-102,019
2.03.09	Non-controlling interest	134,327	98,621

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE 1/1/2012 to 9/30/2012	PRIOR YEAR QUARTER 7/1/2011 to 9/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 9/30/2011
3.01	Gross Sales and/or Services	1,064,094	3,032,464	874,378	2,589,085
3.01.01	Real estate development and sales and construction services rendered	1,146,217	3,259,801	921,608	2,757,306
3.01.03	Taxes on sales and services	-82,123	-227,337	-47,230	-168,221
3.02	Cost of sales and/or services	-755,962	-2,243,612	-708,614	-2,146,626
3.02.01	Cost of real estate development	-755,962	-2,243,612	-708,614	-2,146,626
3.03	Gross profit	308,132	788,852	165,764	442,459
3.04	Operating expenses/income	-203,476	-575,893	-169,612	-478,773
3.04.01	Selling expenses	-69,941	-206,592	-77,540	-215,292
3.04.02	General and administrative expenses	-80,951	-252,969	-59,746	-176,407
3.04.05	Other operating expenses	-52,584	-116,332	-32,326	-87,074
3.04.05.01	Depreciation and amortization	-18,704	-51,392	-21,855	-56,974
3.04.05.02	Other operating expenses	-33,880	-64,940	-10,471	-30,100
3.05	Income (loss) before financial results and income taxes	104,656	212,959	-3,848	-36,314
3.06	Financial	-60,808	-158,613	-58,111	-117,975
3.06.01	Financial income	17,394	58,804	31,619	77,980
3.06.02	Financial expenses	-78,202	-217,417	-89,730	-195,955
3.07	Income before income taxes	43,848	54,346	-61,959	-154,289
3.08	Income and social contribution taxes	-21,050	-46,983	19,003	52,570
3.08.01	Current	-18,756	-36,612	-16,331	-37,852
3.08.02	Deferred	-2,294	-10,371	35,334	90,422
3.09	Income (loss) from continuing operation	22,798	7,363	-42,956	-101,719
3.11	Income (loss) for the period	22,798	7,363	-42,956	-101,719
3.11.01	Income (loss) attributable to the Company	4,841	-25,628	-51,247	-126,381
3.11.02	Net income attributable to non-controlling interests	17,957	32,991	8,291	24,662
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	0,01120	-0,05930	-0,11880	-0,29290
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	0,00960	-0,05930	-0,11880	-0,29290

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 7/1/2012 to 9/30/2012	YEAR TO DATE 1/1/2012 to 9/30/2012	PRIOR YEAR QUARTER 7/1/2011 to 9/30/2011	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2011 to 9/30/2011
4.01	Income (loss) for the period	22,798	7,363	-42,956	-101,719
4.03	Consolidated comprehensive income (loss) for the period	22,798	7,363	-42,956	-101,719
4.03.01	Income (loss) attributable to Gafisa	4,841	-25,628	-51,247	-126,381
4.03.02	Net income attributable to the noncontrolling interests	17,957	32,991	8,291	24,662

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 9/30/2011
6.01	Net cash from operating activities	351,480	-469,369
6.01.01	Cash generated in the operations	259,931	81,256
6.01.01.01	Loss before income and social contribution taxes	54,346	-154,289
6.01.01.02	Stock options expenses	23,202	12,789
6.01.01.03	Unrealized interest and finance charges, net	58,016	117,130
6.01.01.04	Depreciation and amortization	51,392	56,974
6.01.01.05	Write-off of property and equipment, net	8,668	-
6.01.01.06	Provision for legal claims	67,050	34,672
6.01.01.07	Warranty provision	11,281	7,160
6.01.01.08	Provision for profit sharing	42,906	6,425
6.01.01.9	Allowance for doubtful accounts	-16,512	6,385
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-40,208	-
6.01.01.11	Provision for penalties due to delay in construction works	-1,190	-
6.01.01.12	Derivatives financial instruments	-10,529	-5,990
6.01.01.14	Write-off of Cipesa’s goodwill due to sale of landbank	11,509	-
6.01.02	Variation in Assets and Liabilities	91,549	-550,625
6.01.02.01	Trade accounts receivable	356,453	-289,318
6.01.02.02	Properties for sale	441,408	-314,837
6.01.02.03	Other accounts receivable	-41,133	-15,546
6.01.02.04	Transactions with related parties	6,836	17,060
6.01.02.05	Prepaid expenses	1,715	5,133
6.01.02.06	Suppliers	20,478	-5,276
6.01.02.07	Obligations for purchase of land and adv. from customers	-217,363	121,485
6.01.02.08	Taxes and contributions	46,428	-24,046
6.01.02.09	Salaries and payable charges	-5,693	45,160
6.01.02.10	Other obligations	-105,342	-48,923
6.01.02.11	Income tax and social contribution paid	-36,612	-37,852
6.01.02.12	Assignment of credits receivable, net	-375,626	-3,665
6.02	Net cash from investing activities	-5,245	356,217
6.02.01	Purchase of property and equipment and intangible assets	-80,327	-60,597
6.02.02	Redemption of short-term investments	488,213	4,572,960
6.02.03	Short-term investments	-413,131	-4,156,146
6.03	Net cash from financing activities	-19,987	241,177
6.03.01	Capital increase	2	4,957
6.03.02	Loans and financing obtained	655,979	708,729
6.03.03	Payment of loans and financing	-619,760	-876,601
6.03.04	CCI - Assignment of credits receivable	56,715	377,265
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	11,920	-10,405
6.03.06	Payables to venture partners	-148,988	72,464
6.03.07	Loans with related parties	24,145	-35,232
6.05	Net increase of cash and cash equivalents	326,248	128,025
6.05.01	Cash and cash equivalents at the beginning of the period	137,598	256,382
6.05.02	Cash and cash equivalents at the end of the period	463,846	384,407

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2012 TO 09/30/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,734,157	16,335	0	-102,019	0	2,648,473	98,621	2,747,094
5.03	Opening adjusted balance	2,734,157	16,335	0	-102,019	0	2,648,473	98,621	2,747,094
5.04	Capital transactions with shareholders	2	14,797	0	0	0	14,799	2,715	17,514
5.04.01	Capital increase	2	0	0	0		2	4,184	4,186
5.04.03	Stock options plan	0	14,797	0	0	0	14,797	-1,681	13,116
5.04.06	Dividends	0	0	0	0		0	212	212
5.05	Total of comprehensive income (loss)	0	0	0	-25,628	0	-25,628	32,991	7,363
5.05.01	Income (loss) for the period	0	0	0	-25,628	0	-25,628	32,991	7,363
5.07	Closing balance	2,734,159	31,132	0	-127,647	0	2,637,644	134,327	2,771,971

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 09/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,729,198	294,148	547,404	-	-	3.570.750	61,422	3,632,172
5.03	Opening Adjusted balance	2,729,198	294,148	547,404	-	-	3.570.750	61,422	3,632,172
5.04	Capital transactions with shareholders	4,957	13,604	-	-	-	18,561	209	18,770
5.04.01	Capital increase	4,957	-	-	-	-	4,957	64	5,021
5.04.03	Stock options plan	-	13,604	-	-	-	13,604	145	13,749
5.05	Comprehensive Income (loss)	-	-	-	-126,381	-	-126,381	24,662	-101,719
5.05.01	Income (loss) for the period	-	-	-	-126,381	-	-126,381	24,662	-101,719
5.07	Closing balance	2,734,155	307,752	547,404	-126,381	-	3,462,930	86,293	3,549,223

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 9/30/2012	YEAR TO DATE FROM PREVIOUS YEAR 9/30/2011
7.01	Revenues	3,259,802	2,757,306
7.01.01	Real estate development, sale and services	3,270,994	2,757,306
7.01.04	Allowance for doubtful accounts	-11,192	-
7.02	Inputs acquired from third parties	-2,365,810	-2,202,566
7.02.01	Cost of sales and/or services	-2,094,086	-2,012,225
7.02.02	Materials, energy, outsourced labor and other	-271,724	-190,341
7.03	Gross added value	893,992	554,740
7.04	Retentions	-51,392	-56,974
7.04.01	Depreciation, amortization and depletion	-51,392	-56,974
7.05	Net added value produced by the Company	842,600	497,766
7.06	Added value received on transfer	58,804	77,980
7.06.02	Financial income	58,804	77,980
7.07	Total added value to be distributed	901,404	575,746
7.08	Added value distribution	901,404	575,746
7.08.01	Personnel and payroll charges	265,000	230,113
7.08.02	Taxes and contributions	295,087	141,657
7.08.03	Compensation – Interest	366,943	330,357
7.08.04	Compensation – Company capital	-25,626	-126,381
7.08.04.03	Retained losses	-25,626	-126,381

Gafisa
Grandes ideias para viver bem

EARNINGS RELEASE | 3Q12

GAFISA GROUP REPORTS RESULTS FOR 3Q12

--- Gafisa Group unit deliveries increased 9% y-o-y to 17,729 in the 9M---

--- 9M12 unit deliveries reached 74% of mid-range guidance for the full year ---

--- Consolidated free cash generation was positive at R$149 million in 3Q12 ---

--- Operational consolidated cash flow reached R$607 million in 9M12, or ---

--- 87% of the mid point of the increased guidance established at range R$600-R$800 million --

--- Launches reached R$451.9 million, with sales of R$689.3 million in 3Q12 ---

--- The results represent 49% of the mid-range of the previous guidance of launches and

54% of the mid-range of full guidance, which excludes launches at Tenda in 2012

--- Consolidated sales velocity in the 3Q12 was 19%, or 23% ex-Tenda ---

IR Contact Info

Luciana Doria Wilson

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

3Q12 Earnings Results Conference Call

November 13, 2012

> 8am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 11am Brasilia Time

In Portuguese

Phones:

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 38738767

+55-11-3127-4999 (Brazil)

Code: 67871310

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,137,739[1]

Average daily trading volume (90 days2): R$59.3 million

1)      Including 599,486 treasury shares

2)      Up to September 30, 2012

FOR IMMEDIATE RELEASE - São Paulo, November 12, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2012.

Duilio Calciolari, Chief Executive Officer, said: “Our 3Q12 results demonstrate that the execution of Gafisa’s operations advanced in the direction of our planned full-year targets. The cash generation and the deleveraging of our balance sheet remain a priority and following the delivery of over 17,700 units, we have already exceeded the mid-point of our annual cash flow (CFO) guidance, resulting in increased CFO guidance of R$600-800mn for 2012. In addition to our focus on cash generation coming from our core business, we are also selling non-strategic land and generating new profitable businesses.”

“The Gafisa brand is now concentrated in the states of Sao Paulo and Rio de Janeiro. In the first nine months of the year we launched projects valued at over R$795 million, all of which are aligned to our guidelines for profitability and have strong levels of initial sales with a velocity of 59%. The completion of developments in non-strategic areas will still impact our profitability in the near-term. Thereafter we will have reduced the complexity of our business and substantially increased our execution capacity.”

“At Tenda, we remain focused on delivering existing and in-progress developments. Year-to-date we have transferred around 9,600 units to financial institutions, and delivered over 10,000 units. Of those contracts that have been cancelled, 70% have already been resold. We are postponing new Tenda launches to the first half of 2013 in order for the team to continue their good work and remain totally focused on completing and delivering current units. As a result we will not be launching the R$300 million originally planned for the year.”

“Our AlphaVille business continues to be a strong contributor to the Group’s profits. The brand has grown to represent almost half of year-to-date launches and we expect launches to increase sequentially to more than R$1 bilion. Given the returns achieved by this brand and further development opportunities in Brazil, we continue to favor the allocation of resources to opportunities that provide the right balance of growth and profitability.”

CONSOLIDATED FINANCIAL RESULTS

▲ Net revenue recognized by the “PoC” method was R$1.06 billion in the third quarter, which is in line with the 2Q12 result and up 22% year-over-year.

▲ Gross profit was R$308 million in the third quarter, up from R$279 million in the 2Q12 and R$166 million in the 3Q11. Gross margin increased to 29.0% in 3Q12, from 26.8% in the second quarter and 19.0% in 3Q11.

▲ EBITDA was R$183 million in the third quarter, up from R$149 million in the 2Q12 and R$62 million in the 3Q11. EBITDA for Gafisa and AlphaVille totaled R$69 million and R$92 million, respectively. During the third quarter, Tenda’s EBITDA was R$22 million. During the 9M12, the EBITDA margin reached 14.4% or 20.1% ex-Tenda, compared to 6.5% and 15.5%, respectively, in the 9M11.

▲ Third quarter net income was R$5 million, compared to R$1 million in the 2Q12 and a net loss of R$51 million in the 3Q11.

▲ As of September 30, 2012, the Company had approximately R$1.23 billion in cash and cash equivalents compared to R$1.1 billion at the end of the 2Q12. The net debt to equity ratio decreased to 106% in the 3Q12, from 112% in the 2Q12.

▲ Excluding project finance, the net debt/equity ratio was 28% as compared to 34% in the 2Q12.

CONSOLIDATED OPERATING RESULTS

▲ Project launches totaled R$451.9 million in the 3Q12, a 17% decrease compared to the 2Q12. Y-o-Y launches decreased 57% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 49% of the mid-range of the previous full-year launch guidance of R$2.7 to R$3.3 billion and 54% of the mid-range of the full-year launch guidance of R$2.4 to R$3.0 billion, which excludes launches at Tenda in 2012.

▲ Consolidated pre-sales totaled R$689.3 million in the third quarter, a 9% increase compared to the 2Q12, and a 34% decrease compared to the 3Q11. Sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

▲ The consolidated sales speed of launches reached 66.7% in the 3Q12 and 66.3% in the 9M12. Consolidated sales over supply reached 18.7%, compared to 23.1% in the 3Q11, reflecting fewer launches to pursue remedial/corrective action at Tenda. Excluding the Tenda brand, third-quarter sales over supply was 22.7%, compared to 20.1% in the 2Q12 and 27.4% in the 3Q11.

▲ Third quarter consolidated inventory at market value was decreased by R$283 million to R$3.0 billion from R$3.3 billion in the 2Q12.

The Group delivered 17,729 units in the 9M12, representing a 9% year-over-year increase.

Note: due to the adjustments in 2011 results, the interim results were restated.

INDEX

Recent Events	04
Gafisa Group Key Numbers	06
Consolidated Numbers for the Gafisa Group	07
Gafisa Segment	08
AlphaVille Segment	11
Tenda Segment	13
Income Statement	17
Revenues	17
Gross Profit	18
Selling, General and Administrative Expenses	18
EBITDA	19
Net Income	20
Backlog of Revenues and Results	20
Balance Sheet	21
Cash and Cash Equivalents	21
Accounts Receivable	21
Inventory	21
Liquidity	22
Covenant Ratios	22
Outlook	23
Group Gafisa Consolidated Income Statement	24
Group Gafisa Consolidated Balance Sheet	25
Cash Flow	26
Glossary	33

RECENT EVENTS

 Consolidated Free Cash Generation Was Positive at R$149 Million in the 3Q12

Chart 1. Cash Generation (Cash burn) (3Q10 – 3Q12)

Gafisa ended the third quarter with R$1.23 billion in cash, a 13% increase over a balance R$1.1 billion at the end of the second quarter. Across the Group, unit deliveries in the first nine months of the year were consistent with our full-year target and we have achieved the mid range of our previous operating cash flow full year guidance of R$500-R$700 million. Operational consolidated cash flow reached R$607 million in the 9M12, 87% of the mid range of the updated guidance established for 2012 of R$600-R$800 million. Consolidated free cash generation was positive at R$149 million in the 3Q12.

Updated Status of AlphaVille Acquisition

The arbitration has been submitted to the Brazil-Canada Chamber of Conciliation and Arbitration as prescribed in the Agreement. As a recap, according to the terms of the Investment Agreement signed between Gafisa and Alphapar when Gafisa acquired control of AlphaVille in 2006, as the Parties have not reached an agreement on the acquisition of the remaining 20% stake in AlphaVille, the process was submitted to arbitration on an exclusive and final basis.

Updated Status of the Results by Brand

Gafisa has been successfully implementing the strategic plan set in 2011 and has focused squarely on obtaining and maintaining operational consistency.

Gafisa: (1) Gafisa was able to launch 53% of the mid-range of 2012 guidance of R$1.5 billion for the segment. (2) New Market projects, where Gafisa had lower margins will be delivered and should be substancially completed in the beginning of 2013. (3) Sales performance related to inventory has improved. (4) Gafisa has been contributing to the generation of operating cashflow.

Tenda: (1) Tenda posted healthy sales speed, better execution and improved quality in the portfolio of receivables. (2) In the first nine months, Tenda transferred 9,567 units to financial institutions reflecting 80% of the mid-range of guidance provided for the full year of 10,000–14,000 customers. (3) Units delivery consistent with full year guidance. (4) Tenda is contributing to the consolidated positive operating cash flow posted.

AlphaVille: (1) Continues to launch developments with good demand - two projects (AlphaVille Minas Gerais and Terras Alpha Sergipe) were launched with sales of 94%. (2) The results underscore the growing share of AlphaVille in the product mix. The brand accounted for 46% share of 9M12 consolidated launches, up from a 21% a year ago. (3) The quality and size of AlphaVille landbank is a strong indication of the future prospects of the company.

Units Delivery Consistent with Full Year Guidance

Chart 2. Delivered units (2007 – 3Q12)

In the third quarter of 2012, the Company was able to achieve operational consistency in unit deliveries. Gafisa delivered 27 projects encompassing 5,531 units, a 35% decrease on the 8,459 delivered during 3Q11. In the first nine months, the Gafisa Group achieved unit deliveries of 17,729 units, representing a 9% year-over-year increase. See the accompanying chart for detailed information.

Tenda Status

With the introduction of the new strategy and organizational structure, Gafisa is progressing toward established guidance for the year. The restructuring of the Tenda brand, which focuses on affordable entry level developments, is progressing according to plan. Since the beginning of the year the Gafisa Group has implemented corrective actions focused on execution and the delivery of units. In the meantime the launch of Tenda units was halted until Tenda could be relaunched under a profitable business model. These corrective actions have been successful as Tenda has been able to transfer units to financial institutions in line with guidance and contribute to consolidated positive operating cash flow. As a result, the Company expects the launch cycle to resume next year when the appropriate processes will be in place to ensure a profitable business model. Accordingly, official guidance for Tenda launches of between R$270-R$330 million for 2012 has been revised down to zero.

The turnaround process at Tenda has been based on three pillars: (1) the expedition of the financing process through the immediate transfer of mortgages to financial institutions; (2) the revision of the supply chain to ensure the availability of material and labor to execute works; (3) the standardization of production processes. This determines the profitability of projects in the economic segment, where margins tend to be lower and can render developments unviable.

The contracted launch and transferred sale model means that the sale of a unit is only realized following a complete customer credit analysis by the CEF, the chief financial agent for Tenda’s clients. It is also contingent upon bank approval. This means Tenda’s customers will learn whether they fit the profile required by the bank during financing approval. Since the start of the year, approximately 70% of sales have been transferred or are awaiting customer signatures. The remainder are in an advanced stage of being contracted with the CEF.

The review of the supply chain and suppliers is part of a move to better control the construction process at Tenda and provide assurance to engineers as they carry out their projects. The Supply Chain unit, which was created in early 2012, has full access to works from start to finish. As a result, basic inputs and services are negotiated in large quantities, rather than individually, to maximize efficiencies. Previously, materials were ordered by engineers; today the division controls materials and verifies all amendments to avoid technical issues in the supply chain or with suppliers.

One of the main technologies used by Tenda to achieve standardization in projects is the aluminum mold method. Light, durable and sized for easy handling by operators, the metal modules are assembled and filled directly with concrete for much higher-quality walls and slabs when compared to structural blocks. This also makes the process of finishing the walls unnecessary. This technology, in addition to superior  process controls and reduced operational risks, reduces the construction cycle by up to 30%. Since 2010, approximately 80% of Tenda’s construction has employed this technology and this proportion should increase with new launches.

The plan to resume launches at Tenda is based on the elements mentioned above, always with a conservative capital allocation. Our initial focus will be on four regions: Sao Paulo, Rio de Janeiro, Minas Gerais and Salvador, where we have already established a strong base to relaunch operations.

KEY NUMBERS FOR THE GAFISA GROUP

Table 1 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)	9M12	9M11	Y-o-Y(%)
Launches (%Gafisa)	451,943	546,519	-17%	1,051,713	-57%	1,462,201	2,944,589	-50%
Launches (100%)	841,075	579,856	45%	1,318,304	-36%	1,988,977	3,395,005	-41%
Launches, units (%Gafisa)	1,361	1,182	15%	2,334	-42%	3,826	10,671	-64%
Launches, units (100%)	2,362	1,426	66%	2,813	-16%	5,455	12,458	-56%
Contracted sales (%Gafisa)	689,331	630,295	9%	1,044,651	-34%	1,727,863	3,013,873	-43%
Contracted sales (100%)	900,931	729,452	24%	1,256,078	-28%	2,070,575	3,468,420	-40%
Contracted sales, units (% Gafisa)	1,929	1,629	18%	2,866	-33%	4,060	10,449	-61%
Contracted sales, units (100%)	2,693	2,055	31%	3,770	-29%	5,648	12,651	-55%
Contracted sales from Launches (%co)	447,154	299,084	50%	852,763	-48%	969,150	1,634,897	-41%
Sales over Supply (SoS) %	18.7%	16.1%	258 bps	23.1%	-441 bps	36.5%	46.4%	-987 bps
Completed Projects (%Gafisa)	953,361	1,195,783	-20%	1,162,979	-18%	3,255,951	2,375,284	37%
Completed Projects, units (%Gafisa)	5,531	6,032	-8%	8,459	-35%	17,729	16,241	9%
Note: * The difference between the stake in the projects launched and 100% is explained by the increase in the contribution of AlphaVille; business unit where the partner is the land owner.
Consolidated Land bank (R$)	17,831,913	15,398,446	16%	21,096,042	-15%	17,831,913	21,096,042	-15%
Potential Units	85,522	63,146	35%	100,025	-14%	85,522	100,025	-14%
Number of Projects / Phases	121	121	0%	204	-41%	121	204	-41%

Net revenues	1,064,094	1,040,537	2%	874,378	22%	3,032,464	2,589,085	17%
Gross profit	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Gross margin	29.0%	26.8%	213bps	19.0%	1000bps	26.0%	17.1%	892bps
Adjusted Gross Margin ¹	34.3%	31.7%	8%	23.4%	46%	30.9%	22.3%	39%
Adjusted EBITDA ²	183,144	148,750	23%	61,755	197%	437,081	167,850	160%
Adjusted EBITDA margin ²	17.2%	14.3%	292bps	7.1%	1015bps	14.4%	6.5%	793bps
Adjusted EBITDA margin ² (ex-Tenda)	21.8%	18.5%	321bps	20.5%	124bps	20.1%	15.5%	458bps
Adjusted Net (loss) profit ²	26,218	22,677	16%	(38,311)	-168%	30,566	(88,930)	-134%
Adjusted Net margin ²	2.5%	2.2%	28bps	-4.4%	685bps	1.0%	-3.4%	444bps
Net (loss) profit	4,841	1,046	363%	(51,247)	-109%	(25,628)	(126,381)	-80%
EPS (loss) (R$)	0.0112	0.0024	88bps	(0.1187)	1298bps	(0.0593)	(0.2926)	2333bps
Number of shares ('000 final)	432,272	432,272	0%	431,916	0%	432,272	431,916	0%

Revenues to be recognized	3,702,549	4,124,151	-10%	4,276,647	-13%	3,702,549	4,276,647	-13%
Results to be recognized ³	1,311,938	1,476,003	-11%	1,559,713	-16%	1,311,938	1,559,713	-16%
REF margin ³	35.4%	35.8%	-36bps	36.5%	-104bps	35.4%	36.5%	-104bps

Net debt and investor obligations	2,939,417	3,088,232	-5%	2,946,507	0%	2,939,417	2,946,507	0%
Cash and cash equivalent	1,234,826	1,097,277	13%	912,353	35%	1,234,826	912,353	35%
Equity	2,637,644	2,629,720	0%	3,462,929	-24%	2,637,644	3,462,929	-24%
Equity + Minority shareholders	2,771,971	2,746,145	1%	3,549,223	-22%	2,771,971	3,549,223	-22%
Total assets	9,025,658	9,170,654	-2%	9,658,113	-7%	9,025,658	9,658,113	-7%
(Net debt + Obligations) / (Equity + Min)	106%	112%	-642bps	83%	2302bps	106%	83%	2302bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: during 2Q12, Tenda land bank was readjusted to focus on core regions, 3Q12 all remaining non-strategic land bank were excluded

Nm = not meaningful

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

Third quarter 2012 launches totaled R$451.9 million, an 17% decrease over 2Q12. Y-o-Y launches decreased 57% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 49% of the mid-range of the previous full-year launch guidance of R$3.0 billion and 54% of the mid-range of the previous full-year launch guidance of R$2.7 billion. The delays in the approval of a few projects to be launched in 3Q12, in Sao Paulo, that slipped to the 4Q12, explains the drop in launches Y-o-Y. During the 9M12, 18 projects/phases were launched across 7 states, with Gafisa accounting for 54% of launches and AlphaVille the remaining 46%.

Table 2. Consolidated Launches (R$ million)

Launches	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa Segment	114,291	465,900	-75%	652,512	-82%	794,881	1,816,073	-56%
AlphaVille Segment	337,652	80,619	319%	350,117	-4%	667,320	627,598	6%
Tenda Segment	-	-	na	49,085	nm	-	500,917	na
Total	451,943	546,519	-17%	1,051,713	-57%	1,462,201	2,944,589	-50%

Consolidated Pre-Sales

Third-quarter 2012 consolidated pre-sales totaled R$689.3 million, a 9% increase compared to the 2Q12 and a 34% decrease compared to the 3Q11. Sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

Table 3. Consolidated Pre-Sales (R$ million)
Pre-sales	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa Segment	327,990	456,383	-28%	665,408	-51%	1,101,076	1,867,221	-41%
AlphaVille Segment	331,290	158,184	109%	281,752	18%	671,451	597,683	12%
Tenda Segment	30,050	15,728	91%	97,490	-69%	(44,664)	548,969	nm
Total	689,331	630,295	9%	1,044,651	-34%	1,727,863	3,013,873	-43%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 18.7%, compared to 23.1% in 3Q11, reflecting fewer launches to pursue corrective remedial/action at the Tenda business. Excluding the Tenda brand, third-quarter sales over supply was 22.7%, compared to 20.1% in 2Q12 and 27.4% in 3Q11. The lower VSO is attributed to the lower contribution of launches as compared to the previous year period. The consolidated sales speed of launches reached 66.7%.

Table 4. Gafisa Group Sales over Supply (SoS)

Sales Speed	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa (A)	16.5%	19.6%	-3.1 bps	24.8%	-8.3 bps	39.9%	48.1%	-8.2 bps
AlphaVille (B)	36.4%	21.6%	14.8 bps	36.4%	0.0 bps	53.7%	54.9%	-1.1 bps
Total (A) + (B)	22.7%	20.1%	2.7 bps	27.4%	-4.6 bps	44.2%	49.5%	-5.4 bps
Tenda (C)	3.8%	1.8%	1.9 bps	9.1%	-5.3 bps	-6.2%	36.1%	-42.3 bps
Total (A) + (B) + (C)	18.7%	16.1%	2.6 bps	23.1%	-4.4 bps	36.5%	46.4%	-9.9 bps

Notes: nm = not meaningful

Results by Brand

Table 5. Main Operational & Financial Numbers - Contribution by Brand – 9M12

	Gafisa (A)	AlphaVille (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	1,650,029	483,414	2,133,443	1,122,507	3,255,951
Deliveries (% contribution)	51%	15%	66%	34%	100%
Deliveries (units)	4,735	2,611	7,346	10,382	17,728
Launches (R$mn)	794,881	667,320	1,462,201	0	1,462,201
Launches (% contribution)	54%	46%	100%	0%	100%
Launches (units)	1,199	2,627	3,826	0	3,826
Pre-sales	1,101,076	671,451	1,772,527	(44,664)	1,727,863
Pre-Sales (% contribution)	64%	39%	103%	-3%	100%
Revenues (R$mn)	1,587,446	524,823	2,112,269	920,195	3,032,464
Revenues (% contribution)	52%	17%	70%	30%	100%
Gross Profit (R$mn)	365,807	281,537	647,344	141,509	788,853
Gross Margin (%)	23%	54%	31%	15%	26%
EBITDA (R$mn)	240,637	183,446	424,083	13,001	437,084
EBITDA Margin (%)	15%	35%	20%	1%	14%
EBITDA (% contribution)	55%	42%	97%	3%	100%

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

Third-quarter launches reached R$114.3 million and included 2 projects/phases concentrated in São Paulo and Rio de Janeiro, 75% lower than the R$465.9 million experienced in the second quarter. The results represent only 53% of the midpoint of the launch guidance for the year of R$1.35 to R$1.65 billion, due to delays in the approval of a few projects to be launched in 3Q12, that slipped to the 4Q12.

Table 6. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	São Paulo	51,482	465,900	-89%	247,777	-79%	732,072	1,270,865	-42%
	Rio de Janeiro	62,809	-	0%	431,796	-85%	62,809	557,562	-89%
	Other	-	-	0%	(27,062)	-100%	-	(12,354)	nm
	Total	114,291	465,900	-75%	652,512	-82%	794,881	1,816,073	-56%
	Units	134	655	-80%	1,124	-88%	1,199	4,467	-73%

Table 7. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	≤R$500K	-	34,211	-100%	83,536	-100%	210,601	928,732	-77%
	>R$500K	114,291	431,689	-74%	568,976	-80%	584,280	887,341	-34%
	Total	114,291	465,900	-75%	652,512	-82%	794,881	1,816,073	-56%

Gafisa Segment Pre-Sales

Third quarter pre-sales totaled R$328.0 million, a 28% decrease over 2Q12. Units launched during the same year represented 55% of total sales, while sales from inventory accounted for the remaining 45%. In 3Q12, sales velocity (sales over supply) was 16.5%, compared to 19.6% in 2Q12, and 24.8% in 3Q11. The sales velocity of Gafisa launches was 48.5%.

Table 8. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	São Paulo	240,319	387,970	-38%	423,696	-43%	872,071	1,355,207	-36%
	Rio de Janeiro	90,009	60,484	49%	219,305	-59%	204,925	381,997	-46%
	Other	(2,338)	7,929	-129%	22,408	-110%	24,079	130,017	-81%
	Total	327,990	456,383	-28%	665,408	-51%	1,101,076	1,867,221	-41%
	Units	522	848	-38%	1,540	-66%	2,017	4,396	-54%

Table 9. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	≤ R$500K	72,721	179,789	-60%	499,231	-85%	398,851	1,247,831	-68%
	> R$500K	255,270	276,594	-8%	166,178	54%	702,224	619,390	13%
	Total	327,990	456,383	-28%	665,408	-51%	1,101,076	1,867,221	-41%

Table 10. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	≤ R$500K	246	458	-46%	1.345	-82%	1,180	3,653	-68%
	> R$500K	276	390	-29%	195	41%	837	743	13%
	Total	522	848	-38%	1.540	-66%	2,017	4,396	-54%

Gafisa Segment Delivered Projects

During the first nine months of 2012, Gafisa delivered 27 projects/phases and 4,735 units. The tables below list the products delivered in 9M12:

Table 11. Delivered Projects Gafisa Segment (9M12)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	Magno	Aug/12	2009	São Paulo – SP	100%	36	52,841
Gafisa	Mistral	Aug/12	2009	Belém – PA	80%	200	33,987
Gafisa	Pateo Mondrean	Sep/12	2010	São Paulo – SP	100%	137	230,975
Gafisa	Vista Patamares	Sep/12	2009	Salvador - BA	50%	336	48,629
Total	3Q12					709	366,432
Gafisa	Mosaico (Fradique Coutinho)	Apr-12	2010	São Paulo - SP	100%	62	42,947
Gafisa	Montblanc	May-12	2008	São Paulo - SP	80%	112	106,353
Gafisa	Laguna di Mare	May-12	2008	Rio de Janeiro - RJ	100%	192	71,889
Gafisa	Carpe Diem Belém	May-12	2008	Belém - PA	80%	90	37,094
Gafisa	Orbit	May-12	2008	Curitiba - PR	100%	185	31,532
Gafisa	Vistta Santana	Jun-12	2009	São Paulo - SP	100%	168	117,598
Gafisa	Vision Brooklin	Jun-12	2009	São Paulo - SP	100%	266	116,666
Gafisa	Riservato	Jun-12	2010	Rio de Janeiro - RJ	100%	42	27,310
Gafisa	Nouvelle	Jun-12	2008	Aracajú - SE	100%	12	27,129
Gafisa	Alta Vistta F2	Jun-12	2010	Maceio - AL	50%	182	5,364
Total	2Q12					1,311	583,882
Gafisa	VNSJ Metropolitan	Jan-12	2009	São José - SP	100%	96	30,028
Gafisa	VNSJ Vitoria e Lafayette	Jan-12	2008	São José - SP	100%	192	57,518
Gafisa	Mansão Imperial F2	Jan-12	2010	São Bernardo do Campo - SP	100%	100	62,655
Gafisa	Reserva das Laranjeiras	Jan-12	2008	Rio de Janeiro - RJ	100%	108	61,818
Gafisa	Alegria F2 A	Feb-12	2010	Guarulhos - SP	100%	139	43,750
Gafisa	Paulista Corporate	Feb-12	2009	São Paulo - SP	100%	168	72,213
Gafisa	Neogarden	Feb-12	2008	Curitiba - PR	100%	144	40,427
Gafisa	Reserva Santa Cecília	Feb-12	2007	Volta Redonda - RJ	100%	122	23,835
Gafisa	JTR - Comercial	Feb-12	2007	Maceió - AL	50%	193	11,911
Gafisa	Parc Paradiso	Feb-12	2007	Belém - PA	90%	432	58,754
Gafisa	Supremo Ipiranga	Mar-12	2009	São Paulo - SP	100%	104	54,860
Gafisa	GPARK Árvores	Mar-12	2007	São Luis - MA	50%	240	29,978
Gafisa	Parque Barueri Fase 1	Mar-12	2008	Barueri - SP	100%	677	151,968
Total	1Q12					2,715	699,715
Total	9M12					4,735	1,650,029

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during the 9M12:

Table 12. Projects Launched at Gafisa Segment (9M12)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/09/12	Sales 31/09/12
1Q12
Duquesa	Mar/12	SP	100%	130	152,591	51%	77,238
Maraville	Mar/12	SP	100%	280	62,099	69%	43,147
Total 1Q12				410	214,690	56%	120,385
2Q12
Like Brooklin	May/12	SP	100%	146	98,479	72%	71,136
Eclat	May/12	SP	100%	49	134,966	49%	66,393
Energy	Jun/12	SP	100%	156	78,080 00120,	78%	60,950
Coloratto	Jun/12	SP	100%	192	120,165	54%	65,429
Mistral	Jun/12	SP	100%	112	34,211	75%	25,506
Total 2Q12				655	465,900	62%	289,414
3Q12
Scena Laguna	Aug/12	RJ	80%	50	62,809	48%	30,156
Smart Santana	Aug/12	SP	100%	84	51,482	49%	25,272
Total 3Q12				134	114,291	48%	55,428
Total 9M12				1,199	794,881	59%	465,227

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 13. Land Bank Gafisa Segment – as of 3Q12

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	3,706,846	33%	32%	1%	7,687	8,970
Rio de Janeiro	1,398,234	43%	43%	0%	2,244	2,293
Total	5,105,080	36%	35%	1%	9,931	11,263

Table 14. Adjusted EBITDA Gafisa  Segment (R$000)

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net profit	(29,760)	(12,222)	143%	(28,104)	6%	(64,397)	(138,189)	-53%
(+) Financial result	49,813	52,869	-6%	55,389	-10%	137,128	114,794	19%
(+) Income taxes	5,093	(395)	-1389%	(4,958)	-203%	18,067	(19,726)	-192%
(+) Depreciation and Amort.	12,204	9,872	24%	16,527	-26%	37,340	41,538	-10%
(+) Capitalized interest	29,774	33,784	-12%	32,038	-7%	98,610	114,423	-14%
(+) Stock option plan expenses	2,940	5,389	-45%	3,636	-19%	14,363	9,946	44%
(+) Minority shareholders	(1,094)	597	-283%	157	-797%	(473)	530	-189%
Adjusted EBITDA	68,970	89,894	-23%	74,685	-8%	240,638	123,316	95%
Net revenues	506,718	593,149	-15%	459,971	10%	1,587,446	1,357,349	17%
Adjusted EBITDA margin	14%	15%	-154bps	16%	-263bps	15%	9%	607bps

Note: Net Revenues include 8% of sales of land bank that did not generate margins.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130,000 and R$500,000.

AlphaVille Segment Launches

AlphaVille’s operations reflect the Company’s intention to increase its share in the product mix. Third-quarter launches totaled R$337.6 million, a  319% increase compared to the 2Q12 and 4% decrease compared to the 3Q11, and included 5 projects/phases across 4 states. The brand accounted for a 46% share of the 9M12 consolidated launches, up from 21% in the year-ago period.

Table 15 - Launches by AlphaVille Segment (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille		337,652	80,619	319%	350,117 350.117	-4%	667,320	627,598	6%
	Total	337,652	80,619	319%	350,117	-4%	667,320	627,598	6%
	Units	1,227	527	133%	887	38%	2,627	2,437	8%

Table 16 - Launches by unit price AlphaVille Segment - (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille	≤ R$200K;	65,217	80,619	-19%	41,499	57%	274,071	103,760	164%
	> R$200K; ≤ R$500K	272,435	-	-	271,180	nm	393,249	486,401	-19%
	> R$500K	-	-	-	37,437	nm	-	37,437	nm
	Total	337,652	80,619	319%	350,117	-4%	667,320	627,598	6%

AlphaVille Pre-Sales

Third-quarter pre-sales reached R$331.3 million, a 109% increase compared to the 2Q12 and an 18% increase compared to the 3Q11. During the 9M12, the residential lots segment’s share of consolidated pre-sales increased to 39% from 20% in the 9M11. In the 3Q12, sales velocity (sales over supply) was 36.4% compared to 21.6% in the 2Q12. Third-quarter sales velocity from launches was 73%. Sales from launches represented 81% of total sales, while the remaining 19% came from inventory.

Table 17 - Pre-Sales AlphaVille Segment - (R$ million)
%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille		331,290	158,184	109%	281,752	18%	671.451	597.683	12%
	Total	331,290	158,184	109%	281,752	18%	671.451	597.683	12%
	Units	1,245	717	74%	798	56%	2723	2.445	11%
Table 18. Pre-Sales by unit Price AlphaVille Segment (R$ million)
%AlphaVille R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille	≤ R$200K;	188,011	96,070	96%	40,743	361%	290,236	133,039	118%
	> R$200K; ≤ R$500K	122,348	43,628	180%	222,354	-45%	352,355	442,946	-20%
	> R$500K	20,391	18,486	13%	18,655	12%	28,861	21,698	33%
	Total	331,290	158,184	109%	281,752	18%	671.451	597.683	12%

Table 19. Pre-Sales by unit Price AlphaVille Segment (# units)
%AlphaVille R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%	9M12	9M11	Y-o-Y (%)
AlphaVille	≤ R$200K;	922	605	52%	311	196%	1,575	881	79%
	> R$200K; ≤ R$500K	310	100	210%	474	-35%	1,147	1,550	-26%
	> R$500K	12	12	5%	12	2%	1	14	-93%
	Total	1,245	717	74%	798	56%	2,722	2,446	11%

AlphaVille Segment Delivered Projects

During 9M12, AlphaVille delivered 7 projects/phases and 2,611 units. The tables below list the products delivered in the 9M12:

Table 20. Delivered projects (9M12) - AlphaVille Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
AlphaVille	Terras Alpha PetrolinaI	jan/12	Dec-10	Petrolina/PE	75%	366	47,424
AlphaVille	Terras Alpha PetrolinaII	jan/12	Sep-11	Petrolina/PE	76%	286	41,499
AlphaVille	Terras Alpha FozdoIguaçu2	mar/12	Dec-10	Foz do Iguaçu/PR	74%	342	33,069
Total 1Q12						994	121,993
AlphaVille	AlphaVille Granja Viana	jun/12	jun/09	Cotia/SP	33%	110	36,264
AlphaVille	AlphaVille Ribeirão Preto F1	jun/12	mar/10	Ribeirão Preto/SP	60%	352	97,269
AlphaVille	AlphaVille Ribeirão Preto F2	jun/12	jun/10	Ribeirão Preto/SP	60%	182	54,381
Total 2Q12						643	187,913
AlphaVille	Alphaville Teresina	Jul/12	Sep/10	Teresina/PI	79%	589	111,248
AlphaVille	Campo Grande 2	Sep/12	Mar/11	Campo Grande/MS	65%	385	62,260
Total 3Q12						974	173,508
Total 9M12						2,611	173,818

Table 21. Projects Launched (9M12) - AlphaVille Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)	%¹	Sales
Alphaville Juiz de Fora	Feb/12	MG	65%	364	114,916	57%	64,953
Alphaville Sergipe	Mar/12	SE	74%	509	134,134	94%	126,077
Alplaville Total 1Q12				873	249,050	77%	191,030
Alphaville Mossoró F2	Jun/12	RN	52%	88	10,458	5%	519
Terras Alphaville Anápolis	Jun/12	GO	73%	439	70,161	95%	66,545
Alplaville Total 2Q12				527	80,619	83%	67,064
Alphaville Minas Gerais	Jul/12	MG	61%	340	138,770	94%	130,304
Alphaville Brasília Residencial 2	Aug/12	DF	47%	199	73,749	13%	9,687
Brasília Alpha Mall	Sep/12	DF	50%	13	5,429	0%	0
Terras Alphaville Sergipe	Sep/12	SE	88%	478	65,217	94%	61,066
Nova Esplanada 3	Sep/12	SP	30%	198	54,486	82%	44,772
Alplaville Total 3Q12				1,227	337,652	73%	245,828
Alplaville Total 9M12				2,627	667,320	76%	503,923

1 Note: Sales year to date.

Table 22. Land Bank AlphaVille Segment as of 3Q12

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	1,877,167	99%	0%	99%	10,010	18,416
Rio de Janeiro	796,954	100%	0%	100%	4,695	9,241
Other	7,870,340	99%	0%	99%	41,945	66,522
Total	10,544,461	99.4%	0%	99.4%	56,651	94,179

Table 23. Adjusted EBITDA AlphaVille Segment

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net profit	53,330	25,680	108%	32,534	64%	100,640	96,526	4%
(+) Financial result	8,913	5,117	74%	6,096	46%	22,229	17,004	31%
(+) Income taxes	9,757	3,199	205%	5,536	76%	14,693	11,250	31%
(+) Depreciation and amort.	552	527	5%	492	12%	1,621	1,241	31%
(+) Capitalized interest	1,303	1,063	23%	1,878	-31%	3,521	5,475	-36%
(+) Stock option plan expen.	335	7,736	-96%	456	-27%	8,405	1,184	610%
(+) Minority shareholders	17,859	7,802	129%	8,134	120%	32,336	24,132	34%
Adjusted EBITDA	92,049	51,124	80%	55,126	67%	183,445	156,812	17%
Net revenues	233,577	167,376	40%	177,146	32%	524,823	450,919	16%
Adjusted EBITDA margin	39%	31%	886bps	31%	829bps	35%	35%	18bps

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Segment Launches

Reflecting corrective actions at Tenda and a focus on execution and delivery, no projects will be launched during 2012.

Table 24. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	São Paulo	-	-	0%	20,069	nm	-	40,489	nm
	Rio de Janeiro	-	-	0%	0	nm	-	64,743	nm
	Minas Gerais	-	-	0%	29,016	nm	-	207,955	nm
	Northeast	-	-	0%	0	nm	-	50,273	nm
	Others	-	-	0%	0	nm	-	137,457	nm
	Total	-	-	0%	49,085	nm	-	500,917	nm
	Units	-	-	0%	324	nm	-	3,847	nm

Note: mn not meaningful

Table 25. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	≤ MCMV	-	-	0%	49,085	nm	-	415,600	nm
	> MCMV	-	-	0%	-	-	-	85,316	nm
	Total	-	-	0%	49,085	nm	-	500,917	nm

Note: mn = not meaningful

Tenda Segment Pre-Sales

Third quarter gross pre-sales decreased 15% Q-o-Q to R$293.8 million, compared to R$344.8 million in 2Q12. Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force have been contingent upon the ability to pass mortgages onto financial institutions. Third quarter net pre-sales (gross pre-sales less dissolutions) were R$30.0 million compared with R$15.7 million in 2Q12.

The Third quarter net pre-sales results reflect the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages of R$263.7 million versus R$329.1 million in the previous quarter. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing good demand for these units. Of the units returned to inventory, 70% have already been resold at a premium to qualified customers within 9M12.

Table 26. Pre-Sales (Dissoluitions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	São Paulo	(8,111)	2,852	-384%	41,269	-120%	(52,820)	107,088	-149%
	Rio de Janeiro	11,481	10,628	8%	213	5293%	21,918	23,096	-5%
	Minas Gerais	(13,077)	(30,185)	-57%	23,864	-155%	(76,067)	181,821	-142%
	Northeast	17,384	10,150	71%	31,713	-45%	6,905	116,567	-94%
	Others	22,373	22,283	0%	432	5077%	55,399	120,397	-54%
	Total	30,050	15,728	91%	97,490	-69%	(44,664)	548,969	-108%
	Units	163	64	155%	528	-69%	(680)	3,604	-119%

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 27. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	≤ MCMV	7,977	21,461	-63%	46,919	-83%	(67,321)	300,723	-122%
	> MCMV	22,074	(5,733)	-485%	50,571	-56%	22,657	248,245	-91%
	Total	30,050	15,728	91%	97,490	-69%	(44,664)	548,969	-108%

Table 28. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (# units)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	≤ MCMV	50	95	-47%	248	-80%	(796)	2,178	-137%
	> MCMV	113	(31)	-461%	280	-60%	116	1,427	-92%
	Total	163	64	155%	528	-69%	-680	3,604	-119%

Tenda Segment Operations

At the end of the 3Q11, 11,490 units or 35% of units sold by Tenda were related to projects not contracted with financial institutions. Today, all remaining units, of Tenda segment have already been contracted with banks. In 9M12, Tenda transferred 9,567 units to financial institutions, equaling 80% of the mid-range of guidance provided for the full year of 10,000-14,000 customers. The transfers contributed to the positive operational cash flow achieved in the period.

Tenda Segment Delivered Projects

The Tenda segment is expected to represent 50% of Gafisa Group’s planned deliveries of between 22,000 to 26,000 units in 2012. During the 9M12, Tenda delivered 60 projects/phasesand 10,382 units, reaching 87% of the mid-range of full-year delivery guidance for the brand. The tables below list the products delivered in the 9M12:

Table 29 - Delivered projects Tenda Segment (9M12)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Ferrara - F1	Feb-12	2007	Poá/SP	100%	36	8,439
Tenda	Ferrara - F2	Feb-12	2007	Poá/SP	100%	76	8,439
Tenda	Portal do Sol Life III (Bl 24 e 25)	Feb-12	2009	Belford Roxo/RJ	100%	64	5,950
Tenda	Portal do Sol Life IV (Bl 22 e 23)	Feb-12	2010	Belford Roxo/RJ	100%	64	5,971
Tenda	Alta Vista (Antigo Renata)	Mar-12	2008	São Paulo/SP	100%	160	12,935
Tenda	Jardim São Luiz Life - F2 (Bloco 12)	Mar-12	2007	São Paulo/SP	100%	20	2,149
Tenda	Reserva dos Pássaros - F1 (Bl 5)	Mar-12	2006	São Paulo/SP	100%	66	37,084
Tenda	Parque Baviera Life - F1 (Bl 1 a 9)	Mar-12	2008	São Leopoldo/RS	100%	180	37,763
Tenda	Vivendas do Sol I	Mar-12	2009	Porto Alegre/RS	100%	200	14,000
Tenda	Portal do Sol Life V (Bl 19 a 21)	Mar-12	2010	Belford Roxo/RJ	100%	96	9,431
Tenda	Portal do Sol Life VI (Bl 17 e 18)	Mar-12	2010	Belford Roxo/RJ	100%	64	6,146
Tenda	Quintas do Sol Ville II - F1 (Qd 1 e 3 a 5)	Mar-12	2007	Feira de Santana/BA	100%	241	22,725
Tenda	Quintas do Sol Ville II - F2 (Qd 2)	Mar-12	2008	Feira de Santana/BA	100%	90	22,353
Tenda	Salvador Life II	Mar-12	2008	Salvador/BA	100%	180	12,780
Tenda	Boa Vista	Mar-12	2008	Belo Horizonte/MG	100%	38	3,838
Tenda	Maratá	Mar-12	2008	Goiânia/GO	100%	400	27,200
Tenda	Reserva Campo Belo (Antigo Terra Nova II)	Mar-12	2007	Goiânia/GO	100%	241	16,320
Tenda	GPARK Pássaros	Mar-12	2008	São Luis/MA	50%	240	31,576
Total 1Q12						2,456	285,099
Tenda	Residencial Portal do Sol	Apr-12	2005	Itaquaquecetuba/SP	100%	320	20,284
Tenda	Residencial Spazio Felicittá	May-12	2008	São Paulo/SP	100%	180	19,040
Tenda	Residencial Rivera Life 8ª etapa	May-12	2010	Lauro de Freitas/BA	100%	100	9,433
Tenda	Residencial Rivera Life 9ª etapa	May-12	2010	Lauro de Freitas/BA	100%	120	11,403
Tenda	Residencial Rivera Life 10ª etapa	May-12	2010	Lauro de Freitas/BA	100%	180	52,149
Tenda	Santana Tower I (Bl 5 e 12 a 14)	May-12	2008	Feira de Santana/BA	100%	128	10,304
Tenda	Engenho Nova Cintra - F1 (Bl A a E)	Jun-12	2007	Santos/SP	100%	405	38,070
Tenda	Fit Jardim Botânico (Pb)	Jun-12	2008	João Pessoa/PB	50%	324	19,284
Tenda	Fit Jardins (Marodin)	Jun-12	2009	Porto Alegre/RS	70%	172	24,600
Tenda	Parque Baviera Life - F2 (Bl 10 a 13)	Jun-12	2008	São Leopoldo/RS	100%	80	6,042
Tenda	Parque Lousã	Jun-12	2008	Novo Gama/GO	100%	304	24,038
Tenda	Parque Lumiere	Jun-12	2011	São Paulo/SP	100%	100	11,220
Tenda	Piedade Life - F1 (Bl 1 a 5)	Jun-12	2008	Jaboatão dos Guararapes/PE	100%	180	13,100
Tenda	Reserva dos Pássaros - F1 (Bl 2 e 3)	Jun-12	2006	São Paulo/SP	100%	130	14,521
Tenda	Reserva dos Pássaros - F1 (Bl 6)	Jun-12	2006	São Paulo/SP	100%	66	7,372
Tenda	Santana Tower II - F1 (Bl 1 a 3)	Jun-12	2008	Feira de Santana/BA	100%	96	7,728
Tenda	Toulouse Life	Jun-12	2008	Anápolis/GO	100%	192	14,013
Tenda	Viver Itaquera	Jun-12	2010	São Paulo/SP	100%	199	24,359
Tenda	Mirante do Lago F1	Jun-12	2008	Ananindeua/PA	100%	462	47,221
Tenda	Mirante do Lago F2	Jun-12	2009	Ananindeua/PA	100%	188	26,317
Tenda	Terra Bonita	Jun-12	2008	Londrina/PR	100%	152	23,488
Total 2Q12						4,078	423,988

Note: To be continued in the next page.

Table 29 - Delivered projects Tenda Segment (9M12)  cont.

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Portal do Sol Life VII (BI 15 e 16)	Aug/12	2010	Belford Roxo/RJ	100%	64	6,188
Tenda	Portal do Sol Life VIII (Bl1)	Aug/12	2010	Belford Roxo/RJ	100%	448	43,993
Tenda	Fit Bosque Itaquera	Aug/12	2009	São Paulo/SP	100%	256	37,900
Tenda	Parma Life (Rio de Janeiro)	Aug/12	Up to 2009	Rio de Janeiro/RJ	100%	263	21,040
Tenda	West Life	Aug/12	Up to 2009	Rio de Janeiro/RJ	100%	80	6,779
Tenda	Marumbi F-1	Aug/12	2009	Curitiba/PR	100%	335	61,808
Tenda	Portal das Rosas	Sep/12	2010	Osasco/ SP	100%	140	12,957
Tenda	JK 1	Sep/12	Up to 2008	Porto Alegre/ RS	100%	160	10,400
Tenda	Vila Real Life	Sep/12	2008	Salvador/ BA	100%	180	14,866
Tenda	Guarulhos Life	Sep/12	Up to 2008	Guarulhos/SP	100%	160	14,406
Tenda	Santo Andre Life I	Sep/12	Up to 2008	Santo André/SP	100%	128	11,648
Tenda	Santo Antonio Life	Sep/12	Up to 2008	Apar. de Goiânia/GO	100%	32	2,080
Tenda	Grand Ville das Artes – Goya (Bl 1 a 19)	Sep/12	2010	Lauro de Freitas/ BA	100%	380	35,450
Tenda	Vila Nova Life	Sep/12	Up to 2008	São Paulo/SP	100%	124	10,489
Tenda	Santana Tower II – F2 (Bl 5, 6 e 7)	Sep/12	Up to 2008	Feira de Santana/BA	100%	96	7,728
Tenda	Santana Tower II – F3 (Bl 4 e 8 a 10)	Sep/12	Up to 2008	Feira de Santana/BA	100%	128	10,304
Tenda	Santana Tower II – F4 (Bl 11 e 14)	Sep/12	Up to 2008	Feira de Santana/BA	100%	128	10,304
Tenda	Parque Ipê	Sep/12	Up to 2008	Mauá/SP	100%	90	6,859
Tenda	Pq Maceio F1	Sep/12	Up to 2008	Maceio/AL	100%	252	14,038
Tenda	Pq Maceio F2	Sep/12	Up to 2008	Maceio/AL	100%	252	14,450
Tenda	Terra Bonita	Sep/12	Up to 2008	Londrina/PR	100%	152	59,734
Total 3Q12						3,848	413,421
Total 9M12						10,382	1,122,508

Table 30. Land Bank Tenda Segment (3Q12)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	657,035	21%	21%	0%	5,407	5,407
Rio de Janeiro	246,987	0%	0%	0%	2,379	2,377
Nordeste	849,376	22%	22%	0%	7,195	7,195
Minas Gerais	428,974	73%	32%	40%	3,961	3,961
Total	2,182,372	33%	22%	11%	18,943	18,940

Table 31. Adjusted EBITDA Tenda

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net profit	(18,729)	(12,412)	51%	(55,677)	-66%	(61,871)	(84,718)	-27%
(+) Financial result	2,082	(2,356)	-188%	(3,374)	-162%	(744)	(13,823)	-95%
(+) Income taxes	6,200	2,991	107%	(19,581)	-132%	14,223	(44,094)	-132%
(+) Depreciation and amort.	5,948	3,956	50%	4,836	23%	12,431	14,195	-12%
(+) Capitalized interest	25,287	15,446	64%	5,187	388%	47,396	14,503	227%
(+) Stock option plan expens.	145	145	0%	553	-74%	435	1,659	-74%
(+) Minority shareholders	1,192	(38)	-3237%	-	0%	1,128	-	0%
Adjusted EBITDA	22,125	7,732	186%	(68,056)	-133%	12,998	(112,278)	-112%
Net revenues	323,799	280,012	16%	237,261	36%	920,195	780,817	18%
Adjusted EBITDA margin	6,83%	3%	407bps	-28,68%	3552bps	1,41%	-14,38%	1579bps

Table 32. Inventory at Market Value 3Q12 x 2Q12 – Tenda Segment breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	67,856	-	73,364	(65,253)	(5,274)	70,694	4.2%
MCMV	53,501	-	64,491	(55,796)	(5,395)	56,802	6.2%
> MCMV	14,355	-	8,873	(9,458)	122	13,892	-3.2%
Rio de Janeiro	211,432	-	44,867	(56,348)	(52,080)	147,871	-30.1%
MCMV	196,019	-	41,090	(50,226)	(52,168)	134,715	-31.3%
> MCMV	15,412	-	3,777	(6,122)	88	13,156	-14.6%
Minas Gerais	103,289	-	42,739	(29,662)	(12,848)	103,519	0.2%
MCMV	57,582	-	29,246	(20,157)	(9,376)	57,295	-0.5%
> MCMV	45,707	-	13,493	(9,505)	(3,472)	46,224	1.1%
Northeast	107,560	-	38,146	(55,530)	36,778	126,954	18.0%
MCMV	98,029	-	34,987	(45,887)	(14,163)	72,966	-25.6%
> MCMV	9,530	-	3,159	(9,643)	50,942	53,987	466.5%
Others	348,124	-	64,635	(87,008)	(10,199)	315,552	-9.4%
MCMV	115,983	-	24,667	(33,415)	232	107,467	-7.3%
> MCMV	232,141	-	39,968	(53,593)	(10,431)	208,085	-10.4%
Total Tenda	838,261	-	263,751	(293,801)	(43,622)	764,589	-8.8%
MCMV	521,115	-	194,482	(205,482)	(80,870)	429,245	-17.6%
> MCMV	317,146	-	69,269	(88,319)	37,249	335,344	5.7%

Note: 1) BoP beginning of the period – 2Q12. 2) EP end of the period – 3Q12.  3) % Change 3Q12 versus 2Q12. 4)  3Q12 sales velocity. 5) projects cancelled during the period

INCOME STATEMENT

Revenues

On a consolidated basis, third quarter net revenues totaled R$1,06 billion, an increase of 2% from the R$1,04 billion posted in the 2Q12 and 21% higher than the 881.5 million posted in the 3Q11. During 3Q12, the Gafisa brand accounted for 48% of net revenues, AlphaVille comprised 22% and Tenda the remaining 30%. The table below presents detailed information about pre-sales and recognized revenues by launch year:

Tabela 33. Pre-sales and recognized revenues by launch year
		3Q12				3Q11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	179,161	55%	54,778	11%	-	0%	-	0%
	2011 Launches	60,639	18%	91,653	18%	548,672	82%	51,179	11%
	2010 Launches	53,224	16%	204,334	40%	46,915	7%	171,911	38%
	≤ 2009 Launches	34,968	11%	137,787	27%	69,822	10%	231,540	51%
	Land Bank	-	0%	18,165	4%	-	0%	-	0%
	Total Gafisa	327,990	100%	506,718	100%	665,408	100%	454,630	100%
Alphaville	2012 Launches	267,962	81%	55,733	24%	-	0%	-	0%
	2011 Launches	44,976	14%	118,155	51%	246,030	87%	33,954	19%
	2010 Launches	12,149	4%	33,959	15%	8,704	3%	85,487	48%
	≤ 2009 Launches	6,203	2%	25,730	11%	27,018	10%	57,705	33%
	Land Bank	-	0%	-	0%	-	0%	-	0%
	Total AUSA	331,290	100%	233,577	100%	281,752	100%	177,146	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%	-	0%
	2011 Launches	(10,819)	-36%	21,583	7%	58,062	60%	10,553	4%
	2010 Launches	18	0%	124,520	38%	37,829	39%	140,228	58%
	≤ 2009 Launches	40,850	136%	158,345	49%	1,599	2%	90,255	37%
	Land Bank	-	0%	19,352	6%	-	0%	-	0%
	Total Tenda	30,050	100%	323,799	100%	97,490	100%	241,037	100%
Consolidated	2012 Launches	447,122	65%	110,511	10%	-	0%	-	0%
	2011 Launches	94,796	14%	231,391	22%	852,763	82%	95,686	11%
	2010 Launches	65,391	9%	362,813	34%	93,448	9%	397,626	46%
	≤ 2009 Launches	82,021	12%	321,862	30%	98,439	9%	379,500	43%
	Land Bank	-	0%	37,517	4%	-	0%	-	0%
Total	Total Gafisa Group	689,331	100%	1,064,094	100%	1,044,651	100%	872,813	100%
		9M12				9M11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	465,227	42%	58,089	4%	-	0%		0%
	2011 Launches	214,036	19%	276,275	17%	1,118,224	60%	122,560	9%
	2010 Launches	186,960	17%	567,190	36%	426,710	23%	417,631	31%
	≤ 2009 Launches	234,853	21%	579,288	36%	322,287	17%	817,159	60%
	Land Bank	-	0%	106,605	7%	-	0%		0%
	Total Gafisa	1,101,076	100%	1,587,447	100%	1,867,221	100%	1,357,350	100%
Alphaville	2012 Launches	503,923	75%	66,851	13%	-	0%		0%
	2011 Launches	107,467	16%	233,816	45%	447,947	75%	59,407	13%
	2010 Launches	30,163	4%	124,170	24%	78,605	13%	197,605	44%
	≤ 2009 Launches	29,897	4%	99,985	19%	71,131	12%	193,908	43%
	Land Bank	-	0%	-	0%	-	0%		0%
	Total AUSA	671,451	100%	524,823	100%	597,683	100%	450,919	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%		0%
	2011 Launches	(47,221)	106%	53,513	6%	262,924	48%	26,782	3%
	2010 Launches	(92,106)	206%	322,494	35%	347,659	63%	318,956	41%
	≤ 2009 Launches	94,663	-212%	498,149	54%	(61,615)	-11%	435,079	56%
	Land Bank	-	0%	46,039	5%	-	0%		0%
	Total Tenda	(44,664)	100%	920,195	100%	548,969	100%	780,817	100%
Consolidated	2012 Launches	969,150	56%	124,941	4%	-	0%	-	0%
	2011 Launches	274,282	16%	563,604	19%	1,829,095	61%	208,748	8%
	2010 Launches	125,018	7%	1,013,854	33%	852,975	28%	934,191	36%
	≤ 2009 Launches	359,413	21%	1,177,422	39%	331,803	11%	1,446,146	56%
	Land Bank	-	0%	152,643	5%	-	0%	-	0%
Total	Total Gafisa Group	1,727,863	100%	3,032,464	100%	3,013,873	100%	2,589,085	100%

Gross Profit

Gross profit was R$308 million in the third quarter compared to R$279 million in the 2Q12 and R$166 million in the 3Q11. Gross margin increased to 29.0% in the 3Q12, from 26.8% in the 2Q12 and 19.0% in the 3Q11.

Table 34. Gross Margin (R$000)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gross Profit	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Gross Margin	29.0%	26.8%	213bps	19.0%	1000bps	26.0%	17.1%	892bps
Gross Profit (ex-Tenda)	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Gross Margin (ex-Tenda) %	33.7%	29.5%	421bps	30.1%	368bps	30.6%	19.4%	1121bps

Table 35. Capitalized Interest
(R$million) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Opening balance	241,875	247,481	-2%	154,960	56%	221,816	146,544	51%
Capitalized interest	61,819	44,687	38%	61,633	0%	175,041	165,347	6%
Interest capitalized to COGS	(56,364)	(50,293)	12%	(39,103)	44%	(149,527)	(134,401)	11%
Closing balance	247,330	241,875	2%	177,490	39%	247,330	177,490	39%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$151 million in the 3Q12, a 10% increase on the R$137 million in SG&A expenses posted in 3Q11 and 12% over the R$171 million posted in the 2Q12. Selling expenses decreased 10% on a year-over-year basis to R$70 million, given the reduction of the launches volume in the period.

Table 36. SG&A Expenses (R$000)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses	69,941	78,165	-11%	77,540	-10%	206,592	215,292	-4%
G&A expenses	80,951	93,034	-13%	59,746	35%	252,969	176,407	43%
SG&A	150,892	171,199	-12%	137,286	10%	459,561	391,699	17%

During the 9M12, administrative expenses reached R$253 million, a 43% increase compared to the R$176 million posted in the 9M11. The main reasons for the increase in SG&A expenses were:

(1) a provision related to the distribution of variable compensation, including stock options plan, which accounted for 48% and 14%, of the annual change in the G&A registered in the period, respectively;

(2) other expenses related to services rendered, mainly auditing, which accounted for 20% of the annual change in the G&A registered in the period;

(3) administrative expenses related to the expansion of AlphaVille’s operations given the increased contribution in Gafisa Group mix, which accounted for 15% of the annual change in G&A registered in the period.

Table 37. Breakdown of General and Administrative Expenses (9M12 versus 9M11)

(R$000) Consolidado	9M12 (A)	9M11 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Wages and salaries expenses	103,893	92,262	13%	11,631	15%
Benefits and employees	8,601	5,967	44%	2,634	3%
Travel expenses and utilities	8,245	6,292	31%	1,953	3%
Services rendered	32,792	17,324	89%	15,468	20%
Rentals and condos fee	9,835	8,860	11%	975	1%
Information Technology	9,498	15,719	-40%	(6,221)	-8%
Stock Option Plan	23,202	12,789	81%	10,413	14%
Provision for bonus and Profit Sharing	42,906	6,425	568%	36,481	48%
Other	13,997	10,769	30%	3,228	4%
Total (C)	252,969	176,407	43%	76,562	100%

Table 38. SG&A / Launches (%)

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses /Launches	15%	14%	117 bps	7%	810 bps	14%	7%	682 bps
G&A /Launches	18%	17%	89 bps	6%	1223 bps	17%	6%	1131 bps
SG&A/Launches	33%	31%	206 bps	13%	2033 bps	31%	13%	1813 bps
Selling expenses /Launches (ex-Tenda)	11%	10%	54 bps	5%	533 bps	10%	6%	383 bps
G&A /Launches (ex-Tenda)	12%	12%	-41 bps	4%	800 bps	12%	4%	728 bps
SG&A/Launches (ex-Tenda)	22%	22%	13 bps	9%	1332 bps	21%	10%	1111 bps

Table 39. SG&A / Pre-Sales (%)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses /Pre-Sales	10%	12%	-226 bps	7%	272 bps	12%	7%	481 bps
G&A /Pre-Sales	12%	15%	-302 bps	6%	602 bps	15%	6%	879 bps
SG&A / Pre-Sales	22%	27%	-527 bps	13%	875 bps	27%	13%	1360 bps
Selling expenses /Pre-Sales (ex-Tenda)	7%	9%	-169 bps	6%	166 bps	8%	6%	219 bps
G&A /Pre-Sales (ex-Tenda)	8%	11%	-275 bps	4%	409 bps	10%	4%	527 bps
SG&A / Pre-Sales (ex-Tenda)	15%	20%	-444 bps	10%	575 bps	18%	10%	746 bps

Table 40. SG&A / Revenues (%)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses /Net Revenues	7%	8%	-94 bps	9%	-222 bps	7%	8%	-147 bps
G&A expenses/Net Revenues	8%	9%	-133 bps	7%	83 bps	8%	7%	155 bps
SG&A/Net Revenues	14%	16%	-227 bps	16%	-139 bps	15%	15%	8 bps
Selling expenses /Net Revenues (ex-Tenda)	7%	7%	-76 bps	8%	-185 bps	7%	8%	-116 bps
G&A expenses/Net Revenues (ex-Tenda)	7%	9%	-156 bps	6%	132 bps	8%	6%	214 bps
SG&A/Net Revenues (ex-Tenda)	14%	16%	-232 bps	14%	-53 bps	15%	14%	98 bps

Consolidated Adjusted EBITDA

Adjusted EBITDA was R$183 million in the third quarter, compared to R$149 million in the 2Q12 and R$62 million in the 3Q11. EBITDA for Gafisa and AlphaVille totaled R$69 million and R$92 million, respectively, while Tenda´s EBITDA was R$22 million. During the first nine months of 2012, the EBITDA margin reached 14% or 20% ex-Tenda, as compared to 6% and 15%, respectively, in the first nine months of 2011.

Table 41. Consolidated Adjusted EBITDA
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Profit (Loss)	4,842	1,046	363%	(51,247)	-109%	(25,626)	(126,381)	-80%
(+) Financial result	60,808	55,630	9%	58,111	5%	158,613	117,975	34%
(+) Income taxes	21,050	5,795	263%	(19,003)	-211%	46,983	(52,570)	-189%
(+) Depreciation and Amortization	18,704	14,355	30%	21,855	-14%	51,392	56,974	-10%
(+) Capitalized Interest Expenses	56,364	50,293	12%	39,103	44%	149,527	134,401	11%
(+) Stock option plan exp.	3,420	13,270	-74%	4,645	-26%	23,203	12,789	81%
(+) Minority shareholders	17,958	8,361	115%	8,291	117%	32,991	24,662	34%
Adjusted EBITDA	183,146	148,750	23%	61,755	197%	437,083	167,850	160%
Net Revenue	1,064,094	1,040,537	2%	874,378	21%	3,032,464	2,589,085	17%
Adjusted EBITDA margin	17%	14%	292 bps	7%	1021 bps	14%	6%	795 bps
Adjusted EBITDA (ex Tenda)	161,020	141,017	14%	129,812	24%	424,085	280,130	51%
Adj. EBITDA Mg (ex Tenda)	22%	19%	321 bps	20%	147 bps	20%	15%	466 bps

Depreciation And Amortization

Depreciation and amortization in the 3Q12 was R$19 million, a decrease of R$3 million when compared to the R$22 million recorded in 3Q11, mainly due to lower showroom depreciation.

Financial Results

Net financial expenses totaled R$61 million in the 3Q12, compared to a net financial result of R$58 million in the 3Q11 as a result of a higher level of leverage.

Taxes

Income taxes, social contribution and deferred taxes for the 3Q12 amounted to negative R$21 million, compared to R$19 million in 3Q11.

Adjusted Net Income (Loss)

 Gafisa Group reported net income of R$5 million in the 3Q12, compared with a net income of R$1 million recorded in both the 2Q12 and net loss of R$ 26 millions in the 3Q11.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.31 billion in the 3Q12, 11% lower than the R$1.56 billion posted in the 3Q11. The consolidated margin for the quarter was 35%. The table below shows the backlog margin by segment:

Table 42. Results to be recognized (REF) by brand
	Gafisa	Tenda	AlphaVille	Gafisa Group	Gafisa ex- Tenda
Revenues to be recognized	2.148.470	709.058	845.021	3.702.549	2.993.491
Costs to be incurred (units sold)	(1.465.952)	(532.198)	(392.461)	(2.390.611)	(1.858.413)
Results to be Recognized	682.518	176.860	452.560	1.311.938	1.135.078
Backlog Margin	32%	25%	54%	35%	38%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Table 43. Gafisa Group Results to be recognized (REF)
	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Results to be recognized	3.702.549	4.124.151	-10%	4.276.647	-13%	3.702.549	4.276.647	-13%
Costs to be incurred (units sold)	(2.390.611)	(2.648.148)	-10%	(2.716.934)	-12%	(2.390.611)	(2.716.934)	-12%
Results to be Recognized	1.311.938	1.476.003	-11%	1.559.713	-16%	1.311.938	1.559.713	-16%
Backlog Margin	35%	36%	-36bps	36%	-104bps	35%	36%	-104bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

BALANCE SHEET

Cash and Cash Equivalents

On September 30, 2012, cash and cash equivalents reached R$1,23 billion, in line with the 2Q12. The Company´s cash position is expected to be sufficient to execute its development plans.

Accounts Receivable

At the end of the 3Q12, total accounts receivable decreased 16% to R$8.33 billion on a year-over-year basis and a 7% reduction as compared to the R$8.95 billion posted in the 2Q12.

Table 44. Total receivables
(R$000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	3,842,812	4,280,386	-10%	4,697,756	-18%
Receivables from PoC – ST (on balance sheet)	3,325,239	3,745,488	-11%	3,839,392	-13%
Receivables from PoC – LT (on balance sheet)	1,161,268	922,044	26%	1,395,515	-17%
Total	8,329,319	8,947,918	-7%	9,932,663	-16%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 45. Inventory (Balance Sheet at cost)
(R$000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)
Land	850,197	839,739	1%	1,170,397	-12%
Units under construction	1,308,213	1,386,111	-6%	1,166,692	12%
Completed units	200,165	209,703	-5%	346,487	-42%
Total	2,358,575	2,435,553	-3%	2,683,576	-5%

Inventory at market value totaled R$3.0 billion in the 3Q12, 9% below the R$3.3 billion registered in the 2Q12. On a consolidated basis, our inventory is at a level of 10 months of sales based on LTM sales figures. At the end of the 3Q12, finished units accounted for 11% of total inventory. We continue to focus on reducing finished inventory.

Table 46. Inventory at Market Value per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 3Q12
Gafisa	253.270	360.022	539.364	433.815	73.777	1.660.248
AlphaVille	5.429	227.115	101.266	59.065	185.949	578.823
Tenda	19.242	123.154	233.663	324.802	63.728	764.589
Total	277.941	710.291	874.292	817.682	323.453	3.003.660

Consolidated inventory at market value was R$3.0 billion from R$3.3 billion at the end of the third quarter, which is R$283 million lower than the 2Q12. The market value of Gafisa inventory, which represents 55% of total inventory, declined to R$1.7 billion at the end of the 3Q12. The market value of AlphaVille inventory was R$578.8 million at the end of the 3Q12, a 1% decrease compared to the end of 2Q12. Tenda inventory was valued at R$764.6 million at the end of 3Q12, compared to R$838.3 million at the end of the 2Q12. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing positive demand for units targeted at the low income segment. Of the units returned to inventory, 70% have already been resold, to qualified customers within the 9M12.

Table 47. Inventory at Market Value 3Q12 x 2Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,875,945	114,291	-	-327,990	-1,998	1,660,248	-11.5%	16.5%
AlphaVille (B)	572,898	337,652	-	-331,320	-406	578,823	1.0%	36.4%
Total (A) + (B)	2,448,842	451,943	-	-659,310	-2,404	2,239,071	-8.6%	22.7%
Tenda (C)	838,261	-	263,751	-293,801	-43,622	764,589	-8.8%	3.8%
Total (A) + (B) + (C)	3,287,103	451,943	263,751	-953,111	-46,025	3,003,660	-8.6%	18.7%

Note: 1) BoP beginning of the period – 2Q12. 2) EP end of the period – 3Q12.  3) % Change 3Q12 versus 2Q12. 4)  3Q12 sales velocity. 5) projects cancelled during the period

Liquidity

The Gafisa Group ended the third quarter with R$1.23 billion in cash and cash equivalents, a sequential improvement from R$1,1 billion at the end of the 2Q12. Net debt was R$2.94 billion at the end of the 3Q12, a R$149 million reduction from R$3.09 billion the end of the 2Q12. As a result, consolidated cash generation (cash burn) was positive at approximately R$149 million in 3Q12, leading to R$304 million in the 9M12. Operational consolidated cash flow reached approximately R$607 million in the 9M12, 87% of the mid-range of our updated full year guidance of R$600 – R$800 million in 2012.

The net debt and investor obligations to equity and minorities ratio was 106% compared to 112% in the 2Q12. Excluding project finance, this net debt/equity ratio reached 28% from 34% in the 2Q12.

Currently we have access to a total of R$1.6 billion in construction finance lines contracted with banks and R$665 million of construction credit lines in the process of being approved. Also, Gafisa has R$2.4 billion available in construction finance lines of credit for future developments. The following tables provide information on our debt position:

Table 48. Indebtedness and Investor obligations
Type of obligation (R$000)	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)
Debentures - FGTS (A)	1,241,860	1,213,138	2%	1,246,413	0%
Debentures - Working Capital (B)	581,514	567,643	2%	700,596	-17%
Project Financing SFH – (C)	927,697	936,597	-1%	598,712	55%
Working Capital (D)	1,098,974	1,138,254	-3%	853,139	29%
Total (A)+(B)+(C)+(D) =(E)	3,850,045	3,855,632	0%	3,398,860	13%
Investor Obligations (F)	324,198	329,768	-2%	460,000	-30%
Total debt (E) + (F) = (G)	4,174,243	4,185,400	0%	3,858,860	8%
Cash and availabilities (H)	1,234,826	1,097,277	13%	912,353	35%
Net debt (G)-(H) = (I)	2,939,417	3,088,123	-5%	2,946,507	0%
Equity + Minority Shareholders (J)	2,771,971	2,746,145	1%	3,549,223	-22%
ND/Equity (I)/(J) = (K)	106%	112%	-641 bps	83%	2302 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	28%	34%	-640 bps	31%	-326 bps

The Gafisa Group ended the third quarter with R$1.4 billion of total debt due to short term. However, it is worth mentioning that, project finance accounts for 49% of this amount.

Table 49. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Sep/13	Until Sep/14	Until Sep/15	Until Sep/16	After Sep/16
Debentures - FGTS (A)	TR + (8.47% - 10.26%)	1,241,860	318,715	473,145	350,000	100,000	0
Debentures - Working Capital (B)	CDI + (1.50% - 1.95%)	581,514	146,710	133,356	144,214	150,000	7,234
Project Financing SFH – (C)	TR + (8.30% - 11.50%)	927,697	452,342	336,444	137,055	1,856	0
Working Capital (D)	CDI + (1.30% - 2.22%)	1,098,973	500,266	316,776	145,363	107,704	28,864
Total (A)+(B)+(C)+(D) =(E)		3,850,044	1,418,033	1,259,721	776,632	359,560	36,098
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	324,198	156,773	144,157	12,395	7,680	3,193
Total debt (E) + (F) = (G)	9.28%	4,174,242	1,574,806	1,403,878	789,027	367,240	39,291
% due to corresponding period			38%	34%	19%	9%	1%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		52%	49%	58%	62%	28%	0%
((B) + (D) + (F))/ (G) Corporate debt as a % of Total debt due to corresponding periods		48%	51%	42%	38%	72%	100%

Covenant Ratios

Table 50. Debenture covenants - 7th emission
3Q12
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	24.39
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	16.08%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1.5	1.92

Table 51. Debenture covenants - 5th emission (R$250 million)
3Q12
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	16.90%
(Total receivables + Finished units) / (Total debt) ≥ 2.2x	2.22

Note: Covenant status on September 30, 2012

OUTLOOK

With the introduction of the new strategy and organizational structure, Gafisa is progressing toward established guidance for the year. The implementation and development of the operating and financial plan to support the restructuring of Tenda indicates that we are on the right track. Although the direct results of these adjustments to the Tenda operation over recent quarters have been positive, the launch cycle should resume next year. Reflecting the purpose of implementing corrective actions and focusing on execution and delivery, we have not launched any residential tower products via Tenda in 2012. As a result, our official guidance for Tenda launches of R$270-R$330 million for 2012 has been revised down to zero for this year.

As a result, consolidated launches for 2012 are now expected to be between R$2.4 and R$3.0 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent around 55% of launches and AlphaVille 45%. In the first nine months of 2012, the Gafisa Group launched R$1.46 billion or 53% of the mid-range of 2012 guidance of R$1.5 billion for the segment. AlphaVille’s launches were in line with the internal projections and planning, representing 56% of the guidance for the year.

Table 52. Launch Guidance – 2012 Estimates  versus Actual figures 9M12

Launches Guidance 2012E	Guidance (previous)	Guidance (actual)	Mid-range 2012	Achievement 9M12	9M12 as a % of FY
Consolidaded Launches	R$2.70 – R$3.30bn	R$2.40 – R$3.00bn	R$2.70bn	R$1.46bn	54%
Breakdown by Brand
Launches Gafisa	R$1.35 – R$1.65bn	R$1.35 – R$1.65bn	R$1.50bn	R$795mn	53%
Launches AlphaVille	R$1.08 – R$1.32bn	R$1.08 – R$1.32bn	R$1.20bn	R$667mn	56%
Launches Tenda	R$270 – R$330mn	R$0	-	R$0	0%

As of September 30, 2012, the Company had R$1.23 billion in cash and cash equivalents. During the 9M12 operational consolidated cash flow reached approximately R$607 million, representing 87% of the mid point of the updated guidance established for the full year of 2012, of R$600 – R$800 million. The key drivers of cash flow generation include: (1) our ability to deliver and transfer/customers at Gafisa; (2) the transfer of Tenda units to financial institutions; (3) the sale of inventory and new projects launched; (4) the securitization of receivables and; (5) the sale of non-strategic land, which had a minor contribution to the results posted in the period.

Table 53. Operational Cash Flow Guidance – 2012 Estimates  versus Actual figures 9M12

	Guidance (previous)	Guidance (actual)	Mid-range 2012	Achievement 9M12	9M12 as a % of FY
Operational Cash Flow (CFO)	R$500-R$700 mn	R$600-R$800 mn	R$700mn	R$607mn	87%

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first nine months of the year of 2012, the Gafisa Group delivered 17,729 units and transferred 9,567 Tenda customers to financial institutions, achieving 80% of the mid-range of the guidance for both targets.

Table 54. Other Relevant Operational Indicators – 2012 Estimates  versus Actual figures 9M12

Guidance of Units to be Delivered 2012E	Mid-range	Achievement 9M12	9M12 as a % of FY
Consolidated # Units to be Delivered (22-26K)	24,000	17,728	74%
Breakdown by Brand
# Units to be Delivered Gafisa (6,600-7,800)	7,200	4,735	66%
# Units to be Delivered AlphaVille (4,400-5,200)	4,800	2,612	54%
# Units to be Delivered Tenda (11,000-13,000)	12,000	10,382	87%

Table 55. Tenda Milestones – 2012 Estimates  versus Actual figures 9M12

Customers to be transferred at Tenda 2012E	Mid-range	Achievement 9M12	(9M12 as a % of FY)
Consolidated # Customers to be transferred (10-14K)	12,000	9,567	80%

CONSOLIDATED INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	1,064,094	1,040,537	2%	874,378	22%	3,032,464	2,589,085	17%
Operating Costs	(755,962)	(761,396)	-1%	(708,614)	7%	(2,243,612)	(2,146,626)	5%
Gross profit	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Operating Expenses	(203,476)	(208,309)	-2%	(169,612)	20%	(575,893)	(478,773)	20%
Selling Expenses	(69,941)	(78,165)	-11%	(77,540)	-10%	(206,592)	(215,292)	-4%
General and Administrative Expenses	(80,951)	(93,034)	-13%	(59,746)	35%	(252,969)	(176,407)	43%
Other Operating Rev / Expenses	(33,880)	(22,755)	49%	(10,471)	224%	(64,940)	(30,100)	116%
Depreciation and Amortization	(18,704)	(14,355)	30%	(21,855)	-14%	(51,392)	(56,974)	-10%
Operating results	104,656	70,832	48%	(3,848)	-2820%	212,959	(36,314)	-686%

Financial Income	17,394	21,721	-20%	31,619	-45%	58,804	77,980	-25%
Financial Expenses	(78,202)	(77,351)	1%	(89,730)	-13%	(217,417)	(195,955)	11%

Income (Loss) Before Taxes on Income	43,848	15,202	188%	(61,959)	-171%	54,346	(154,289)	-135%

Deferred Taxes	(2,294)	(1,758)	30%	35,334	-106%	(10,371)	90,422	-111%
Income Tax and Social Contribution	(18,756)	(4,037)	365%	(16,331)	15%	(36,612)	(37,852)	-3%

Income (Loss) After Taxes on Income	22,798	9,407	142%	(42,956)	-153%	7,363	(101,719)	-107%

Minority Shareholders	(17,957)	(8,361)	115%	(8,291)	117%	(32,991)	(24,662)	34%

Net Income (Loss)	4,841	1,046	363%	(51,247)	-109%	(25,628)	(126,381)	-80%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

CONSOLIDATED BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1,234,826	1,097,277	13%	912,353	35%
Receivables from clients	3,325,239	3,745,488	-11%	3,839,392	-13%
Properties for sale	2,038,646	2,053,171	-1%	2,266,859	-10%
Other accounts receivable	150,987	177,506	-15%	146,443	3%
Deferred selling expenses	69,956	73,097	-4%	30,329	131%
Prepaid expenses	1,861	19,691	-91%	13,599	-86%
Properties for sale	180,703	183,440	-1%	-	0%
Financial Instruments	18,182	17,689	3%	131	nm
	7,020,400	7,367,359	-5%	7,209,106	-3%
Long-term Assets
Receivables from clients	1,161,268	922,044	26%	1,395,515	-17%
Properties for sale	319,929	382,382	-16%	416,717	-23%
Deferred taxes		0	0%	117,102	-100%
Other	244,249	228,083	7%	225,244	8%
	1,725,446	1,532,509	13%	2,154,578	-20%
Investments	279,812	270,786	3%	294,429	-5%

Total Assets	9,025,658	9,170,654	-2%	9,658,113	-7%

Current Liabilities
Loans and financing	952,608	944,377	1%	476,100	100%
Debentures	465,425	601,672	-23%	206,336	126%
Obligations for purchase of land and advances from clients	457,153	451,129	1%	469,130	-3%
Materials and service suppliers	156,197	174,892	-11%	185,160	-16%
Taxes and contributions	297,006	277,391	7%	255,756	16%
Obligation for investors	156,773	158,234	-1%	164,914	-5%
Other	507,386	555,949	-9%	293,512	73%
	2,992,548	3,163,644	-5%	2,050,908	46%
Long-term Liabilities
Loans and financing	1,074,063	1,130,583	-5%	975,751	10%
Debentures	1,357,949	1,179,109	15%	1,740,673	-22%
Obligations for purchase of land	113,175	114,329	-1%	192,902	-41%
Deferred taxes	93,373	91,079	3%	13,232	606%
Provision for contingencies	150,927	144,894	4%	123,950	22%
Obligation for investors	167,425	171,534	-2%	312,495	-46%
Other	304,227	429,337	-29%	698,979	-56%
	3,261,139	3,260,865	0%	4,057,982	-20%
Shareholders' Equity
Capital	2,734,159	2,734,157	0%	2,734,155	0%
Treasury shares	-1,731	-1,731	0%	-1,731	0%
Capital reserves	32,863	29,779	10%	267,159	-88%
Revenue reserves	-	-	0%	589,727	-100%
Retained earnings	-25,628	-30,468	-16%	-126,381	-80%
Accumulated losses	-102,019	-102,019	0%	-	0%
Non-controlling interests	134,327	116,425	15%	86,294	56%
	2,771,971	2,746,145	1%	3,549,223	-22%
Liabilities and Shareholders' Equity	9,025,658	9,170,654	-2%	9,658,113	-7%

CASH FLOW

	3Q12	3Q11
Income (Loss) Before Taxes on Income	43,848	(61,959)
Expenses (income) not affecting working capital	100,741	91,689
Depreciation and amortization	18,704	21,855
Impairment allowance	(19,314)	-
Expense on stock option plan	3,420	4,645
Penalty fee over delayed projects	(6,111)	-
Unrealized interest and charges, net	47,051	52,656
Deferred Taxes
Disposal of fixed asset	3,923	-
Warranty provision	8,997	2,416
Provision for contingencies	34,333	14,636
Profit sharing provision	13,691	1,942
Allowance (reversal) for doubtful debts	(3,460)	-
Profit / Loss from financial instruments	(493)	(6,461)
Clients	184,485	107,739
Properties for sale	99,029	(150,970)
Other receivables	(51,319)	(13,435)
Deferred selling expenses and prepaid expenses	20,970	14,038
Obligations on land purchases and advances from customers	4,869	6,489
Taxes and contributions	19,616	(57,702)
Trade accounts payable	(18,695)	(40,507)
Salaries, payroll charges	4,276	55,028
Other accounts payable	(5,251)	(33,053)
Assignment of credit receivables, net	(181,113)	(61,394)
Current account operations	(23,920)	23,818
Paid taxes	(18,756)	(15,071)
Cash used in operating activities	178,780	(135,290)
Investing activities
Purchase of property and equipment and deferred charges	(31,654)	(19,525)
Redemption of securities, restricted securities and loans	808,975	986,571
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(783,332)	(681,626)
Cash used in investing activities	(6,011)	285,420
Financing activities
Capital increase	-	3,366
Contributions from venture partners	(5,570)	-
Increase in loans and financing	151,660	107,274
Repayment of loans and financing	(204,406)	(409,561)
Assignment of credit receivables, net	11,490	221,376
Proceeds from subscription of redeemable equity interest in securitization fund	5	(3,789)
Operations of mutual	37,244	(14,572)
Net cash provided by financing activities	(9,577)	(95,906)
Net increase (decrease) in cash and cash equivalents	163,192	54,224
Cash and cash equivalents
At the beginning of the period	300,654	330,183
At the end of the period	463,846	384,407
Net increase (decrease) in cash and cash equivalents	163,192	54,224

GAFISA SEGMENT INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	506,718	593,149	-15%	459,971	10%	1,587,446	1,357,349	17%
Operating Costs	(379,254)	(463,290)	-18%	(344,399)	10%	(1,221,639)	(1,148,888)	6%
Gross profit	127,464	129,859	-2%	115,572	10%	365,807	208,461	75%
Operating Expenses	(103,412)	(89,010)	16%	(93,088)	11%	(275,482)	(251,052)	10%
Selling Expenses	(36,119)	(36,008)	0%	(43,045)	-16%	(102,904)	(117,157)	-12%
General and Administrative Expenses	(32,159)	(33,247)	-3%	(23,065)	39%	(98,454)	(68,559)	44%
Other Operating Rev / Expenses	(22,930)	(9,883)	132%	(10,451)	119%	(36,784)	(23,798)	55%
Depreciation and Amortization	(12,204)	(9,872)	24%	(16,527)	-26%	(37,340)	(41,538)	-10%
Operating results	24,052	40,849	-41%	22,484	7%	90,325	(42,591)	-312%

Financial Income	7,717	8,200	-6%	17,694	-56%	23,883	45,718	-48%
Financial Expenses	(57,530)	(61,069)	-6%	(73,083)	-21%	(161,011)	(160,512)	0%

Income (Loss) Before Taxes on Income	(25,761)	(12,020)	114%	(32,905)	-22%	(46,803)	(157,385)	-70%

Deferred Taxes	322	5,942	-95%	14,238	-98%	3,492	40,070	-91%
Income Tax and Social Contribution	(5,415)	(5,547)	-2%	(9,280)	-42%	(21,559)	(20,344)	6%

Income (Loss) After Taxes on Income	(30,854)	(11,625)	165%	(27,947)	10%	(64,870)	(137,659)	-53%

Minority Shareholders	1,094	(597)	-283%	(157)	-797%	473	(530)	-189%

Net Income (Loss)	(29,760)	(12,222)	143%	(28,104)	6%	(64,397)	(138,189)	-53%

ALPHAVILLE SEGMENT INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	233,577	167,376	40%	177,146	32%	524,823	450,919	16%
Operating Costs	(111,272)	(72,651)	53%	(100,328)	11%	(243,287)	(238,353)	2%
Gross profit	122,305	94,725	29%	76,818	59%	281,536	212,566	32%
Operating Expenses	(32,446)	(52,927)	-39%	(24,518)	32%	(111,638)	(63,654)	75%
Selling Expenses	(12,072)	(19,302)	-37%	(10,452)	15%	(38,531)	(25,579)	51%
General and Administrative Expenses	(20,802)	(33,026)	-37%	(14,255)	46%	(72,853)	(39,829)	83%
Other Operating Rev / Expenses	980	(72)	-1461%	681	44%	1,367	2,995	-54%
Depreciation and Amortization	(552)	(527)	5%	(492)	12%	(1,621)	(1,241)	31%
Operating results	89,859	41,798	115%	52,300	72%	169,898	148,912	14%

Financial Income	2,909	2,928	-1%	5,626	-48%	8,970	11,420	-21%
Financial Expenses	(11,822)	(8,045)	47%	(11,722)	1%	(31,199)	(28,424)	10%

Income (Loss) Before Taxes on Income	80,946	36,681	121%	46,204	75%	147,669	131,908	12%

Deferred Taxes	(4,783)	(7,158)	-33%	(2,541)	88%	(11,152)	(3,473)	221%
Income Tax and Social Contribution	(4,974)	3,959	-226%	(2,995)	66%	(3,541)	(7,777)	-54%

Income (Loss) After Taxes on Income	71,189	33,482	113%	40,668	75%	132,976	120,658	10%

Minority Shareholders	(17,859)	(7,802)	129%	(8,134)	120%	(32,336)	(24,132)	34%

Net Income (Loss)	53,330	25,680	108%	32,534	64%	100,640	96,526	4%

TENDA SEGMENT INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	323,799	280,012	16%	237,261	36%	920,195	780,817	18%
Operating Costs	(265,436)	(225,455)	18%	(263,887)	1%	(778,686)	(759,385)	3%
Gross profit	58,363	54,557	7%	(26,626)	-319%	141,509	21,432	560%
Operating Expenses	(67,618)	(66,372)	2%	(52,006)	30%	(188,773)	(164,067)	15%
Selling Expenses	(21,750)	(22,855)	-5%	(24,043)	-10%	(65,157)	(72,556)	-10%
General and Administrative Expenses	(27,990)	(26,761)	5%	(22,426)	25%	(81,662)	(68,019)	20%
Other Operating Rev / Expenses	(11,930)	(12,800)	-7%	(701)	1602%	(29,523)	(9,297)	218%
Depreciation and Amortization	(5,948)	(3,956)	50%	(4,836)	23%	(12,431)	(14,195)	-12%
Operating results	(9,255)	(11,815)	-22%	(78,632)	-88%	(47,264)	(142,635)	-67%

Financial Income	6,768	10,593	-36%	8,299	-18%	25,951	20,842	25%
Financial Expenses	(8,850)	(8,237)	7%	(4,925)	80%	(25,207)	(7,019)	259%

Income (Loss) Before Taxes on Income	(11,337)	(9,459)	20%	(75,258)	-85%	(46,520)	(128,812)	-64%

Deferred Taxes	2,167	(542)	-500%	23,637	-91%	(2,711)	53,825	-105%
Income Tax and Social Contribution	(8,367)	(2,449)	242%	(4,056)	106%	(11,512)	(9,731)	18%

Income (Loss) After Taxes on Income	(17,537)	(12,450)	41%	(55,677)	-69%	(60,743)	(84,718)	-28%

Minority Shareholders	(1,192)	38	-3237%	-	0%	(1,128)	-	0%

Net Income (Loss)	(18,729)	(12,412)	51%	(55,677)	-66%	(61,871)	(84,718)	-27%

GAFISA  SEGMENT BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	218,289	266,127	-18%	361,629	-40%
Receivables from clients	1,971,983	2,224,488	-11%	2,147,759	-8%
Properties for sale	1,034,992	1,070,501	-3%	1,301,447	-20%
Other accounts receivable	115,379	194,253	-41%	328,846	-65%
Deferred selling expenses	1,480	72,104	-98%	12,577	-88%
Prepaid expenses	57,054	9,274	515%	11,334	403%
Properties for sale	75,376	70,900	6%	-	0%
Financial Instruments	10,801	9,603	12%	131	8145%
	3,485,352	3,917,250	-11%	4,163,723	-16%
Long-term Assets
Receivables from clients	567,227	454,600	25%	631,271	-10%
Properties for sale	111,968	129,712	-14%	204,679	-45%
Deferred taxes	0	0	0%	35,656	-100%
Other	170,645	161,379	6%	183,912	-7%
	849,840	745,690	14%	1,055,518	-19%
Investments	2,629,024	2,582,001	2%	2,657,715	-1%

Total Assets	6,964,217	7,244,941	-4%	7,876,957	-12%

Current Liabilities
Loans and financing	751,260	758,761	-1%	407,780	84%
Debentures	314,517	288,874	9%	178,078	77%
Obligations for purchase of land and advances from clients	225,277	251,460	-10%	254,193	-11%
Materials and service suppliers	91,509	102,975	-11%	102,530	-11%
Taxes and contributions	113,851	111,026	3%	132,249	-14%
Obligation for investors	116,463	118,410	-2%	119,879	-3%
Other	375,515	488,110	-23%	241,436	56%
	1,988,393	2,119,615	-6%	1,436,145	38%
Long-term Liabilities
Loans and financing	794,949	845,590	-6%	767,437	4%
Debentures	883,072	879,325	0%	1,140,673	-23%
Obligations for purchase of land	99,638	102,438	-3%	149,690	-33%
Deferred taxes	63,981	63,611	1%	-231	-27857%
Provision for contingencies	74,696	74,676	0%	73,756	1%
Obligation for investors	124,628	124,628	0%	234,814	-47%
Other	276,555	383,584	-28%	548,892	-50%
	2,317,519	2,473,852	-6%	2,915,030	-20%
Shareholders' Equity
Shareholders' Equity	2,637,644	2,629,720	0%	3,504,208	-25%
Non-controlling interests	20,661	21,754	-5%	21,574	-4%
	2,658,305	2,651,474	0%	3,525,782	-25%
Liabilities and Shareholders' Equity	6,964,217	7,244,941	-4%	7,876,957	-12%

TENDA  SEGMENT BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	868,109	675,601	28%	402,698	116%
Receivables from clients	1,127,390	1,326,256	-15%	1,498,643	-25%
Properties for sale	780,975	762,988	2%	797,602	-2%
Other accounts receivable	164,550	320,366	-49%	69,705	136%
Deferred selling expenses	381	866	-56%	1,022	-63%
Prepaid expenses	12,902	10,417	24%	18,995	-32%
Properties for sale	105,327	112,540	-6%	-	0%
Financial Instruments	-	-	0%	-	0%
	3,059,636	3,209,035	-5%	2,788,665	10%
Long-term Assets
Receivables from clients	176,461	99,051	78%	467,882	-62%
Properties for sale	168,301	217,069	-22%	155,599	8%
Deferred taxes	-	-	0%	81,047	nm
Other	85,077	78,410	9%	38,406	122%
	429,838	394,530	9%	742,934	-42%
Investments	34,367	41,248	-17%	30,296	13%

Total Assets	3,523,840	3,644,813	-3%	3,561,895	-1%

Current Liabilities
Loans and financing	136,508	118,699	15%	49,561	175%
Debentures	150,908	312,798	-52%	28,258	434%
Obligations for purchase of land and advances from clients	138,172	138,752	0%	167,268	-17%
Materials and service suppliers	31,706	40,006	-21%	52,225	-39%
Taxes and contributions	120,904	125,230	-3%	105,751	14%
Obligation for investors	-	-	0%	-	0%
Other	698,936	832,042	-16%	268,479	160%
	1,277,134	1,567,526	-19%	671,543	90%
Long-term Liabilities
Loans and financing	200,294	193,663	3%	50,479	297%
Debentures	474,877	299784,32	58%	600,000	-21%
Obligations for purchase of land	3,866	594	550%	29,769	-87%
Deferred taxes	10,827	12,995	-17%	-	nm
Provision for contingencies	60,787	54,971	11%	37,021	64%
Obligation for investors	-	-	0%	-	0%
Other	27,366	29,053	-6%	68,352	-60%
	778,017	591,061	32%	785,622	-1%
Shareholders' Equity
Shareholders' Equity	1,467,521	1,486,249	-1%	2,104,731	-30%
Non-controlling interests	1,169	-23	-5085%	-	0%
	1,468,689	1,486,226	-1%	2,104,731	-30%
Liabilities and Shareholders' Equity	3,523,840	3,644,813	-3%	3,561,895	-1%

ALPHAVILLE  SEGMENT BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	148,428	155,549	-5%	148,026	0%
Receivables from clients	225,866	194,744	16%	192,990	17%
Properties for sale	222,679	219,682	1%	167,810	33%
Other accounts receivable	20,497	18,746	9%	19,313	6%
Deferred selling expenses	-	127	nm	-	0%
Prepaid expenses	-	-	0%	-	0%
Properties for sale	-	-	0%	-	0%
Financial Instruments	7,381	8,086	-9%	-	0%
	624,852	596,934	5%	528,139	18%
Long-term Assets
Receivables from clients	417,580	368,393	13%	296,362	41%
Properties for sale	39,660	35,601	11%	56,439	-30%
Deferred taxes	-	-	0%	399	-100%
Other	3,021	2,788	8%	2,926	3%
	460,261	406,782	13%	356,126	29%
Investments	14,198	10,936	30%	11,263	26%

Total Assets	1,099,311	1,014,652	8%	895,528	23%

Current Liabilities
Loans and financing	64,840	66,918	-3%	18,759	246%
Debentures	-	-	0%	-	0%
Obligations for purchase of land and advances from clients	93,704	60,917	54%	47,669	97%
Materials and service suppliers	32,981	31,912	3%	30,405	8%
Taxes and contributions	62,251	41,135	51%	17,756	251%
Obligation for investors	40,310	39,824	1%	45,035	-10%
Other	136,220	145,502	-6%	54,973	148%
	430,307	386,208	11%	214,597	101%
Long-term Liabilities
Loans and financing	78,820	91,330	-14%	157,836	-50%
Debentures	-	-	0%	-	0%
Obligations for purchase of land	9,671	11,296	-14%	13,443	-28%
Deferred taxes	18,565	14,473	28%	13,462	38%
Provision for contingencies	15,444	15,247	1%	13,173	17%
Obligation for investors	42,797	46,906	-9%	77,681	-45%
Other	14,800	31,194	-53%	81,736	-82%
	180,096	210,446	-14%	357,330	-50%
Shareholders' Equity
Shareholders' Equity	376,411	323,304	16%	258,881	45%
Non-controlling interests	112,498	94,695	19%	64,720	74%
	488,908	417,999	17%	323,601	51%
Liabilities and Shareholders' Equity	1,099,311	1,014,652	8%	895,528	23%

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

 Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations Contact Info Luciana Doria Wilson Website: www.gafisa.com.br/ir Phone: +55 11 3025-9297 / 9242 / 9305 Fax: +55 11 3025-9348 Email: ri@gafisa.com.br	Media Relations (Brazil) Fernando Kadaoka Máquina da Notícia Comunicação Integrada Phone: +55 11 3147-7498 Fax: +55 11 3147-7900 E-mail: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The third-quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009. The scope of the works of our independent auditors does not include, the review non-financial information included in the earnings release, such as sales volume, value of sales, revenues to be recognized and costs to be incurred, among other non-accounting information, as well as absolute values or percentage derived from this information.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarter at Avenida das Nações Unidas, nº 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the later, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services and (iv) developing and implementing marketing strategies related to its own or third party real estate ventures.

Real estate development projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or– “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

In the 4th quarter of 2011, the Company conducted an extensive review of its operations and business strategy, as well as those of its subsidiaries. As a result of this review, the following changes were made:

•   Establishment of a new organizational structure divided into brands, with indication of the professionals responsible for the respective structures;

•   Temporary reduction of the activities of the Tenda brand, until the Company is able to operate efficiently based on the fundamentals of this segment, that is, production at competitive costs (using the technology of steel structures) and immediate transfer, soon after the sale, of clients to a financial institution;

•   Increase in investments in the Alphaville brand, as it is the most profitable segment of the product portfolio; and

•   Focus the Gafisa brand on the markets of São Paulo and Rio de Janeiro.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations --Continued

As a consequence of this review and of the newly established structure, a series of measures were taken:

•   Extensive review of all budgets of the costs of works in progress;

•   Review of all portfolio of Tenda customers in order to confirm whether they fulfill the requirements of financial institutions; and

•   Analysis of the recoverability of lands located in non-priority regions.

Because of these changes and reviews made, the Company recognized adjustments and provisions amounting to approximately R$639,482 for 2011, of which R$211,417 for the nine-month period ended September 30, 2011 (Note 2.3). Such adjustments and provisions did not produce an impact on the capital flow of the Company neither shall impact its capacity to fulfill commitments, as mentioned in Note 1 to the financial statements as of December 31, 2011.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies

The Board of Directors of the Company has power to amend the individual and consolidated interim financial information (“quarterly information”) of the Company after they are issued. On November 12, 2012, the Company’s Board of Directors approved the individual and consolidated quarterly information of the Company and authorized their issuance.

The individual and consolidated quarterly information were prepared and presented according to the same accounting practices adopted in the presentation and preparation, as mentioned in Note 2.1, of the financial statements for the year ended December 31, 2011, which shall be read together with this Quarterly Information.

Pursuant to CVM/SNC/SEP Circular Letter No. 03/2011, the Company states that the significant accounting judgments, estimates and assumptions, as well as the significant accounting practices are the same as those disclosed in the annual financial statements for 2011, and continue valid for the quarterly information hereof. Therefore, the corresponding information shall be read in Notes 2.1 and 2.2 of those financial statements.

In order to enhance the information described in Note 2.2 of the financial statements, as of December 31, 2011, particularly in relation to the determination of fair value for recognition of revenue from units sold and under construction, which is appropriated to income throughout the construction period, we disclosed the criteria adopted by the Company:

•         The fair value of the revenue from units sold is stated at present value based on the discount rate which its fundamentals and assumption are the average rate of the financing obtained by the Company, net of adjustment for inflation, between the contract signature date and the estimated date to handover the keys of the completed property to the buyer (from the handover of keys, an interest of 12% p.a. plus adjustment for inflation is applied to the accounts receivable);

•         The discount rates adopted by the Company and its subsidiaries are 1.36% to 4.89% for the period ended September 30, 2012 (4.18% as of December 31, 2011), net of INCC;

•         Subsequently, interests accrue over time on the new fair value to calculate the revenue to be appropriated, on which the percentage of completion will be applied; and,

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

•         In compliance with the provisions of item 9 of CPC 30, items 33 and 34 of OCPC01, and item 33 of CPC 12, the Company, in relation to installment sale of unfinished units, recognizes receivables adjusted for inflation, including the portion related to the handover of keys, without interest charges, and are discounted to present value, once the agreed-upon inflation indexes do not include the interest component. The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to period subsequent to the handover of keys. The discount rate adopted is based on fundamentals and assumption of an average rate of loans and financing obtained by the Company, net of the inflation effect, as mentioned in Note 2.2.20 to the financial statements as of December 31, 2011.

In order to determine the most significant risks and benefits inherent in the ownership of real estate units sold that are transferred to real estate buyers, the Company follows the Technical Orientation OCPC 04. It requires significant judgment, and in this context, the Management considered all discussions on the theme that were held in the scope of the Task Group coordinated by the Brazilian Securities Commission (CVM) in which the Company was represented by the Brazilian Association of Publicly-Held Companies (ABRASCA), which led to a presentation to the CPC of the minutes of the OCPC 04, which it approved and guided the Technical Interpretation ICPC 02 to Brazilian real estate entities.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

The individual and consolidated quarterly information was prepared based on historical cost basis, except if otherwise stated. The historical cost is usually based on the considerations paid in exchange for assets.

All amounts reported in this quarterly information are in thousands of Reais, except as otherwise stated.

The non-financial data included in this quarterly information, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not reviewed.

Except for the loss for the period, the Company does not have other comprehensive loss or income.

The explanatory notes that did not undergo significant changes in relation to the individual and consolidated statements as of December 31, 2011 were not included in the accompanying quarterly information.

2.1. Functional currency

The individual and consolidated quarterly information are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.2. Consolidated interim financial information

The consolidated interim financial information of the Company includes the financial information of Gafisa, its direct and indirect subsidiaries, and jointly-controlled companies. The control over such entities is obtained when the Company has power to control their financial and operating policies, and is able to enjoy their benefits and is exposed to the risks of their activities. The subsidiaries and jointly-controlled companies are fully and proportionally consolidated, respectively, from the date the full or shared control begins until the date it ceases. As of September 30, 2012 and December 31, 2011, the Quarterly Information and Consolidated Financial Statements include the full consolidation of the following companies, respectively:

	Interest %
	September 30, 2012	December 31, 2011

Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)	80	80

(*)  It does not include jointly-controlled investees

The accounting practices were uniformly adopted in all companies included in the consolidated Quarterly Information and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries in Note 9.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

The Company carried out the proportionate consolidation of the financial information of the direct jointly-controlled investees listed below, which main information is the following:

	% - Interest		Total assets		Total liabilities		Equity		Net revenue		Net income (loss) for the period
Investidees	9/30/2012	12/31/2011	9/30/2012	12/31/2011	9/30/2012	12/31/2011	9/30/2012	12/31/2011	9/30/2012	9/30/2011 (restated)	9/30/2012	9/30/2011 (restated)
API SPE 28 - Planej.e Desenv.de Emp.Imob.Ltda.	50%	50%	214,846	127,409	137,975	63,735	76,871	63,674	48,099	69,640	9,936	26,237
Gafisa SPE-77 Empreendimentos Imobiliários Ltda.	65%	65%	83,894	126,341	57,991	67,979	25,903	58,362	40,789	57,082	4,430	13,670
GAFISA SPE-48 S/A	80%	80%	90,994	85,077	22,454	31,271	68,540	53,806	6,589	7,643	14,734	(8,015)
Gafisa SPE-55 S.A.	80%	80%	57,305	78,523	7,691	28,579	49,614	49,944	19,488	35,034	(330)	4,559
FIT 13 SPE Empreendimentos Imobiliários Ltda.	50%	50%	108,221	72,859	58,197	38,080	50,024	34,779	65,221	46,018	32,991	16,555
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	50%	78,690	104,432	43,126	74,951	35,564	29,481	27,955	24,792	6,083	13,670
Gafisa e Ivo Rizzo SPE-47 Emp. Imobiliários Ltda.	80%	80%	37,328	37,945	12,774	13,004	24,554	24,941	-	(1)	(387)	(108)
Dubai Residencial Empreendimentos Imobiliários Ltda.	50%	50%	27,160	58,560	12,615	34,745	14,545	23,815	(1,331)	24,107	(3,745)	5,579
Grand Park - Parque das Arvores Emp. Imob. Ltda	50%	50%	60,937	93,305	46,560	70,656	14,377	22,649	(9,645)	15,046	(13,815)	(11,647)
Gafisa SPE-85 Emp. Imob. Ltda.	80%	80%	98,610	84,945	75,740	66,267	22,870	18,678	17,672	28,400	4,193	(5,542)
Manhattan Square Emp. Imob. Coml 01 SPE Ltda.	50%	50%	90,714	81,266	72,375	66,974	18,339	14,292	22,500	32,339	4,046	4,205
Aram SPE Empreendimentos Imobiliários Ltda.	80%	80%	32,331	33,315	23,114	19,334	9,217	13,981	5,404	12,396	(2,982)	4,803
Costa Maggiore Emp. Imob. Ltda.	50%	50%	21,270	29,568	12,605	16,337	8,665	13,231	329	6,957	1,434	1,317
O Bosque Empr. Imob. Ltda.	60%	60%	9,602	9,898	163	319	9,439	9,579	645	111	(306)	(127)
Apoena Emp. Imob. Ltda.	80%	80%	21,179	14,674	11,547	5,666	9,632	9,008	9,541	4,065	3,124	815
Parque do Morumbi Incorporadora LTDA.	80%	80%	28,673	24,417	20,145	16,370	8,528	8,047	21,821	6,607	4,437	2,760
Gafisa SPE-65 Empreendimentos Imobiliários Ltda.	80%	80%	26,995	35,594	16,300	27,169	10,695	8,425	6,285	13,327	2,270	(874)
Outras	Several	Several	715,442	683,074	653,154	613,843	62,288	69,231	113,170	87,697	551	(17,885)

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.3. Restatement of consolidated quarterly information at September 30, 2011

As mentioned in Note 1, in line with the new strategic direction of the Company, during the fourth quarter of 2011, the executives who assumed the management of the operations of Gafisa and its subsidiaries Tenda and AUSA, conducted an extensive review of the budgets of construction works while reviewing the short and long-term business plan of the Company, and estimated the costs necessary for their completion. In the review process, adjustments to budgets that should have been recorded in the nine-month period ended September 30, 2011 were identified and that were not identified through the internal controls operating at that period.

We highlight that the adjustments to costs that were identified are mainly from the operational problems in the performance of construction works by franchise partners and contractors, renegotiation of supplier’s contracts and project changes.

The Company’s management, with the objective of identifying the retroactive effects, reviewed the costs of earth moving construction and brickwork stages; contracts for the replacement of contractors and franchise partners and additional costs of completed units.

The retrospective effects of adjustments to the budgets of costs for period ended September 30, 2011, disclosed and accounted for in accordance with CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors (equivalent to IAS 8), are as follows:

	Company		Consolidated
	As of September 30, 2011
	Equity	Income (loss) for the period	Equity	Income (loss) for the period

As originally reported	3,825,831	85,035	3,912,587	85,035
Decrease in net operating revenue	(140,791)	(80,645)	(459,462)	(291,624)
Decrease in equity pick-up and other expenses	(254,846)	(160,985)	(496)	(65)
Increase in deferred income tax and social contribution	32,736	30,214	95,986	79,676
Non-controlling interests	-	-	608	597
Restated	3,462,930	(126,381)	3,549,223	(126,381)

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.3. Restatement of the consolidated quarterly information at September 30, 2011

In addition, for purposes of a better presentation and comparability of the quarterly information at September 30, 2012, the following reclassifications were made in the comparative quarterly information at September 30, 2011:

•      Reclassification of brokerage expenses, from being deductions from revenues and services, to the account “Selling Expenses”.

Statement of income:

	Company				Consolidated
	As originally reported	Adjustments	Reclassification	Restated	As originally reported	Adjustments	Reclassification	Restated

Net operating revenue	830,441	(80,645)	14,318	764,114	2,847,190	(291,624)	33,519	2,589,085
Operating costs	(681,186)	-	-	(681,186)	(2,146,626)	-	-	(2,146,626)
Gross profit	149,255	(80,645)	14,318	82,928	700,564	(291,624)	33,519	442,459
Operating income (expenses)
Selling expenses	(72,655)	-	(14,318)	(86,973)	(181,773)	-	(33,519)	(215,292)
Equity pick-up	209,579	(152,930)	-	56,649	-	-	-	-
Other operating expenses	(137,616)	(8,055)	-	(145,671)	(263,406)	(75)	-	(263,481)
Financial income	(75,006)	-	-	(75,006)	(117,985)	10	-	(117,975)
Tax expenses	11,478	30,214	-	41,692	(27,106)	79,676	-	52,570
Net income (loss) before non-controlling interests	85,035	(211,416)	-	(126,381)	110,294	(212,013)	-	(101,719)
( - ) Net income (loss) for the period attributable to non-controlling interests	-	-	-	-	(25,259)	597	-	(24,662)
Net income (loss) for the period	85,035	(211,416)	-	(126,381)	85,035	(211,416)	-	(126,381)
Basic net income (loss) per thousand shares – in Reais (company)	0,2974			(0,2929)	0,2974			(0,2929)
Diluted net income (loss) per thousand shares – in Reais (company)	0,2938			(0,2929)	0,2938			(0,2929)

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting policies --Continued

2.3. Restatement of the consolidated quarterly information at September 30, 2011

Statement of cash flows:

	Company			Consolidated
	As originally reported	Adjustments	Restated	As originally reported	Adjustments	Restated

Income (loss) before income and social contribution taxes	73,559	(241,632)	(168,073)	137,401	(291,690)	(154,289)
Expenses (income) not affecting cash and cash equivalents and short-term investments	(47,143)	152,930	105,787	235,544	-	235,545
Increase/decrease in assets and liabilities	109,215	315,035	424,250	(843,720)	514,471	(329,249)
Cash used in operating activities	135,631	226,333	361,964	(470,774)	222,781	(247,993)
Cash from (used in) investing activities	(202,618)	8,058	(194,560)	356,217	-	356,217
Cash from financing activities	102,983	(234,391)	(131,408)	242,582	(222,781)	19,801
Net increase (decrease) in cash and cash equivalents and short-term investments	35,996	-	35,996	128,025	-	128,025
Cash and cash equivalents
At the beginning of the period	66,092	-	66,092	256,382	-	256,382
At the end of the period	102,088	-	102,088	384,407	-	384,407
Net increase (decrease) in cash and cash equivalents	35,996	-	35,996	128,025	-	128,025

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.   New pronouncement issued by the IASB

As mentioned in Note 3 to the financial statements of 2011, new pronouncements, amendments to existing pronouncements and new interpretations were published and are mandatory for the years beginning January 1, 2012 or later.

In the 2012 fiscal year, CPC approved the following pronouncements:

•         CPC 18 R1 – Investments in Subsidiaries and Affiliates – CVM Resolution no. 688 of October 4, 2012 (IAS 28);

•         CPC 40 R1 – Financial Instruments: Supporting Documents – CVM Resolution no. of August 30, 2012 (IFRS 7);

•         CPC 17 (R1) – Construction Contracts – CVM Resolution no. 691 of November 8, 2012 (IAS 11);

•         CPC 30 (R1) – Revenues – CVM Resolution no. 692 of November 8, 2012 (IAS 18);

•         CPC 35 (R2) – Separate Financial Statements – CVM Resolution no. 693 of November 8, 2012.

In addition, the following technical interpretations were published by the CPC and approved by the CVM pelo CPC e aprovados pela CVM.

•         ICPC 08 R1 – Accounting of Dividend Payment Proposal – CVM Resolution no. 683 of August 30, 2012;

•         ICPC 09 R1 – Individual Financial Statements, Separate Financial Statements and Application of the Equity Accounting Method – CVM Resoltuion no. 687 of October 4, 2012.

The Company and its subsidiaries did not make the early adoption of such amendments in their consolidated quarterly information at September 30, 2012 neither had the opportunity to assess the possible impact of the adoption of such amendments.

No new pronouncement was issued by the IASB besides those disclosed in the financial statements of 2011.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents, short-term investments, cash in guarantee to loans and restricted credit

4.1.    Cash and cash equivalents

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Cash and banks	16,848	31,116	266,805	86,628
Securities purchased under agreement to resell (a)	-	1,110	154,178	50,970
Amounts in transit (b)	20,244	-	42,863	-

Total cash and cash equivalents	37,092	32,226	463,846	137,598

(a)   Securities purchased under agreement to resell are securities issued by Banks with the repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with the CETIP.

(b)   Amounts in transit are representeed by checks in transit received upon project launch and cleared at a later date, not more than 90 days.

As of September 30, 2012, the securities purchased under agreement to resell include interest earned from 75% to 102.5% of Interbank Deposit Certificates (CDI) (from 70% to 102% of CDI at December 31, 2011). All transactions are made with financial institutions considered by management to be first class.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents, short-term investments, cash in guarantee to loans and restricted credit --Continued

4.2.    Short-term investments, cash in guarantee to loans and restricted credit

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Investment funds	-	-	1,965	2,686
Bank deposit certificates (a)	5,042	6,187	392,732	466,753
Cash in guarantee to loans (b)	29,701	56,139	40,839	59,497
Restricted credits (c)	13,740	17,837	329,594	306,268
Other (d)	5,838	10,799	5,850	10,858
Total short-term investments, cash in guarantee to loans and restricted credit	54,321	90,962	770,980	846,062

(a)   As of September 30, 2012, Bank Deposit Certificates (CDBs) include interest earned varying from  90% to 104% (from 75% to 110% as of December 31, 2011) of Interbank Deposit Certificates (CDI). The CDBs in which the Company invests earn interest that is usually above 98% of CDI. However, the Compnay invests in short term (up to 20 working days) through securities purchased under agreement to resell which interest is lower (from 75% of CDI). On the other hand, these investments are exempt from the tax on financial transactions (IOF), which is not the case of CDBs.

(b)     Cash in guarantee to loans are investments in fixed-income funds, whose shares represent investments only in federal government bonds, indexed to fixed or pre-indexed, and inflation and price variation, and made available when the ratio of restricted receivables in guarantee to debentures reach 120% of the debt balance. See Notes 12(v) and 16(b).

(c)   Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with clients at the financial institutions are regularized, which the Company expect to be in up to 90 days.

(d)   Additional Construction Potential Certificates (CEPACs). In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At September 30, 2012 and December 31, 2011, the CEPACs, recorded in the account “Other”, in the amount of R$5,838, have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future. During 2011 and the nine-month period ended September 30, 2012, the Company allocated a portion of CEPACs to new ventures. Such issue was registered with the CVM under the No. CVM/SER/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of September 30, 2012 and December 31, 2011, the amount recognized amount relating to open-end assets and exclusive consolidated investment funds are classified as “held for trading” at fair value, as contra-entry to income for the period or year.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Real estate development and sales (i)	1,387,001	1,575,751	4,858,935	5,438,850
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(9,339)	(5,585)	(334,265)	(514,654)
( - ) Adjustments to present value	(8,652)	(19,080)	(75,397)	(109,152)
Services and construction and other receivables	26,358	9,274	37,234	11,404

	1,395,368	1,560,360	4,486,507	4,826,448

Current	975,872	1,390,694	3,325,239	3,962,574
Non-current	419,496	169,666	1,161,268	863,874

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	9/30/2012	12/31/2011	9/30/2012	12/31/2011
2012	342,735	1,415,359	1,669,642	4,586,380
2013	830,487	72,893	2,574,332	545,882
2014	127,524	49,829	344,702	208,766
2015	59,899	11,130	163,488	27,429
2016 onwards	52,714	35,814	144,005	81,797
	1,413,359	1,585,025	4,896,169	5,450,254
( - ) Adjustment to present value	(8,652)	(19,080)	(75,397)	(109,152)
( - ) Allowance for doubtful account and cancelled contracts	(9,339)	(5,585)	(334,265)	(514,654)
	1,395,368	1,560,360	4,486,507	4,826,448

(i)      The balance of account receivable from units sold and not yet delivered is not fully reflected in quarterly information. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

Advances from clients (development and services), which exceed the revenues recorded in the period, at September 30, 2012, amount to R$48,741 (R$57,297 as of December 31, 2011) in the Company’s interim financial information and to R$212,215 (R$215,042 as of December 31, 2011) in the consolidated interim financial information, without effect of adjustment to present value, and are classified in “payables for purchase of land and advances from customers " (Note  17).

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services--Continued

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income under the account “Revenue from real estate development". The amounts recognized for the period ended September 30, 2012 and 2011 amounted to R$50,050 and R$21,840, respectively.

The balance of allowance for doubtful account and cancelled contracts, net of receivables and properties for sale, amounts to R$103,312 (consolidated) as of September 30, 2012 (R$119,824 as of December 31, 2011), is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

During the period ended September 30, 2012, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
Allowance for doubtful account and cancelled contracts

Balance at December 31, 2011	(5,585)
Additions	(3,754)
Balance at September 30, 2012	(9,339)

	Consolidated
	Allowance for doubtful account and cancelled contracts
	September 30, 2012
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2011	(514,654)	394,830	(119,824)
Additions	(3,754)	-	(3,754)
Write-offs / reversal (Notes 22 and 23)	184,143	(163,877)	20,266
Balance at September 30, 2012	(334,265)	230,953	103,312

The reversal of the adjustment to present value recognized in revenue from real estate development for the period ended September 30, 2012 amounted to R$10,428 in the Company’s statements and R$33,755 in the consolidated statements.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

Receivables from units not completed were measured at present value. The discount rate applied by the Company and its subsidiaries was at 1.36% to 4.89% for the period ended September 30, 2012 (4.18% as of December 31, 2011), net of Civil Construction National Index (INCC).

(ii)     On March 31, 2009, the Company entered into a Credit Rights Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$18,958 (present value). At September 30, 2012, it amounts to R$9,458 (Note 9). Senior and Subordinated shares receivable are indexed to IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its quarterly information. Accordingly, it discloses at September 30, 2012, receivables amounting to R$24,328 in the group of trade accounts receivable, and R$14,870, is reflected in “other payables” (Note 15), and the balance of subordinated shares held by the Company being eliminated in this consolidation process.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.     Trade accounts receivable of development and services —Continued

On March 12, 2012, the shareholders of Gafisa FIDC unanimously approved at a meeting held on that date, amendments to the fund rules, comprising the inclusion of a provision that allows for extraordinary amortization of subordinated shares; replacement of the rating agency; possibility of selling subordinated shares and changes to the amortization flow of shares to cash basis. At this same meeting, the extraordinary amortization was approved in the amount of R$10,000 on March 22, 2012.

(iii)    On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “obligations assumed on assignment of receivables”. At September 30, 2012, it amounts to R$16,853 (R$24,791 as of December 31, 2011) (Note 13).

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(iv)   On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said Assignment Agreement is the definitive assignment by the assignor to the benefit of the assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “obligations assumed on the assignment of receivables”. As of September 30, 2012, the balance of this transaction is R$34,708 in the Company’s interim financial information and R$110,787 in the consolidated interim financial information (Note 13).

(v)    On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said assignment agreement is the assignment by the assignor (“Company”) to the assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 - Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of the own bank. On July 6, 2012, the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) guaranteed in favor of the Company. On September 30, 2012, the balance of this transaction amounts to R$9,493 in the Company’s separate and consolidated interim financial information (Note 13).

(vi)   The Company and its subsidiaries entered into on December 22, 2011, a Definitive Assignment of Real Estate Receivables Agreement (CCI). The subject of such assignment agreement is the definitive assignment by the assignor to the assignee a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097, classified into the account “obligations assumed on assignment of receivables”. As of September 30, 2012, the balance of this transaction is R$16,768 in the Company’s interim financial information and R$26,024 in the consolidated interim financial information (Note 13).

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(vii)  The Company and its subsidiaries entered into on May 9, 2012 a Definitive Assignment of Real Estate Receivables Agreement (CCI), which subject assignment agreement is the definitive assignment by the assignor to the assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$64,887 in exchange for cash at the transfer date, discounted to present value, by R$45,225, classified into the account “obligations assumed on assignment of receivables”, and the subscription of Subordinated CRI for the unit value of R$1,809. As of September 30, 2012, the balance of this transaction is R$15,716 in the Company’s information and R$32,861 in the consolidated interim financial information (Note 13).

(viii)   On July 6, 2012, he Company and its subsidiaries executed an agreement for Final Cession of Real Estate Credits (CCI). Said cession agreement seeks to provide final cession by the cessor to the cessee of a pre-selected portfolio of performed and to be performed residential real estate credits originated in Gafisa and its subsidiaries. The ceded receivables portfolio amounts to R$18,207 in cash exchange as of the date of transfer, discounted to its present value, for R$13,916, classified under “Obligations with cession of credit rights.” On September 30, 2012,the balance of this operation was R$10,478 in the parent company and R$14,559 in the consolidated (Note 13).

For the items (ii) to (viii) Gafisa was engaged to perform, among other duties, the management of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers.

The total balance of the assignment of receivables, recorded in current and non current liabilities, as of September 30, 2012 is R$115,106 (R$296,909 as of December 31, 2011) in the Company’s interim financial information and R$252,809 (R$501,971 as of December 31, 2011) in the consolidated interim financial information (Note 13).

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Land	505,113	582,952	869,371	1,209,400
( - ) Provision for realization of land	-	(6,643)	(17,064)	(50,049)
( - ) Adjustment to present value	(1,232)	(3,633)	(2,110)	(8,183)
Property under construction	248,237	305,162	1,077,260	1,181,950
Real estate cost in the recognition of the provision for cancelled contracts - Note 5(i)	-	-	230,953	394,830
Completed units	18,518	32,609	200,165	119,342

	770,636	910,447	2,358,575	2,847,290

Current portion	689,860	504,489	2,038,646	2,049,084
Non-current portion	80,776	405,958	319,929	798,206

In the period ended September 30, 2012, the change in the provision for realization of land is summarized as follows:

	Company	Consolidated
	Provision for realization of land

Balance at December 31, 2011	(6,643)	(50,049)
Additions	(229)	(229)
Write-offs	6,872	9,735
Transfer to land for sale (Note 8)	-	23,479
Balance at September 30, 2012	-	(17,064)

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units at acquisition date. At September 30, 2012, the net balance of land acquired through barter transactions amounts to R$16,353 (R$30,111 as of December 31, 2011), in the Company’s interim financial information and R$43,833 (R$83,506 as of December 31, 2011) in the consolidated interim financial information (Note 17).

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

As disclosed in Note 11, the balance of capitalized financial charges at September 30, 2012 amounts to R$130,305 in the Company’s interim financial information and R$247,330 in the consolidated interim financial information.

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of land with no income statement effect (Note 17). The total amount of the reversal of the adjustment to present value recognized in the costs of real estate development in the period ended September 30, 2012 amounts to R$554 in the Company’s interim financial information and R$576 in the consolidated interim financial information.

7.   Other accounts receivable and others

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Advances to suppliers	10,845	1,080	13,959	7,309
Recoverable taxes (IRRF, PIS, COFINS, among other)	29,303	35,588	85,842	85,057
Judicial deposit (Note 16)	101,530	85,702	130,768	108,436
Other	1,360	2	16,857	3,426

	143,038	122,372	247,426	204,228

Current portion	31,133	26,503	83,091	60,378
Non-current portion	111,905	95,869	164,335	143,850

8.   Land available for sale

The Company, in line with the new strategic direction implemented at the end of 2011, opted to sell land not included in the Business Plan approved for 2012. Therefore, it devised a specific plan for the sale of such land in 2012. The carrying amount of such land, adjusted to market value when applicable, after the test for impairment, is shown by company as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2011	135,194	(42,006)	93,188
Transfer of properties for sale (Note 6)	142,225	(23,479)	118,746
Reversal/Write-offs	(61,933)	30,702	(31,231)

Balance at September 30, 2012	215,486	(34,783)	180,703

Gafisa and SPEs	80,884	(5,508)	75,376
Tenda and SPEs	134,602	(29,275)	105,327

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries

In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting. Goodwill balance at September 30, 2012 and December 31, 2011 is R$152,856 (Note 10).

The Company has an 80% interest in AUSA and has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA in 2012.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 ("Investment Agreement "), established the rules and conditions for Gafisa related to the acquisition of the capital stock of Alphaville Urbanismo S.A ("AUSA"). The Company informs that the amount negotiated for the acquisition of the remaining 20% interest in AUSA capital stock amounts to R$359 million; which shall be settled through issuance of shares of the parent company Gafisa, estimated at 70,251,551 common shares. The number of shares that shall be issued to settle this transaction is being decided on an arbitration process initiated by the non-controlling shareholders of AUSA, according to the material fact released on July 3, 2012.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa created a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds 70% of interest and Cipesa 30%. Gafisa made an R$50,000 cash contribution to Nova Cipesa and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The non-controlling shareholders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014; the maximum amount being R$25,000. Accordingly, the acquisition price considered by the Company totaled R$90,000. As a result of this transaction, a goodwill amounting to R$40,687 was recorded based on expected future profitability (Note 10). The Company recorded a provision for the non realization of the amount of R$10.430 as of December 31, 2011 and wrote-off the balance due to the sale of land in the amount of R$11,509 as of the period ended September 30, 2012, totaling R$21,939. The balance of goodwill, net, amounts to R$18,748 (Note 10) as of September 30, 2012.

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	9/30/2012	12/31/2011	9/30/2012	9/30/2012	9/30/2012	12/31/2011	9/30/2012	9/30/2011	9/30/2012	12/31/2011	9/30/2012	9/30/2011

Construtora Tenda S.A.	100	100	3,523,840	1,502,475	2,021,366	2,699,855	(61,871)	(84,718)	2,021,366	2,083,237	(61,871)	(84,718)
Alphaville Urbanismo S.A.	60	60	1,099,311	628,798	470,513	323,601	125,798	120,658	282,308	195,763	74,233	72,395
Shertis Emp. Part. S.A.	100	100	101,773	11,853	89,920	64,720	24,743	24,368	89,920	65,177	24,743	24,368
Gafisa SPE 89 Emp. Im. Ltda.	100	100	286,926	219,972	66,954	68,883	14,191	9,007	66,954	59,463	14,191	9,008
Cipesa Empreendimentos Imobiliários S.A.	100	100	97,830	51,696	46,134	58,033	(1,516)	(286)	46,134	58,331	(1,516)	(286)
Gafisa SPE 48 S.A. (d)	80	80	90,994	21,540	69,454	56,988	14,734	(8,015)	55,563	43,741	11,787	(622)
Gafisa SPE 51 Emp. Im. Ltda. (d)	100	100	99,937	49,021	50,917	39,816	(5,689)	(13,275)	50,917	37,801	(5,689)	(3,855)
Gafisa SPE 41 Emp. Im. Ltda.	100	100	53,325	21,076	32,249	32,548	(256)	412	32,249	32,505	(256)	413
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	214,846	137,975	76,871	53,338	9,936	9,936	38,435	31,837	6,598	13,119
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	78,690	12,718	65,973	61,071	6,083	13,670	32,986	29,942	3,042	6,835
Verdes Praças Inc. Im. SPE Ltda.	100	100	30,958	4,318	26,641	26,830	(234)	154	26,641	26,875	(234)	154
Gafisa SPE 50 Emp. Im. Ltda.	100	100	45,913	18,211	27,702	25,848	1,314	(3,280)	27,702	25,654	1,314	(3,280)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	37,328	6,215	31,113	29,387	(387)	(108)	24,891	25,091	(310)	(87)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	36,628	18,355	18,273	17,926	(327)	190	18,273	18,599	(327)	190
Gafisa SPE 85 Emp. Im. Ltda.	80	80	98,610	71,685	26,925	30,425	4,193	(5,542)	21,540	18,186	3,354	(4,434)
Gafisa SPE 116 Emp. Im. Ltda.	50	100	64,065	97	63,968	27,303	2	(31)	31,984	17,983	1	(15)
FIT 13 SPE Emp. Imob. Ltda.	50	50	108,221	57,662	50,559	34,565	32,991	32,991	25,280	17,733	16,495	8,278
Gafisa FIDC (Nota 5 (ii))	100	100	24,328	14,870	9,458	17,260	-	-	9,458	17,466	-	-
Gafisa SPE 32 Emp. Im. Ltda.	100	100	39,494	22,740	16,754	15,673	(1,500)	(3,778)	16,754	16,522	(1,500)	(3,781)
Gafisa SPE 72 Emp. Im. Ltda.	100	100	94,602	66,997	27,605	14,537	3,178	5,720	27,605	14,892	3,178	5,744
Aram SPE Emp. Imob. Ltda	80	80	32,331	19,184	13,147	18,179	(2,982)	(2,982)	10,517	14,241	(3,530)	3,755
Costa Maggiore Emp. Im. Ltda.	50	50	21,270	1,470	19,800	24,885	1,434	1,317	9,900	12,299	717	658
Dubai Residencial Emp Im. Ltda.	50	50	27,160	8,004	19,157	25,569	(3,745)	5,579	9,578	11,908	(2,635)	2,789
Gafisa SPE 71 Emp. Im. Ltda.	80	80	48,178	29,378	18,799	12,755	(59)	(4,776)	15,040	11,537	(47)	(3,817)
Gafisa SPE 110 Emp. Im. Ltda.	100	100	50,865	36,719	14,146	11,611	2,676	4,230	14,146	11,470	2,676	4,236
Grand Park - Parque das Arvores Emp. Im. Ltda.	50	50	60,937	46,560	14,377	22,579	(13,815)	(11,647)	7,189	11,324	(6,908)	(5,823)
SPE Pq Ecoville Emp Im S.A.	50	50	107,676	70,342	37,334	28,956	15,503	11,299	18,667	10,916	7,751	5,649
Gafisa SPE 46 Emp. Im. Ltda.	60	60	22,304	4,706	17,599	16,889	1,309	1,127	10,559	10,092	786	676
Gafisa SPE 38 Emp. Im. Ltda.	100	100	21,003	11,631	9,372	9,417	(52)	44	9,372	9,424	(52)	44
Gafisa SPE 42 Emp. Im. Ltda.	100	100	26,344	18,656	7,688	9,033	(2,570)	(1,735)	7,688	9,344	(2,570)	(1,735)

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries--Continued

(i)      Ownership interest--Continued

(a)    Information on subsidiaries and jointly-controlled investees--Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	6/30/2012	12/31/2011	06/30/2012	06/30/2012	06/30/2012	12/31/2011	06/30/2012	06/30/2011	06/30/2012	12/31/2011	06/30/2012	06/30/2011

Apoena SPE Emp Im S.A.	80	80	21,179	10,497	10,682	10,920	3,124	699	8,546	9,326	2,499	187
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	26,595	3,581	23,014	16,289	2,216	(8,869)	11,507	9,259	1,108	(4,434)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	-	-	-	16,316	-	(182)	-	9,216	(14)	(100)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	13,708	343	13,365	11,210	(2,161)	(2,030)	10,692	9,033	(1,729)	(1,624)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	55,098	45,805	9,293	8,771	374	1,746	9,293	8,919	374	1,749
Parque do Morumbi Incorporadora Ltda.	80	80	28,673	18,491	10,182	7,981	4,437	2,760	8,146	7,761	3,550	2,208
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	90,714	65,136	25,578	(711)	4,046	1,275	12,789	7,639	2,023	2,102
Jardim I Plan., Prom.Vd Ltda.	100	100	21,458	14,998	6,460	5,633	(965)	(2,227)	6,460	7,425	(965)	(2,227)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	26,995	12,586	14,409	11,911	2,270	(874)	11,527	7,324	1,816	(697)
Gafisa SPE 53 Emp. Im. Ltda.	100	100	24,327	15,317	9,011	7,698	635	(1,459)	9,011	6,778	635	(1,459)
Gafisa SPE 22 Emp. Im. Ltda.	100	100	7,793	1,292	6,502	6,293	(159)	(235)	6,502	6,661	(159)	(235)
Patamares 1 Emp. Imob. Ltda	50	50	-	-	-	12,520	9,168	5,441	-	6,375	4,584	2,720
O Bosque Empr. Imob. Ltda.	60	60	9,602	163	9,439	10,001	(306)	(127)	5,663	5,847	(84)	(76)
Gafisa SPE 35 Emp. Im. Ltda.	100	100	16,810	12,245	4,565	5,083	(674)	114	4,565	5,240	(674)	115
Gafisa SPE 39 Emp. Im. Ltda.	100	100	17,053	11,842	5,211	5,146	62	411	5,211	5,149	62	412
Grand Park - Parque das Aguas Emp Im Ltda.	50	50	26,428	26,078	350	9,597	(7,809)	(11,680)	175	4,070	(3,895)	(5,840)
Gafisa SPE 37 Emp. Im. Ltda.	100	100	14,702	8,477	6,225	4,186	2,179	(405)	6,225	4,046	2,179	(406)
Gafisa SPE 118 Emp. Im. Ltda.	100	100	3,754	258	3,496	3,375	115	-	3,496	3,381	115	-
Gafisa SPE 113 Emp. Im. Ltda.	60	100	10,007	5,020	4,988	4,629	(590)	(2,826)	2,993	3,347	(354)	(1,298)
OCPC01 adjustment – capitalized interests (e)	-	-	-	-	-	-	-	-	30,448	25,035	(1)	-
Other	-	-	1,483,872	1,063,434	420,437	480,587	27,448	21,942	(53,143)	29,211	14,448	9,789
Subtotal			8,544,455	4,500,487	4,043,975	4,515,915	206,492	104,003	3,159,722	3,130,395	108,939	46,744

Other investments (a)									235,417	298,927
Goodwill on acquisition of subsidiaries (b)									171,604	183,113
Total investments									3,666,742	3,616,333

(A free translation from the original in Portuguese into English)

  Quarterly information - 06/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investment in subsidiaries--Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees--Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	6/30/2012	12/31/2011	06/30/2012	06/30/2012	06/30/2012	12/31/2011	06/30/2012	06/30/2011	06/30/2012	12/31/2011	06/30/2012	06/30/2011
Provision for capital deficiency (c):
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	190,321	216,409	(26,088)	(22,371)	(3,717)	1,275	(13,044)	(11,186)	(1,858)	(103)
Gafisa SPE 121 Emp. Im. Ltda.	100	100	10,500	12,111	(1,612)	(1,605)	(7)	(53)	(1,612)	(1,605)	(7)	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	2,717	3,972	(1,256)	(1,110)	(145)	(429)	(1,256)	(1,110)	(145)	(201)
Península SPE1 S.A.	50	50	13,039	15,015	(1,976)	(2,244)	203	(156)	(988)	(1,090)	101	(108)
GafisaSPE-117Emp.ImobiliáriosLtda.	100	100	20,514	25,450	(4,936)	834	(4,972)	(1,189)	(4,936)	834	(4,936)	(1,189)
GafisaSPE-119Emp.ImobiliáriosLtda.	100	100	7,771	10,773	(3,002)	1	(3,003)	-	(3,002)	1	(3,002)	-
Other	-	-	151,266	69,495	(14,809)	(6,043)	(567)	(13,016)	(4,199)	(5,330)	5,700	(6,403)
Total reserve for capital deficiency			396,128	353,226	(53,678)	(32,538)	(12,208)	(13,568)	(29,037)	(19,486)	(4,147)	(8,004)

Total equity pick-up											104,792	56,649

(a)   As a result of the establishment in January 2008 of a unincorporated partnership (SCP), the Company holds interests in such company that as of September 30, 2012 amounts to R$234,711 (December 31, 2011 - R$298,927) - Note 14.

(b)   See composition in Note 10.

(c)   Provision for capital deficiency is recorded in account “Other payables” (Note 15).

(d)   In the year ended December 31, 2011, a transfer of units from this SCP to this Company  was made for the respective carrying value per share.

(e)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    Change in investments

Opening balance at December 31, 2011	3,616,333
Equity pick-up	104,792
Capital contribution	16,790
Advance for future capital increase	50,831
Acquisition/sale of interest	(9,832)
Dividends receivable	(29,188)
Other investments	(63,467)
FIDC - Note 5 (ii)	(8,008)
Write-off of Cipesa goodwill for sale of land	(11,509)
Balance at September 30, 2012	3,666,742

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10. Intangible assets

The intangible assets breakdown is as follows:

	Company
	12/31/2011			9/30/2012
	Balance	Addition	Write-down	Balance
Software – Cost	43,237	13,403	(1,264)	55,375
Software – Amortization	(21,850)	(5,954)	-	(27,803)
Organization expenditures	9,582	32,110	(22,133)	19,559
	30,969	39,558	(23,397)	47,130

	Consolidated
	12/31/2011			9/30/2012
	Balance	Addition	Write-down	Balance
Goodwill
AUSA (Note 9)	152,856	-	-	152,856
Cipesa (Note 9)	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land (Note 9)	(10,430)	(11,509)	-	(21,939)
	183,113	(11,509)	-	171,604
Other intangible assets
Software – Cost	60,490	19,832	(1,990)	78,332
Software – Amortization	(27,839)	(9,168)	-	(37,007)
Organization expenditures	13,720	34,002	(22,133)	25,589
	46,371	44,666	(24,123)	66,914

	229,484	33,157	(24,123)	238,518

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits. These amounts are annually tested for impairment.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Loans and financing

			Company		Consolidated
Type of operation	Original Maturity	Annual interest rate	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Certificate of Bank Credit – CCB (i)	August 2013 to June 2017	1.30 % to 2.20% + CDI	717,179	775,389	853,859	937,019
Promissory notes (ii)	December 2012	125% to 126% of CDI	243,513	231,068	243,513	231,068
National Housing System (i)	October 2012 to August 2015	TR + 8.30 % to 11.50%	211,715	156,911	927,697	684,642
Assumption of debt in connection with inclusion of subsidiaries ‘debt and other	April 2013	TR + 12%	1,602	3,125	1,602	3,881
			1,174,009	1,166,493	2,026,671	1,856,610

Current portion			512,794	721,788	952,608	1,135,543
Non-current portion			661,215	444,705	1,074,063	721,067

(i)    Funding for developments – National Housing System (SFH) and for working capital and CCB correspond to credit lines from financial institutions using the funding necessary to the development of the Company's ventures and subsidiaries.

On June 27, 2011, eight Certificates of Bank Credit (CCBs) were issued by the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A.

In AUSA, eight CCBs were issued, totaling R$55,000. CCBs are guaranteed by 500,000 units issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.

Funds from the mentioned CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage and liquidity ratios of the Company. These covenants were complied with as of September 30, 2012.

(ii)   On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of commercial promissory notes was approved in two series, the 1st in the amount of R$150,000 and the 2nd in the amount of R$80,000, totaling R$230,000. As of September 30, 2012, the issuance balance is R$243,513. The issuance count on covenants mainly related to the fulfillment of leverage and liquidity ratios of the Company. These covenants were complied with on September 30, 2012.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current installments fall due as follows, considering the loans and financing reclassified into short term as of December 31, 2011 by default. In March and June 2012, the Company renegotiated certain restrictive covenants and, as of September 30, 2012, is in compliance with the new covenants arising from the renegotiation. The non-current installments, which had been reclassified into current as of December 31, 2011, are reclassified into non-current, according to their maturity in the follow years ending:

	Company		Consolidated
Maturity	9/30/2012	12/31/2011	9/30/2012	12/31/2011
2012	321,678	721,788	546,070	1,135,543
2013	258,216	49,208	558,279	215,263
2014	335,798	163,174	553,208	222,693
2015	150,019	126,982	232,540	152,006
2016 forwards	108,298	105,341	136,574	131,105
	1,174,009	1,166,493	2,026,671	1,856,610

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Loans and financing --Continued

As of September 30, 2012, the Company and its subsidiaries have credit lines approved and not used for 41 ventures amounting to R$294,967 (Company – not reviewed) and R$1,187,653 (consolidated – not reviewed).

Loans, financing and debentures are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units amounting to R$3,973,288 as of September 30, 2012 (R$3,806,586 as of December 31, 2011).

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill with such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants at September 30, 2012 and December 31, 2011 are disclosed in Note 12.

Default on CCB restrictive covenants and waiver

In March, April and June 2012, the Company was in default on the restrictive covenants of a CCB amounting to R$100,000 due to the corporate rating downgrade. Immediately thereafter, the Company negotiated and obtained a waiver from the financial institutions of the early redemption due to the defaults on covenants. On September 30, 2012, the Company is compliant with these covenants.

Financial expenses of loans, financing and debentures (Note 12) are capitalized at cost of each venture, according to the use of funds, and transferred to the statement operations based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization varied from 8.79% to 10.55% as of September 30, 2012 (11.61% as of December 31, 2011).

	Company		Consolidated
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
		(restated)		(restated)
Total financial expenses for the period	(67,420)	(28,875)	(42,375)	(30,606)
Capitalized financial charges	(80,840)	(80,045)	(175,042)	(165,349)

Financial expenses (Note 24)	(148,260)	(108,920)	(217,417)	(195,955)

Financial charges included in “Properties for sale”

Opening balance	108,450	116,287	221,814	146,541
Capitalized financial charges	80,840	80,045	175,042	165,349
Charges appropriated to income (Note 23)	(58,985)	(91,954)	(149,526)	(134,401)

Closing balance (Note 6)	130,305	104,377	247,330	177,489

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Original final maturity	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Third program /first placement - Fifth placement (i)	250,000	120% of CDI	Maio 2013	132,877	253,592	132,877	253.592
Sixth placement (ii)	100,000	CDI + 1.30%	Agosto 2014	134,868	124,851	134,868	124.851
Seventh placement (iii)	600,000	TR + 10.25%	December 2014	616,074	601,234	616,074	601.234
Eighth placement /first placement (v)	288,427	CDI + 1.95%	October 2015	299,820	293,819	299,820	293.819
Eighth placement / second placement (v)	11,573	IPCA + 7.96%	October 2016	13,950	12,680	13,950	12.680
First placement (Tenda) (iv)	600,000	TR + 8.47%	OUtubro 2015	-	-	625,785	613.024
				1,197,589	1,286,176	1,823,374	1.899.200

Current portion				314,517	1,286,176	465,425	1.899.200
Non-Current portion				879.324	883,072	-	1,357,949

Current and non-current installments fall due as follows, considering the balances reclassified into current as of December 31, 2011 by default. In March and June 2012, the Company renegotiated certain restrictive covenants and, in September 30, 2012, is in compliance with the new covenants arising from the renegotiation. The non-current installments, which had been reclassified into current as of December 31, 2011, are reclassified into non-current as of September 30, 2012, according to their maturity as follows:

	Company		Consolidated
Maturity	9/30/2012	12/31/2011	9/30/2012	12/31/2011
2012	35,811	1,286,176	111,766	1,899,200
2013	424,831	-	574,661	-
2014	579,713	-	779,713	-
2015	150,000	-	350,000	-
2016 onwards	7,234	-	7,234	-
	1,197,589	1,286,176	1,823,374	1,899,200

(i)      On May 16, 2008, the Company obtained approval for its 3rd Debenture Placement Program, which allows it to place R$1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the 3rd Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000. On April 26, 2012, the Company set the conditions for the scheduled price adjustment, as provided for in the indenture, which was not accepted by 12,138 debenture holders; accordingly, the Company acquired on May 5, 2012 all debentures from those who did not accept the fixed conditions for R$123,192.

(ii)     On August 12, 2009, the Company obtained approval for its 6th Placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months. In October 2010, the Company carried out the early redemption of the first series of this placement in the amount of R$150,000.

(iii)    On November 16, 2009, the Company obtained approval for its 7th Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, maturing in five years.

(iv)    On April 14, 2009, the subsidiary Tenda obtained approval for its 1st Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual amortizations between October 1, 2012 and October 1, 2015. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

(v)     On September 17, 2010, the Company obtained approval for its 8th Placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

As mentioned in Note 4.2, the balance of cash in guarantee to loans in investment funds in the amount of R$40,839 at September 30, 2012 (R$59,497 as of December 31, 2011) is pledged to cover the ratio of restrictive debenture covenants.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at September 30, 2012 and December 31, 2011 are as follows:

	9/30/2012	12/31/2011
Fifth placement (b)
Total debt less SFH debt, less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	n/a	78.79%
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over debt	2.22 times	n/a
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt	n/a	3,48 times
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	16.90%	32.94%

Seventh placement (a)
The quotient of the division of EBIT(2) by the net financial expense shall be lower than 1.3, EBIT being positive at all times	n/a	3.25 times
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	24.39 times	14.27 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling shareholders	16.08%	31.8%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.92 times	1.74 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	19.14 times	14.27 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling shareholders	16.08%	31.8%

First placement – Tenda (a)
The EBIT (2) shall be 1.3 times over the net financial expense or equal to or lower than zero and EBIT higher than zero	n/a	39.35 times
The debt ratio, calculated as total account receivable plus inventory, divided by net debt less venture debt with general guarantee, must be > 2 or < 0, where TR (4) + TE (5) is always > 0	-3.56	-6.5
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by equity, must not exceed 50% of equity.	-42.95%	-40.83%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	5.20 times	2.57 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents, short-term investments, cash in guarantee to loans, and restricted credits.

(2)   EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.

(3)   Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

n/a These ratios were replaced, as mentioned in Notes (a) and (b) below.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures—Continued

As of December 31, 2011, the Company exceeded what was provided for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa because of the EBIT was lower than zero, and of the Fifth Placement of Gafisa because of the ratio was higher than 75% of equity.

(a)    On March 13, 2012, at the Debenture holders’ Meeting, the following resolutions were approved for the First Placement of Tenda and the Seventh Placement of Gafisa:

1.      Approval of a new definition of the Coverage Ratio of the Debt Service, thus amending the wording of line (n) of item 6.2.1 of the Indenture as follows:

6.2.1.

(...)

(n) the non-compliance with the Coverage Ratio of the Debt Service, calculated according to the formula below, and determined based on the audited or reviewed consolidated financial statements of the Issuer for each quarter until (and including) the quarter ended March 31, 2014:

Total Receivables + Unappropriated Income + Total Inventory > 1.5

Net Debt + Properties Payable + Unappropriated Cost

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.      Approval of the fixed percentage, as provided for in Covenant 4.4.5 of the Indenture, from 130% to 145% (First Placement of Tenda) and 125% (Seventh Placement of Gafisa).

3.      As condition to the approval of the above items, for the First Placement of Tenda, the Company shall present the approval of the personal guarantee by the Board of Directors of Gafisa, attested by the presentation of the minutes of the Board of Directors Meeting duly registered and published in the appropriated authorities, where the Parties shall amend the Indenture.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures—Continued

(b)    On March 28, 2012, the Debenture Holders’ Meeting approved the following resolutions on the Fifth Placement of Gafisa:

I.    Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the first quarter of 2012 is made by adopting the new methodology “m), by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

1.   {Total Debt – (Venture Debts +  Cash and Cash Equivalents +  Short term investments)} ≤ 75%;

                                   Equity

2.   {Total Receivables + Inventory of Finished Properties } ≥ 2.2 or < 0;

                           Total Debt

A.  For the purposes of the provisions of line (m) above:

(...)

(c)   “Venture Debt” – the sum of all contracts for purpose of funding the construction and which funds provided by the National Housing System (SFH) or the Severance Indemnity Fund for Employees (FGTS). Accordingly: Venture Debt = SFH Debt + FGTS Debt”.

II.   Amend the interest of Debenture provided for in item 4.9.1 of the Covenant Four of the Indenture to 120% of CDI, so that the new wording of this item is as follows, and the new interest shall be effective from March 30, 2012, according to the DI released by the CETIP:

“4.9.1. Debentures will entitle to the payment of interest equivalent to the accumulation of 120% (one hundred and twenty per cent) of the daily average rates of one-day Interbank Deposits (DI), Extra Group, expressed as a percentage per year, based on 252 (two hundred fifty two) working days, calculated and released by CETIP.”

On September 27, 2012, a General Meeting of Debenture Holders was held and approved the following resolutions regarding the 1st Tenda Issue:

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

                 I.       Alter the composition and verification criteria for the Guaranteed Percentage such that of the amount of 145% of the Guaranteed Percentage, at least 100% is composed of Performed Credit Rights, that is, those receivables originated in Elligible Developments the construction of which has been concluded and the respective certificate of occupancy has been issued.

12. Debentures--Continued

               II.       Estabelish the new criteria for the calculation of the coupon, considering na incresae in the rates used for its calculation, from 8,16% to 10,25% p.a. to 9% to 11% p.a. The new parameter of Coupon percentages shall be adopted as of the next Issue capitalization period, to wit, counting from October 1, 2012.

              III.       Alter the amortization payment schedule, with the subsequente extension of the Issue term for an additional 18 (eighteen) months, with the ammortization flow amended to the following dates: October 1, 2012, R$50,000; April 1, 2013, R$75,000; October 1, 2013, R$75.000; April 1, 2014, R$100,000; October 1, 2014, R$100,000; April 1, 2015, R$100,000; October 1, 2015, R$100,000.

13. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5 (iii) to 5(vii) are as follows:

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Assignment of receivables:
CCI obligation Jun/09 - Note 5(iii)	-	-	16,853	24,791
CCI obligation Jun/11 - Note 5(iv)	34,708	46,283	110,787	169,793
CCI obligation Sep/11 - Note 5(v)	9,493	171,210	9,493	188,191
CCI obligation Dec/11 - Note 5(vi)	16,768	47,505	26,024	72,384
CCI obligation May/12 - Note 5(vii)	15,716	-	32,861	-
CCI obligation Aug/12 – Note 4 (viii)	10,478	-	14,559	-
Other	27,943	31,911	42,232	46,812
	115,106	296,909	252,809	501,971

Current portion	28,317	32,567	58,667	70,745
Non-current potion	86,789	264,342	194,142	431,226

These transactions have right of recourse and, accordingly, are classified into a separate account in current and non-current liabilities.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14. Payables to venture partners

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Payable to venture partners (a)	200,000	300,000	261,290	401,931
Usufruct of shares (b)	38,560	39,963	62,908	71,255

	238,560	339,963	324,198	473,186

Current portion	113,932	139,907	156,773	219,796
Non-current portion	124,628	200,056	167,425	253,390

(a)   In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies, as mentioned in Note 9 (i) (a). As of September 30, 2012, the SCP received contributions of R$213,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 200,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of September 30, 2012 payables to venture partners were recognized in the amount of R$200,000, maturing on January 31, 2014. The venture partners receive an annual declared dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate; as of September 30, 2012, the amount accrued totaled R$2,532. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units. As of September 30, 2012, the SCP and the Company is in compliance with these clauses.

In the consolidated financial statements, in April 2010, the subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of September 30, 2012, this entity subscribed capital and paid-in capital reserve amounting to R$161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, due to prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of September 30, 2012, payables to investors/venture partners are recognized at R$58,759 (net of the payment mentioned below), with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a. As of September 30, 2012, the balance accrued amounts to R$5,427. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. On April 2, 2012, the Company paid R$26,667 to partners who hold preferred shares. As of September 30, 2012, the Company is in compliance with the above-described clauses.

Dividends are reclassified as financial expenses in the financial statements.

(b)   As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 11, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on effective interest method of amortization in the statement of operations. As of September 30, 2012, the total amount of dividends paid to partners who hold preferred shares was R$13,400 and R$8,600, respectively.

15. Other obligations

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Acquisition of interests	2,286	2,286	21,393	20,560
Provision for penalties for delay in construction works	8,130	12,675	50,021	51,211
Cancelled contract payable	5,718	3,662	59,790	88,279
FIDC payable (a)	-	-	14,870	2,950
Provision for warranty	27,735	25,009	64,996	53,715
Deferred sales taxes (PIS and COFINS)	33,370	29,596	35,558	137,074
Provision for net capital deficiency (Note 9)	29,037	19,486	-	-
Other liabilities	29,906	42,548	56,593	63,282

	136,182	135,262	303,221	417,071

Current portion	91,374	98,773	193,136	274,214
Non-current portion	44,808	36,489	110,085	142,857

(a)   Refers to the operation on assignment of receivables portfolio - Note 5(ii).

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

In the period ended September 30, 2012, the changes in the provision are summarized as follows:

Company	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total
Balance at December 31, 2011	91,735	1,894	14,968	108,597
Additional provision	24,919	14	12,938	37,871
Payment and reversal of provision not settled	(12,805)	(968)	(10,777)	(24,550)
Balance at September 30, 2012	103,849	940	17,129	121,918

Current portion	29,153	940	17,129	47,222
Non-current portion	74,696	-	-	74,696

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total
Balance at December 31, 2011	114,177	15,852	39,760	169,789
Additional provision	40,819	25	27,245	68,089
Payment and reversal of provision not settled	(22,758)	(774)	(16,197)	(39,729)
Balance at September 30, 2012	132,238	15,103	50,808	198,149

Current portion	29,153	940	17,129	47,222
Non-current portion	103,085	14,163	33,679	150,927

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

(a)    Civil, tax and labor claims

As of September 30, 2012, the provisions related to civil claims include R$74,696 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$6,237, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$61,157, in connection with the restriction of the usage of the Gafisa’s bank account; and there is also the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments--Continued

(a)    Civil, tax and labor claims--Continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(i)     The subsidiary AUSA is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) Probable in regard to the principal and interest, and (ii) Remote in regard to the fine for noncompliance with accessory liabilities. The amount of contingency, rated by legal counsel as a probable loss, amounts to R$12,217 and is provisioned at September 30, 2012.

(ii)    As of September 30, 2012, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$186,261. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, and on the negotiation that shall be made, the provisioned amount is considered sufficient by management to cover expected losses.

As of September 30, 2012, the Company and its subsidiaries have judicially deposited the amount of R$101,530 (R$85,702 as of December 31, 2011) in the Company’s interim financial information, and R$130,768 (R$108,436 as of December 31, 2011) in the consolidated interim financial information (Note 7) in connection with the aforementioned legal claims.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments--Continued

(a)    Civil, tax and labor claims --Continued

(iii)   Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines.

(iv)   Lawsuits in which likelihood of loss is rated as possible

In addition, as of September 30, 2012, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. According to the opinion of the legal counsel, the likelihood of loss is rated as possible, in the amount of R$694,309 (R$489,549 as of December 31, 2011), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts.

			Consolidated
Civil claims	Tax claims	Labor claims	Total
505,185	52,885	136,239	694,309

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments--Continued

(b)    Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4.2, at September 30, 2012, the Company and its subsidiaries have restricted financial investments which will be released at the extent the guarantee indexes described in Note 4.2 are met, which include the receivables pledged in guarantee of 120% of the debt outstanding.

(c)    Commitments

In addition to the commitments mentioned in Notes 6, 9, 11 and 12, the Company has the following other commitments:

(i)     The Company has contracts for the rental of 28 properties real estates where its facilities are located, the monthly cost amounting to R$1,123 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii)    As of September 30, 2012, the Company, through its subsidiaries, has long-term obligations in the amount of R$32,364 (R$24,858 as of December 31, 2011), related to the supply of the raw material used in the development of its real estate ventures.

(iii)   As mentioned in Note 9, the Company informs that the amount negotiated to acquire the remaining 20% interest in the capital stock of AUSA amounts to R$359 million, which will be settled through the issuance of Gafisa (parent company) shares estimated at 70,251,551 common shares. The number of shares that shall be issued to settle this transaction is being decided at an arbitration process initiated by the non-controlling shareholders of AUSA.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Obligations for purchase of properties and advances from customers

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Obligations for purchase of properties	147,617	203,284	365,614	493,176
Adjustment to present value	(2,644)	(4,433)	1,073	(4,034)
Advances from customers
Development and sales - Note 5(i)	39,205	57,297	147,675	215,042
Barter transaction - Land (Note 6)	21,418	30,111	51,096	83,506

	205,596	286,259	565,458	787,690

Current portion	158,224	232,792	451,129	610,555
Non-current portion	47,372	53,467	114,329	177,135

18. Equity

18.1.  Capital

As of September 30, 2012, the Company's authorized and paid-in capital amounts to R$2,734,159 (R$2,734,157 as of December 31, 2011), represented by  432,872,285  registered common shares (432,699,559 as of December 31, 2011) without par value, of which 599,486 were held in treasury.

In May 2012, a capital increase was approved in the amount of R$2 with the issuance of 172,726 new common shares.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

In the period ended September 30, 2012, there was no change in common shares held in treasury.

Treasury shares - 09/30/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,674	1,731

(*)   Market value calculated based on the closing share price at September 30, 2012 of R$4,45, not considering volatilities.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 16).

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.1.  Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
December 31, 2011	432,099
Treasury shares	600
Authorized shares at December 31, 2011	432,699

Exercise of stock option	173

Authorized shares at September 30, 2012	432,872

Weighted average shares outstanding	432,197

18.2.  Allocation of income for the year

According to the Company’s by-laws, net income for the year is allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

18.3.  Stock option plan

Expenses for granting stocks recorded under the account “general and administrative expenses” (Note 23) in the period ended September 30, 2012 and 2011 are as follows:

	9/30/2012	9/30/2011

Gafisa	14,363	9,946
Tenda	434	1,659
	14,797	11,605

Alphaville	8,405	1,184
	23,202	12,789

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(i)    Gafisa

To price the options granted, Company uses the Binomial and Monte Carlo models.

There are currently four active stock option programs that abide by the rules established in the Company’s Stock Option Plan.

On August 20, 2012, a stock option program was approved with grants of  2,010,548 options. In addition, the substitution of 9,264,253 options from previous programs for 5,628,500 options granted under this new program was approved.

The increased fair value as a resulto f these modifications is R$4,277. The premisses used in recording the stock option programs were: expected volatility of 40% p.a., expected dividends of 1.90% of the risk-free interest rate or 7.85% and issue price of R$2.73 per option.

The Company and its subsidiaries record the amounts received from employees participating in the stock option plans (due to exercising options) in an account of advances in liabilities. In the period ended September 30, 2012, the balance of advances received was R$1,634. No advances were received in the year ended December 31, 2011.

As of September 30, 2012 and December 31, 2011, the changes in the number of stock options and corresponding weighted average prices are as follows:

	9/30/2012		12/31/2011
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	16,634,974	9,81	8,787,331	11,97
Options granted	7,639,048	1,66	12,855,000	10,60
Options exercised (i)	(172,726)	0,01	(1,184,184)	12,29
Options substituted	(9,264,253)	8,28
Options expired	(579,774)	7,71	(36,110)	8,12
Options forfeited	(4,109,523)	7,38	(3,787,063)	13,88

Options outstanding at the end of the period	10,147,746	2,44	16,634,974	8,94

Options exercisable at the end of the year	211,986	7,71	1,991,712	9,81

(i)    In the period ended September 30, 2012, the amount received through exercised options was R$1,636 (R$4,959 in the year ended December 31, 2011).

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(i)    Gafisa--Continued

The analysis of prices as of September 30, 2012 and December 31, 2011 is as follows:

	In Reais
	2012	2011

Exercise price per option at the end of the period/year	7.71	4.57-22.79

Weighted average exercise price at the option grant date	2.44	9.03

Weighted average market price per share at the grant date	7.76	10.03

Market price per share at the end of the period/year	4.46	4.12

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The options granted will provide to their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire in up to ten years from the grant date.

The dilution percentage at September 30, 2012 was 0.51% corresponding to a loss of R$(0.059).

In the period ended September 30, 2012, the Company recognized the amounts of R$14,363 (Company) and R$23,202 (consolidated) (Note 23), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of September 30, 2012, the amount of R$14,638, related to the reserve for granting options of Tenda is recognized under the account “Intercompany” of Gafisa.

In the period ended September 30, 2012 Tenda recorded stock option plan expenses amounting to R$434 (R$1,659 as of September 30, 2011).

(iii)  AUSA

The subsidiary AUSA has four active stock option plans in Phantom Stocks models.

As the controller does not have shares traded on the stock exchange, it prices its shares according to the valuation of the company.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

As of September 30, 2012 and December 31, 2011, the changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2012		2011
	Number of Options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the period/year	1,629,000	10.48	1,932,000	8.01
Options granted	-	-	364,000	10.48
Options exercised	(210,000)	10.48	(133,000)	7.81
Options forfeited /sold	(36,000)	10.48	(534,000)	7.61
Options outstanding at the end of the period/year	1,383,000	10.48	1,629,000	10.48

The dilution percentage at September 30, 2012 was 0.0005%, corresponding to earnings per share after dilution of R$0.511990 (R$0.511988 before dilution).

AUSA recorded expenses for the stock option plan amounting to R$8,405, including R$7,403 related to the adjustment of the balance paid to beneficiaries in the amount of R$13,462 in the period ended September 30, 2012 (R$1,184 on September 30, 2011).

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the periods ended September 30, 2012 and 2011 is as follows:

	Consolidated
	9/30/2012	9/30/2011
		(restated)
Income (loss) before income and social contribution taxes, and statutory interest	54,348	(154,289)
Income tax calculated at the applicable rate - 34%	(18,478)	52,458
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	62,670	32,264
Tax losses carryforwards (used)	(3,708)	-
Stock option plan	(7,889)	(3,946)
Other permanent differences	9,501	(4,505)
Charges on payables to venture partners	(3,432)	(1,097)
Tax benefits not recognized	(85,647)	(22,604)
	(46,983)	52,570
Effective rate of income and social contribution taxes	-	34%
Tax expenses - current	(36,612)	(37,852)
Tax revenues/expenses - deferred	(10,371)	90,422

(ii)     Deferred income and social contribution taxes

The Company recognized tax assets on losses on income and social contribution taxes carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to be used to offset the deferred tax asset, based on projections of results prepared and on internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized. As of September 30, 2012 and December 31, 2011, the Company did not recognize any deferred tax assets calculated on the tax loss. In the period ended September 30, 2012, there was no change in the retained earnings scenario.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes --Continued

As of September 30, 2012 and December 31, 2011, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011
Assets
Provisions for legal claims	41,452	36,923	67,371	57,728
Temporary differences – PIS and COFINS deferred	14,312	17,274	27,869	35,755
Provisions for realization of non-financial assets	1,873	11,981	17,628	31,672
Temporary differences – CPC adjustment	21,437	45,103	34,504	85,865
Other provisions	41,683	41,995	126,145	102,002
Income and social contribution tax loss carryforwards	97,074	69,055	301,241	247,872
Tax credits from downstream acquisition	18,978	8,793	18,978	8,793
Tax benefits not recognized	(183,497)	(150,079)	(468,462)	(343,982)
	53,312	81,045	125,274	225,705

Liabilities
Negative goodwill	(91,323)	(90,101)	(96,347)	(95,125)
Temporary differences –CPC adjustment	(3,756)	(14,862)	(3,756)	(14,862)
Differences between income taxed on cash basis and recorded on an accrual basis	(22,159)	(42,883)	(118,544)	(198,720)
	(117,238)	(147,846)	(218,647)	(308,707)

Total net	(63,926)	(66,801)	(93,373)	(83,002)

20. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of September 30, 2012 and December 31, 2011, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value directly as part of the year income. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations--Continued

b)    Derivative financial instruments --Continued

As of September 30, 2012, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from September 2012 and June 2017. The derivative contracts are as follows:

Consolidated
	Reais		Percentage	Validity		Gain (loss) not realized by derivative instruments - net
Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	9/30/2012	12/31/2011

Banco Votorantim S.A.	90,000	Fixed 12.1556%	CDI 0.31%	6/15/2011	12/19/2011	-	(16)
Banco Votorantim S.A.	90,000	Fixed 13.0074%	CDI 0.31%	12/19/2011	3/30/2012	-	505
Banco Votorantim S.A.	90,000	Fixed 12.3600%	CDI 0.31%	3/30/2012	9/28/2012	-	856
Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	9/28/2012	3/28/2013	2,078	815
Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	3/28/2013	9/30/2013	1,648	238
Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	9/30/2013	3/28/2014	1,094	117
Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	3/28/2014	9/30/2014	880	251
Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	9/30/2014	3/30/2015	798	297
Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	3/30/2015	30/9/2015	207	(54)
Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	9/30/2015	3/31/2016	324	97
Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	3/31/2016	9/30/2016	25	(55)
Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	9/30/2016	3/30/2017	326	167
Banco Votorantim S.A.	110,000	Fixed 12.3450%	CDI 0.2801%	6/28/2011	12/29/2011	-	112
Banco Votorantim S.A.	110,000	Fixed 13.3385%	CDI 0.2801%	12/29/2011	6/20/2012	-	1,316
Banco Votorantim S.A.	110,000	Fixed 12.4481%	CDI 0.2801%	6/20/2012	12/20/2012	2,381	1,074
Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	6/20/2013	2,537	836
Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	6/20/2013	12/20/2013	1,802	324
Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	6/20/2014	1,527	324
Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	6/20/2014	12/22/2014	667	19
Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	6/22/2015	758	284
Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	6/22/2015	12/21/2015	320	(64)
Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	6/20/2016	458	213
Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	6/20/2016	12/20/2016	58	(45)
Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	6/20/2017	294	124
						18,182	7,735

During the period ended September 30, 2012, the amount of R$6,384 in the Company’s interim financial information and R$11,087 in the consolidated interim financial information, which refers to net result of the interest swap transaction, was recognized in the “financial income (loss)” line, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note  24).

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations --Continued

c)    Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 11 and 12. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimation of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes 11 and 12).

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

	Consolidated
Period ended September 30, 2012	Less than 1 year	1 to 3 years	3 to 5 years	Total
Loans and financing	952,608	935,634	138,429	2,026,671
Debentures	465,425	1,100,715	257,234	1,823,374
Payables to venture partners	156,773	156,552	10,873	324,198
Suppliers	156,107	-	-	156,197
	1,730,913	2,192,901	406,536	4,330,350

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk--Continued

	Consolidated
Year ended December 31, 2011	Less than 1 year	1 to 3 years	3 to 5 years	Total
Loans and financing	1,135,543	437,232	283,835	1,856,610
Debentures	1,899,200	-	-	1,899,200
Payables to venture partners	219,796	233,771	19,619	473,186
Suppliers	135,720	-	-	135,720
	3,390,259	671,003	303,454	4,364,716

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value is observable, direct or indirectly;

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the Interim Financial Information as of September 30, 2012 and December 31, 2011:

	Company			Consolidated
	Fair value classification
As of September 30, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	-	-	-	154,178	-
Short-term investments (Note 4.2)	-	54,321	-	-	770,980	-
Derivative financial instruments	-	10,801	-	-	18,182	-

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	1,110	-	-	50,970	-
Short-term investments (Note 4.2)	-	90,962	-	-	846,062	-
Derivative financial instruments	-	4,418	-	-	7,735	-

(ii)   Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)     The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)    The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments--Continued

The main consolidated carrying amounts and fair values of financial assets and liabilities at September 30, 2012 and December 31, 2011 are as follows:

	Consolidated
	9/30/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	463,846	463,846	137,598	137,598
Short-term investments (Note 4.2)	770,980	770,980	846,062	846,062
Trade account receivable (Note 5)	4,486,507	4,486,507	4,826,448	4,826,448

Financial liabilities
Loans and financing (Note 11)	2,026,671	2,029,022	1,856,610	1,860,995
Debentures (Note 12)	1,823,374	1,833,228	1,899,200	1,907,463
Payables to venture partners (Note 14)	324,198	324,198	473,186	473,186
Suppliers	130,591	130,591	135,720	135,720

a)     Risk of debt acceleration

As of September 30, 2012, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

b)     Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•  The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments--Continued

b)    Market risk --Continued

•  Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•  The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•  In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•  Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•  Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•  The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•  The opportunities for development may decrease.

•  The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments --Continued

b)    Market risk --Continued

•  Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

•  Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•  Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

(iii)   Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the period ended September 30, 2012.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments--Continued

	Company		Consolidated
	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Loans and financing (Note 11)	1,174,009	1,166,493	2,026,671	1,856,610
Debentures (Note 12)	1,197,589	1,286,176	1,823,374	1,899,200
Obligation assumed on assignment of receivables (Note 13)	115,106	296,909	252,809	501,971
Payables to venture partners (Note 14)	238,560	339,963	324,198	473,186
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(91,413)	(123,188)	(1,234,826)	(983,660)
Net debt	2,633,851	2,966,353	3,192,226	3,747,307
Equity	2,637,644	2,648,473	2,771,971	2,747,094
Equity and net debt	5,271,495	5,614,826	5,964,197	6,494,401

(iv)  Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s result, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

At September 30, 2012, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 7.36%, the TR at 0.00%, the INCC rate at 7.57%, the General Market Prices Index (IGP-M) at 8.07% and the National Consumer Price Index – Extended (IPCA) at 5.36%.

The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(iv)  Sensitivity analysis--Continued

At September 30, 2012:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	20,425	10,213	(10,213)	(20,425)
Loans and financing	Increase/decrease of CDI	(37,635)	(18,818)	18,818	37,635
Debentures	Increase/decrease of CDI	(19,943)	(9,972)	9,972	19,943
Payables to venture partners	Increase/decrease of CDI	(8,268)	(4,134)	4,134	8,268
SWAP	Increase/decrease of CDI	(12,058)	(6,282)	6,887	14,416

Net effect of CDI variation		(57,479)	(28,993)	29,598	59,837

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-

Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(355)	(177)	177	355

Net effect of IPCA variation		(355)	(177)	177	355

Clients	Increase/decrease of INCC	157,912	78,956	(78,956)	(157,912)
Inventory	Increase/decrease of INCC	78,115	39,057	(39,057)	(78,115)

Net effect of INCC variation		236,027	118,013	(118,013)	(236,027)

Obligation assumed on assignment of receivables	Increase/decrease of IGP-M	-	-	-	-

Net effect of IGP-M variation		-	-	-	-

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties

21.1.  Balances with related parties

The balances between parent and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	9/30/2012	12/31/2011	9/30/2012	12/31/2011

Assets
Current account (c):
Total SPEs	27,318	34,162	52,221	50,694
Thirty party’s works (a)	15,675	33,513	15,675	33,513
Loan receivable (d)	72,363	59,066	79,914	104,059
Dividends receivable	38,159	50,471	-	-
	153,515	177,212	147,810	188,266

Current portion	81,152	118,146	67,896	84,207
Non-current portion	72,363	59,066	79,914	104,059

Liabilities
Current account (c):
Condominium and consortia (b)	(42,114)	(30,586)	(42,114)	(30,717)
Purchase/sale of interests	(35,979)	(25,000)	(35,979)	(25,000)
Total SPEs and Tenda	(283,428)	(142,611)	(10,370)	(42,220)
	(361,521)	(198,197)	(88,463)	(97,937)

Current portion	(361,521)	(198,197)	(88,463)	(97,937)

(a)   Refers to operations in third-party’s works.

(b)   Refers to transactions between the consortia leader and partners and condominiums.

(c)   The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties --Continued

21.1.  Balances with related parties --Continued

(d)       The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below:

	Controladora
	9/30/2012	31/12/2011	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	7,730	9,389	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	14,589	7,276	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,536	1,636	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	847	860	Construction	12% p.a. + IGPM
Gafisa SPE-73 Emp. Imobiliários Ltda.	4,768	3,443	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	3,344	2,119	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	12	11	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	330	946	Construction	12% p.a. + IGPM
Manhattan Residencial I	38,012	29,541	Construction	10% p.a. + TR
Manhattan Comercial I	13	2,622	Construction	10% p.a. + TR
Manhattan Residencial II	122	113	Construction	10% p.a. + TR
Manhattan Comercial II	60	54	Construction	10% p.a. + TR
Target	-	1,056	Construction	IGPM + 12% p.a.
Total Company	72,363	59,066

	Consolidated
	9/30/2012	12/31/2011	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	7,730	9,389	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	14,589	7,276	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,536	1,636	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	847	860	Construction	12% p.a. + IGPM
Gafisa SPE-73 Emp. Imobiliários Ltda.	4,768	3,443	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	3,344	2,119	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	12	11	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	330	946	Construction	12% p.a. + IGPM
Manhattan Residencial I	-	29,541	Construction	10% p.a. + TR
Manhattan Comercial I	-	2,622	Construction	10% p.a. + TR
Manhattan Residencial II	-	113	Construction	10% p.a. + TR
Manhattan Comercial II	-	54	Construction	10% p.a. + TR
Target	-	1,056	Construction	IGPM + 12% p.a.
Fit Jardim Botanico SPE Emp. Imob. Ltda.	17,024	16,429	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	6,185	5,585	Construction	120% of 126.5% of CDI
Fit 08 SPE Emp. Imob. Ltda.	977	875	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	3978	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3151	2,908	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	2,156	1,251	Construction	12% p.a. + IGPM
Jardins da Barra Desenv. Imob. Ltda.	4,686	4,800	Construction	6% p.a.
Fit Roland Garros Emp. Imob. Ltda.	-	4,461	Construction	-
Outros	7,601	4,707	Construction	Several
Total consolidated	79,914	104,059

In the period ended September 30, 2012 the recognized financial income from interest on loans amounted to R$2,333 (R$4,523 in 2011) in the Company’s interim financial information and R$3,138 (R$6,424 in 2011) in the consolidated interim financial information (Note 24).

Information regarding management transactions and compensation is described in Note 25.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties --Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for financial institutions, which amounted to R$1,428,962, as of September 30, 2012.

22. Net operating revenue

	Company		Consolidated
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
		(restated)		(restated)
Gross operating revenue
Real estate development, sale and barter transactions	1,041,778	826,722	3,079,412	2,757,306
Constituion/Reversal of provision for cancelled contracts (Note 5(i))	(3,754)	-	180,389	-
Taxes on sale of real estate and services	(95,465)	(62,608)	(227,337)	(168,221)
Net operating revenue	942,559	764,114	3,032,464	2,589,085

23. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Cost of real estate development and sale:		(restated)		(restated)
Construction cost	453,560	467,970	1,770,706	1,710,941
Land cost	180,296	78,469	348,076	203,194
Development cost	30,318	25,944	104,678	71,795
Capitalized financial charges (Nota 11)	58,985	91,954	149,526	134,401
Maintenance / warranty	16,922	16,849	34,503	26,295
Cost of real estate in the recognition of the provision for cancelled contracts (Note 5 (i))	-	-	(163,877)	-
	740,081	681,186	2,243,612	2,146,626

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23. Costs and expenses by nature --Continued

	Company		Consolidated
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Commercial expenses:		(restated)		(restated)
Marketing expenses	33,238	37,802	89,793	93,574
Brokerage and sale commission	31,874	36,251	86,110	89,736
Institutional marketing expenses	4,628	5,264	12,503	13,030
Customer Relationship Management expenses	4,207	4,785	11,367	11,845
Other	2,525	2,871	6,819	7,107
	76,472	86,973	206,592	215,292

General and administrative expenses:
Salaries and payroll charges	32,577	34,313	103,893	92,262
Employee benefits	1,887	2,219	8,601	5,967
Travel and utilities	1,809	2,340	8,245	6,292
Services	16,140	6,443	32,792	17,324
Rents and condominium fees	3,777	3,295	9,835	8,860
IT	4,189	5,846	9,498	15,719
Stock option plan (Note 18.3)	14,363	9,946	23,202	12,789
Reserve for profit sharing (Note 25 (iii))	19,500	36	42,906	6,425
Other	3,932	4,005	13,997	10,769
	98,174	68,443	252,969	176,407

24. Financial income

	Company		Consolidated
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Financial income		(restated)		(restated)
Income from short-term investments	9,526	25,187	35,625	50,966
Financial income on loan (Note 21)	2,333	4,523	3,138	6,424
Other interest income	883	451	2,209	12,815
Other financial income	1,014	3,753	17,832	7,775
	13,756	33,914	58,804	77,980
Financial expenses (Note 11)
Interest on funding, net of capitalization	(122,389)	(91,482)	(128,662)	(117,130)
Amortization of debenture cost	(2,590)	(1,003)	(2,727)	(1,143)
Payables to venture partners	-	-	(34,711)	(26,409)
Banking expenses	(2,095)	(1,354)	(6,591)	(11,325)
Derivative transactions (Note 20 (i) (b))	6,384	3,505	11,087	5,990
Other financial expenses	(27,570)	(18,586)	(55,813)	(45,938)
	(148,260)	(108,920)	(217,417)	(195,955)

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” in the period ended September 30, 2012, related to the compensation of the Company’s key management personnel are as follows:

Period ended September 30, 2012	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	9	3	6	18
Annual fixed compensation (in R$ thousand)	1,312	104	2,660	4,076
Salary / Fees	1,309	104	2,510	3,923
Direct and indirect benefits	3	-	150	153
Other	-	-	-	-
Variable compensation (in R$ thousand)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$ thousand)	146	11	296	453
Total compensation	1,312	104	2,660	4,076

The maximum aggregate compensation of the Company’s management for this year, from January to December 2012, was established at R$17,042, as approved at the Annual Shareholders’ Meeting held on May 11, 2012.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees --Continued

(ii)   Commercial operations

In the period ended September 30, 2012, no commercial operations were carried out by units sold to the Management and the total receivable amounts to R$5,058 thus far.

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan and the achievement of specific targets, established and agreed-upon at the beginning of each year. The recognition of the provision for Company bonus for 2012 takes into consideration two metrics: (1) generation of cash from operations and (2) indebtedness ratio (net debt / equity). Accordingly, as of September 30, 2012, the Company recorded a provision for profit sharing amounting to R$19,500 in the Company’s interim financial information and R$42,906 in the consolidated interim financial information (R$6,425 in 2011 related to the subsidiary AUSA) under the account “general and administrative expenses” (Note 23). Of this amount, R$10,105 refers to expenses for profit sharing of the statutory executive boards of the Company and subsidiaries Tenda and Alphaville. In 2011, the metrics used to recognize the provision for bonus were different, and these were only reached by the subsidiary AUSA.

26. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The assumptions adopted, given their nature, are not included in the scope of the auditor’s review of interim financial information.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27. Loss per share

The following table shows the calculation of basic and diluted loss per share. In view of the loss for the year, according to CPC 41, shares with dilutive potential are not considered when there is a loss, because the impact would be antidilutive.

		9/30/2011
	9/30/2012	(restated)
Basic numerator
Loss	(25,628)	(126,381)

Basic denominator (in thousands of shares)
Weighted average number of shares	432,197	431,454

Basic loss per share = R$	(0.0593)	(0.2929)

Diluted numerator
Loss	(25,628)	(126,381)

Diluted denominator (in thousands of shares)
Weighted average number of shares	432,197	431,454
Stock options	2,223	3,515
Non-controlling interest shares (Note 9)	70,252	-
Antidilutive effect	(72,475)	3,515

Weighted average number of shares	432,197	431,454

Diluted loss per share - R$	(0.0593)	(0.2929)

28. Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Segment information --Continued

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	9/30/2012
Net operating revenue	1,587,446	920,195	524,823	3,032,464
Operating costs	(1,221,639)	(778,686)	(243,287)	(2,243,612)

Gross income	365,807	141,509	281,536	788,852

Depreciation and amortization	(37,340)	(12,431)	(1,621)	(51,392)
Financial expenses	(161,011)	(25,207)	(31,199)	(217,417)
Financial income	23,883	25,951	8,970	58,804
Tax expenses	(18,067)	(14,223)	(14,693)	(46,983)

Net income (loss) for the period	(64,393)	(61,871)	100,638	(25,626)

Customers (short and long term)	2,539,210	1,303,851	643,446	4,486,507
Inventories (short and long term)	1,146,960	949,276	262,339	2,358,575
Other assets	716,337	1,270,713	193,526	2,180,576

Total assets	4,402,507	3,523,840	1,099,311	9,025,658

Total liabilities	3,588,133	2,055,151	610,403	6,253,687

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Segment information --Continued

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	9/30/2011 (restated)
Net operating revenue	1,357,349	780,817	450,919	2,589,085
Operating cost	(1,148,888)	(759,385)	(238,353)	(2,146,626)

Gross income	208,461	21,432	212,566	442,459

Depreciation and amortization	(41,538)	(14,195)	(1,241)	(56,974)
Financial expenses	(160,512)	(7,019)	(28,424)	(195,955)
Financial income	45,718	20,842	11,420	77,980
Tax expenses	19,726	44,094	(11,250)	52,570

Net income (loss) for the period	(138,190)	(84,718)	96,527	(126,381)

Customers (short and long term)	2,779,030	1,966,525	489,352	5,234,907
Inventories (short and long term)	1,645,032	814,295	224,249	2,683,576
Other assets	629,169	928,534	181,927	1,739,630

Total assets	5,053,231	3,709,354	895,528	9,658,113

Total liabilities	3,973,620	1,563,343	571,927	6,108,890

(i)    Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of September 30, 2012:

29.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	12,838,850
Appropriated sales revenue (A)	(9,412,977)
Unappropriated revenue – external venture management (*)	201,808
Unappropriated sales revenue (B) (*)	3,627,681

Completed ventures (C)	1,571,299

Cumulative receipts (D)	(6,337,556)
Advances from clients
Appropriated revenue surplus (Note 17) (E)	212,215

Total accounts receivable from developments (Note 5) (A+C+D+E)	4,858,935

(*) Information other than accounting are considered in the scope of the review of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to the result.

The real estate development revenue from units sold and under construction of real estate development is appropriated to income over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation of income over the construction period are described in Note 2 – Presentation of interim financial information and summary of main accounting practices.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Ventures under construction – information and commitment --Continued

29.2     As of September 30, 2012, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	1,077,260
Budgeted cost to be incurred with units in inventory (*)	1,305,093
Total budgeted cost incurred and to be incurred with units in inventory(a) (F)	2,382,353

Budgeted cost of units sold (*) (G)	9,245,469
Incurred cost of units sold (H)	(7,135,559)
Unappropriated Budgeted cost of units sold (*) (I)	2,109,910

Total cost incurred and to be incurred (F+G)	11,627,822

(a) The amount of R$568,373 refers to units of cancelled developments not yet cancelled with the respective customers.

(*)Information other than accounting are considered in the scope of the review of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

29.3     As of September 30, 2012, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	3,627,680
Unappropriated barter for land (Note 17)	38,473
3,666,153

Unappropriated cost of units sold (I)	(2,109,910)
Estimated income	1,556,243

Information other than accounting are considered in the scope of the review of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC). The estimated income shown does not consider the tax effects or the present value adjustment, which will be carried out as at the extent they are realized.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Ventures under construction – information and commitment --Continued

29.4     As of September 30, 2012, the cumulative income of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A)	9,412,977
Appropriated barter for land	352,746
9,765,723

Incurred cost of units sold (H)	(7,135,559)
Income	2,630,164

The above income is gross of taxes and present value adjustment (AVP).

30. Communication with regulatory bodies

a)  On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by SEC, which as of the publication of this quarterly information has not issued any opinion.

On July 31, 2012, the Company received the CVM/SEP/GEA-5/ Letter No. 208/2012, requesting information related to criteria for measurement and recognition of revenue and enhancement in the disclosure of some notes to interim financial information, as mentioned in Notes 2 and 29. The Company has already provided all information requested by the CVM, which as of the publication of this quarterly information has not issued any opinion.

In the period ended September 30, 2012, the Company did not receive any information from regulatory agencies.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

September 30, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Analysis of strategic options for Alphaville – Material Fact

On September 10, 2012, the Company published a material fact announcing that it had begun an analysis of strategic options for the Alphaville business to maximize shareholder value. The process to capture this value may involve Alphaville’s going public, the sale of a stake in the company or even maintenance of status quo. Gafisa contracted Rothschild as its financial advisor and Bain & Company as its strategic advisor for analysis of available options for the business in the best interest of its shareholders and will inform the market as soon as a decision on this matter has been made.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Comments on Company’s Business projections

OUTLOOK

With the introduction of the new strategy and organizational structure, Gafisa is progressing toward established guidance for the year. The implementation and development of the operating and financial plan to support the restructuring of Tenda indicates that we are on the right track. Although the direct results of these adjustments to the Tenda operation over recent quarters have been positive, the launch cycle should resume next year. Reflecting the purpose of implementing corrective actions and focusing on execution and delivery, we have not launched any residential tower products via Tenda in 2012. As a result, our official guidance for Tenda launches of R$270-R$330 million for 2012 has been revised down to zero for this year.

As a result, consolidated launches for 2012 are now expected to be between R$2.4 and R$3.0 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent around 55% of launches and AlphaVille 45%. In the first nine months of 2012, the Gafisa Group launched R$1.46 billion or 53% of the mid-range of 2012 guidance of R$1.5 billion for the segment. AlphaVille’s launches were in line with the internal projections and planning, representing 56% of the guidance for the year.

Table 52. Launch Guidance – 2012 Estimates  versus Actual figures 9M12

Launches Guidance 2012E	Guidance (previous)	Guidance (actual)	Mid-range 2012	Achievement 9M12	9M12 as a % of FY
Consolidaded Launches	R$2.70 – $3.30bn	R$2.40 – $3.00bn	R$2.70bn	R$1.46bn	54%
Breakdown by Brand
Launches Gafisa	R$1.35 – R$1.65bn	R$1.35 – R$1.65bn	R$1.50bn	R$795mn	53%
Launches AlphaVille	R$1.08 – R$1.32bn	R$1.08 – R$1.32bn	R$1.20bn	R$667mn	56%
Launches Tenda	R$270 – R$330mn	R$0	-	R$0	0%

As of September 30, 2012, the Company had R$1.23 billion in cash and cash equivalents. During the 9M12 operational consolidated cash flow reached approximately R$607 million, representing 87% of the mid point of the updated guidance established for the full year of 2012, of R$600 – R$800 million. The key drivers of cash flow generation include: (1) our ability to deliver and transfer/customers at Gafisa; (2) the transfer of Tenda units to financial institutions; (3) the sale of inventory and new projects launched; (4) the securitization of receivables and; (5) the sale of non-strategic land, which had a minor contribution to the results posted in the period.

Table 53. Operational Cash Flow Guidance – 2012 Estimates  versus Actual figures 9M12

	Guidance (previous)	Guidance (actual)	Mid-range 2012	Achievement 9M12	9M12 as a % of FY
Operational Cash Flow (CFO)	R$500-R$700 mn	R$600-R$800 mn	R$700mn	R$607mn	87%

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first nine months of the year of 2012, the Gafisa Group delivered 17,729 units and transferred 9,567 Tenda customers to financial institutions, achieving 80% of the mid-range of the guidance for both targets.

Table 54. Other Relevant Operational Indicators – 2012 Estimates  versus Actual figures 9M12

Guidance of Units to be Delivered 2012E	Mid-range	Achievement 9M12	9M12 as a % of FY
Consolidated # Units to be Delivered (22-26K)	24,000	17,728	74%
Breakdown by Brand
# Units to be Delivered Gafisa (6,600-7,800)	7,200	4,735	66%
# Units to be Delivered AlphaVille (4,400-5,200)	4,800	2,612	54%
# Units to be Delivered Tenda (11,000-13,000)	12,000	10,382	87%

Table 55. Tenda Milestones – 2012 Estimates  versus Actual figures 9M12

Customers to be transferred at Tenda 2012E	Mid-range	Achievement 9M12	(9M12 as a % of FY)
Consolidated # Customers to be transferred (10-14K)	12,000	9,567	80%

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

09/30/2012

As of September 30, 2012, there is no shareholder holding more than 5% of the voting capital.

	09/30/2012

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14%

Outstanding shares	432,272,799	99.86%

Total shares	432,872,285	100.00%

09/30/2011

	09/30/2011

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14%

Outstanding shares	431,916,315	99.86%

Total shares	432,515,801	100.00%

As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$359.0 million which will be settled by the issuance of an estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of AUSA, these shareholders of AUSA will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	09/30/2012

	Common shares

	Shares	%

Shareholders holding effective control of the Company	-	0.00%
Board of Directors	259,813	0.06%
Executive directors	1,044,123	0.24%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	1,303,936	0.30%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	430,968,863	99.56%

Total shares	432,872,285	100,00%

	09/30/2011

	Common shares

	Shares	%

Shareholders holding effective control of the Company
Board of Directors	1,263,346	0.29%
Executive directors	1,175,369	0.27%
Fiscal council

Executive control, board members, officers and fiscal council	2,438,715	0.56%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	429,477,600	99.30%

Total shares	432,515,801	100.00%

(*) Excludes shares of effective control, management, board and in treasury

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)              Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended September 30, 2012; and

ii)             Management has reviewed and agreed with the interim information for the quarter ended September 30, 2012.

Sao Paulo, November 12, 2012

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

  Quarterly information - 09/30/2012 – Gafisa S.A.

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

iii)            Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended September 30, 2012; and

iv)           Management has reviewed and agreed with the interim information for the quarter ended September 30, 2012.

Sao Paulo, November 12, 2012

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 6, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer